As filed with the Securities and Exchange Commission on August 11, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

THE PNC FINANCIAL SERVICES GROUP, INC.

(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	6712	25-1435979
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William S. Demchak

Vice Chairman and Chief Financial Officer

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Edward D. Herlihy, Esq. Craig M. Wasserman, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019	H. Rodgin Cohen, Esq. Mark Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate Date of Commencement of Proposed Sale to the Public:    As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered (1)	Amount to be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common stock, par value $5.00 (together with related Preferred Stock Purchase Rights)	7,900,000	(2)	N/A	$328,456,187	(4)	$41,616	(5)
	6,300,000	(3)	N/A	N/A		N/A	(6)

(1)	As of the date hereof, rights to purchase Series G Junior Participating Preferred Stock, par value $1.00 per share, issued pursuant to the Rights Agreement, dated as of May 15, 2000, and amended as of January 1, 2003, between The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”) and The Chase Manhattan Bank, as Rights Agent, (the “Rights”) are attached to and trade with the common stock, par value $5.00 per share, of PNC (the “PNC Common Stock”). The value of the attributable Rights, if any, is reflected in the market price of PNC Common Stock.
(2)	The maximum number of shares of PNC Common Stock estimated to be issuable upon the completion of the merger of Riggs National Corporation (“Riggs”) with and into PNC, based on the number of shares of Riggs common stock, par value $2.50 per share (“Riggs Common Stock”), outstanding, or reserved for issuance under various plans, immediately prior to the merger and the exchange of each share of Riggs Common Stock for shares of PNC Common Stock pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of July 16, 2004, by and between PNC and Riggs.
(3)	The maximum number of shares of PNC Common Stock being registered for resale by certain affiliates of Riggs named as selling stockholders herein, all of which are issuable in exchange for their shares of Riggs Common Stock in connection with the merger.
(4)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(c), (f)(1) and (f)(3) under the Securities Act, based on the aggregate market value on August 6, 2004 of the shares of Riggs Common Stock expected to be exchanged in connection with the merger, the proposed maximum aggregate offering price is $328,456,187, which was determined by taking (i) the product of (A) the average of the high and low prices of Riggs Common Stock as reported on the Nasdaq National Market on August 6, 2004 ($22.16) and (B) 29,202,595, representing the maximum number of shares of Riggs Common Stock expected to be exchanged in connection with the merger, less (ii) the amount of cash expected to be paid by PNC in exchange for shares of Riggs Common Stock ($318,673,318).
(5)	Calculated by multiplying (i) the proposed maximum aggregate offering price of $328,456,187 by (ii) 0.0001267.
(6)	No filing fee is required with respect to the resale of these shares pursuant to Rule 457(f)(5) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Riggs National Corporation and The PNC Financial Services Group, Inc. from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus by accessing the Securities and Exchange Commission’s website maintained at “http://www.sec.gov” or by requesting copies in writing or by telephone from the appropriate company at the following addresses:

Riggs National Corporation	The PNC Financial Services Group, Inc.
1503 Pennsylvania Avenue, N.W. Washington, D.C. 20005 Attention: Investor Relations (202) 835-4309	One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222-2707 Attention: Shareholder Services (800) 982-7652

If you would like to request documents, please do so by [*], 2004 in order to receive them before the Riggs special stockholder meeting. If you request any documents incorporated by reference from us, we will mail them to you promptly by first-class mail, or similar means.

See “Where You Can Find More Information” beginning on page 71.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

A special meeting of stockholders of Riggs National Corporation will be held at [LOCATION], on [DAY], [DATE], at [TIME], Eastern Time, to consider and vote upon the following proposals:

•	To approve and adopt the Agreement and Plan of Merger, dated as of July 16, 2004, by and between The PNC Financial Services Group, Inc. and Riggs National Corporation, which provides for, among other things, the merger of Riggs with and into PNC.

•	To adjourn the special meeting, if necessary, to solicit additional proxies in favor of the merger.

•	To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

The proposed merger is described in more detail in the accompanying proxy statement/prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Annex A to the proxy statement/prospectus.

The Riggs board of directors has set the close of business (5:00 p.m., Eastern time) on [*], 2004, as the record date for determining stockholders entitled to notice of and to vote at the special meeting. Only stockholders of record on that date are entitled to notice of, and to vote at, the Riggs special meeting and any adjournments or postponements of the Riggs special meeting. A complete list of Riggs stockholders entitled to vote at the special meeting will be made available for inspection by any Riggs stockholders for ten days prior to the special meeting at the principal executive offices of Riggs and at the time and place of the special meeting.

The Riggs board of directors has unanimously determined that the merger is advisable and in the best interests of Riggs and its stockholders. Accordingly, the Riggs board has approved the merger agreement and recommends that Riggs’s stockholders vote “for” approval and adoption of the merger agreement at the special meeting.

It is important that the enclosed proxy card be signed, dated and promptly returned in the enclosed envelope so that your shares will be represented, whether or not you plan to attend the special meeting. If you do attend the meeting and wish to vote, you may withdraw your proxy at that time. Please do not send your stock certificates with your proxy card.

By Order of the Board of Directors,

Robert L. Allbritton

Chairman of the Board and Chief Executive Officer

Washington, D.C.

[*], 2004

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 11, 2004

                    , 2004

Riggs National Corporation has agreed to merge with The PNC Financial Services Group, Inc. If the merger is completed, you will be entitled to elect to receive PNC common stock or cash in the merger, subject to potential proration as described on pages 25-26. Based on the closing price of PNC common stock on [*], 2004, for each of your shares of Riggs common stock you would receive either approximately $[*] in cash or approximately 0. [*] shares of PNC common stock. On July 15, 2004, the day before the merger was publicly announced, the closing price of PNC common stock was $51.23, which would imply a value per Riggs share of $24.13 in cash or 0.4710 shares of PNC common stock. The value of both the cash and stock portions of the merger consideration will fluctuate with the value of PNC common stock and will be determined based on the average market price of PNC common stock shortly before the completion of the merger. As explained in more detail in this document, the value of the consideration that you will receive upon completion of the merger will be approximately the same regardless of whether you make a cash election or a stock election based on the PNC stock price used to calculate the merger consideration.

We expect the merger to be generally tax-free with respect to PNC common stock you receive and generally taxable with respect to cash you receive.

This proxy statement/prospectus contains detailed information about the proposed merger, and we urge you to read it carefully. In particular, you should carefully consider the discussion in “ Risk Factors” beginning on page 16 of this proxy statement/prospectus. In addition, you may obtain information about PNC and Riggs from documents that each has filed with the Securities and Exchange Commission.

We have scheduled a special meeting of our stockholders to vote on the merger agreement, and you are cordially invited to attend the meeting at [LOCATION], on [DAY], [DATE], at [TIME], Eastern Time. The Riggs board of directors has unanimously determined that the merger is advisable and in the best interests of Riggs and its stockholders, and has approved the merger agreement. Accordingly, the Riggs board recommends that Riggs stockholders vote “for” approval and adoption of the merger agreement.

Your Vote Is Very Important. In order for the merger agreement to be approved, the holders of a majority of the outstanding shares of Riggs common stock entitled to vote at the meeting must vote in favor of approval of the merger agreement. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If your shares are held in “street name,” you must instruct your broker in order to vote. Mr. Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs, has entered into an agreement to vote the 7,177,441 shares of Riggs common stock that he controls directly and exclusively, representing approximately 24.6% of the outstanding shares of Riggs in favor of the merger.

Robert L. Allbritton

Chairman of the Board and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved the securities to be issued in the merger, as described in this proxy statement/prospectus, nor have they determined if this proxy statement/prospectus is accurate or adequate. Furthermore, the Securities and Exchange Commission has not determined the fairness or merits of the merger. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [*], 2004, and is first being mailed to stockholders on or about [*], 2004.

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—OPINION OF LEHMAN BROTHERS INC.

ANNEX C—DELAWARE GENERAL CORPORATION LAW SECTION 262 (APPRAISAL RIGHTS)

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on your proxy card how you want to vote and sign and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at the stockholders meeting.

If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not vote your Riggs shares unless you follow the directions your broker or bank provides to you regarding how to vote your shares on the merger proposal.

Q:	What does the Riggs board of directors recommend?

A:	Riggs’s board of directors has unanimously approved the merger agreement and recommends that Riggs stockholders vote “for” the proposal to approve and adopt the merger agreement.

Q.	What vote is required to approve the merger?

A:	A majority of the outstanding shares of Riggs common stock must vote in favor of the merger agreement in order for it to be adopted and the merger approved. Thus, every stockholder’s vote is important. If you fail to vote, or if you fail to instruct your bank or broker to vote your shares held in street name, or if you abstain, your action will have the same effect as a vote against the merger.

Q:	When do you expect the merger to be completed?

A:	PNC and Riggs are working to complete the merger promptly, and expect to complete the merger in the first quarter of 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Riggs continues to face a substantial number of ongoing regulatory matters, which may affect the timing of and/or ability to complete the merger. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; in addition, PNC is not required to complete the merger if there are any material regulatory investigations, or contemplated or completed regulatory enforcement actions, not disclosed to PNC at the time the merger agreement was entered into that would be reasonably likely to have a material adverse effect with respect to Riggs.

Q:	Can I change my vote after I mail my proxy card?

A:	Yes, you can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways:

•	You can send a written statement that you would like to revoke your proxy to the Corporate Secretary of Riggs;

•	You can send Riggs a valid, later-dated proxy card; or

•	You can attend the special meeting and vote in person. However, your attendance alone will not revoke your proxy—you must also vote in person.

If you instructed a broker to vote your shares, you must follow your broker’s directions for changing those instructions.

Q:	Should I send in my stock certificates with my proxy card?

A:	No. Please DO NOT send your stock certificates with your proxy card. Rather, prior to the election deadline described in this proxy statement/prospectus, you should send your Riggs common stock certificates to the exchange agent, together with a completed, signed election form that will be provided to you prior to completion of the merger, or, if your shares are held in “street name,” according to your broker’s instructions.

Q:	What do I need to do to receive the merger consideration?

A:	At least twenty business days prior to the expected election deadline, PNC will mail or cause to be mailed to holders of record an election form and transmittal materials. These materials will allow you to submit your election between the cash and the PNC common stock merger consideration. You will need to sign, date and complete these materials and submit them to the exchange agent, Computer Share Trust Company of New York, at the address given in the materials, together with the certificates representing your shares of Riggs common stock. The election deadline, which will be publicly announced by PNC, will be the business day that is ten trading days prior to the anticipated closing date. If you do not submit an election prior to the election deadline, you will be allocated PNC common stock and/or cash pursuant to the procedures described under “The Merger Agreement—Merger Consideration” beginning on page 23.

Q:	Can I change my election after I submit my certificates?

A:	Yes, you can revoke your election and submit new election materials prior to the election deadline. You may do so by submitting a written notice to the exchange agent that is received prior to the election deadline. The revocation must specify the account name and such other information as the exchange agent may request; revocations may not be made in part. New elections must be submitted in accordance with the election procedures described in this proxy statement/ prospectus. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.
Q:	Who can help answer my questions?

A:	If you have any questions about the merger, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Riggs National Corporation

1503 Pennsylvania Avenue, N.W.

Washington, D.C. 20005

Attention: Investor Relations

(202) 835-4309

or

Computershare Trust Company of New York

88 Pine Street

New York, NY 10005

(800) 245-7630

Q:	Where can I find more information about the companies?

A:	You can find more information about PNC and Riggs from various sources described under “Where You Can Find More Information” beginning on page 71 of this proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger, you should read this entire document carefully, as well as the additional documents to which we refer you.

You will receive cash and/or shares of PNC common stock in the merger depending on your election and subject to the proration provisions of the merger agreement (pages 25-26)

You will have the right to elect to receive for each of your shares of Riggs common stock cash or shares of PNC common stock, subject to proration in circumstances described below. If you do not submit an election prior to the election deadline, you will be allocated PNC common stock and/or cash pursuant to the procedures described under “The Merger Agreement—Merger Consideration” on pages 23-27.

The value of a share of Riggs common stock will fluctuate with the value of PNC common stock and will be determined based on the average of the daily high and low per share sales prices of PNC common stock on the New York Stock Exchange for the five full consecutive NYSE trading days ending on the trading day immediately prior to completion of the merger. As explained in more detail in this document, based on the PNC stock price used to calculate the merger consideration, the value of the consideration that you will receive upon completion of the merger will be approximately the same regardless of whether you elect to receive the cash or stock consideration. You may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

In addition, regardless of your election to receive PNC common stock or cash in the merger, upon completion of the merger, each outstanding option to purchase Riggs common stock granted under a Riggs stock option plan will be cancelled and automatically converted into the right to receive from PNC, subject to any required withholding of taxes, cash equal to the per share cash merger consideration less the per share exercise price for each share of Riggs common stock subject to the applicable Riggs stock options.

Set forth below is a table showing a hypothetical range of prices for shares of PNC common stock and the corresponding consideration that a Riggs stockholder would receive in a cash election and a stock election under the merger consideration formula based on the number of shares of Riggs common stock currently outstanding. The table does not reflect the fact that cash will be paid instead of fractional shares.

PNC Common Stock	Riggs Common Stock
Hypothetical Five-Day Average Closing Sales Prices	Cash Election Exchange Amount Per Share	Stock Election Exchange Amount Per Share (PNC Shares/Market Value)
$40.00	$21.23	0.5308/$21.23
$41.00	$21.49	0.5242/$21.49
$42.00	$21.75	0.5179/$21.75
$43.00	$22.01	0.5119/$22.01
$44.00	$22.26	0.5059/$22.26
$45.00	$22.52	0.5004/$22.52
$46.00	$22.78	0.4952/$22.78
$47.00	$23.04	0.4902/$23.04
$48.00	$23.30	0.4854/$23.30
$49.00	$23.55	0.4806/$23.55
$50.00	$23.81	0.4762/$23.81
$51.00	$24.07	0.4720/$24.07
$52.00	$24.33	0.4679/$24.33
$53.00	$24.59	0.4640/$24.59
$54.00	$24.84	0.4600/$24.84
$55.00	$25.10	0.4564/$25.10
$56.00	$25.36	0.4529/$25.36
$57.00	$25.62	0.4495/$25.62
$58.00	$25.88	0.4462/$25.88
$59.00	$26.13	0.4429/$26.13
$60.00	$26.39	0.4398/$26.39

For each $0.01 that the PNC average closing share price is above the whole dollar amounts in the above table, the cash amount and the value of the PNC shares will be $0.0026 higher. The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the average trading price of PNC common stock prior to completion of the merger, as described above. If that average price is not included in the table above, including because the price is outside the range of the amounts set forth above, we do not intend to re-solicit proxies from Riggs stockholders in connection with the merger.

Based on the closing price of PNC common stock on [*], 2004, for each of your shares of Riggs common stock you would receive either approximately $[*] in cash or approximately 0. [*] shares of PNC common stock, subject to possible proration. However, we will compute the actual amount of cash and number of shares of PNC common stock you will receive in the merger using the formula contained in the merger agreement, which may be subject to further adjustment, as described in the merger agreement:

•	as a result of exercises of options to purchase Riggs common stock, the funding of Riggs’s Amended and Restated Deferred Compensation Plan, the distribution of interests under Riggs’s Deferred Compensation Plan for Directors and the vesting of deferred share awards or performance share awards under Riggs’s 2002 Long-Term Incentive Plan; and

•	to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes.

The consideration to be paid to stockholders cannot be determined until completion of the merger. We intend to announce these amounts when known. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Merger Consideration” beginning on page 23.

The market price of PNC and Riggs common stock will fluctuate prior to completion of the merger, as will the equivalent pro forma Riggs price. You should obtain current stock price quotations from a newspaper, over the Internet or by calling your broker.

Material Federal Income Tax Consequences (pages 49-52)

Neither PNC nor Riggs will be required to complete the merger unless it receives a legal opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes. Accordingly, we expect the transaction to generally be tax-free to holders of Riggs common stock for United States federal income tax purposes to the extent that they receive shares of PNC common stock pursuant to the merger. Those holders receiving solely cash for their Riggs common stock will generally recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares of Riggs common stock. Those holders receiving both PNC common stock and cash for their Riggs common stock will generally recognize gain equal to the lesser of (1) the amount of cash received and (2) the excess of the “amount realized” in the transaction (i.e., the fair market value of the PNC common stock at the effective time of the merger plus the amount of cash received) over their tax basis in their Riggs common stock. In certain circumstances, such gain or, in the case of recipients of cash only, the entire amount of cash received, could be taxable as a dividend rather than as gain from the sale of a capital asset. For a further summary of the United States federal income tax consequences of the merger to holders of Riggs common stock, please see “The Merger—Material Federal Income Tax Consequences of the Merger” beginning on page 49. Holders of Riggs common stock will be subject to record-keeping requirements, back-up withholding requirements and information reporting requirements.

Regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock (pages 24-26)

The aggregate number of shares of PNC common stock that will be issued and the aggregate amount of cash which will be paid to Riggs stockholders as consideration in the merger are fixed at 7,533,648 shares and $318,673,318, respectively, subject to possible adjustment, as described under “The Merger Agreement—Merger Consideration” beginning on page 23. As a result, if too many stockholders elect to receive PNC common stock or cash, stockholders electing the over-subscribed form of consideration will have their elections proportionately reduced and will receive a portion of their consideration in the other form, despite their election.

In addition, the number of shares of PNC common stock that will be issued in the merger to Riggs stockholders may be increased, and the aggregate amount of cash that will be issued to Riggs stockholders may be decreased, if such adjustment is necessary to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes as described under “The Merger Agreement—Merger Consideration—Adjustments to Preserve Tax Treatment” on page 25. Such an adjustment would reduce the cash available and increase the likelihood that cash elections would be subject to proration. Such an adjustment would have the opposite effect on stock elections. Such an adjustment is unlikely to occur unless the closing price of PNC common stock on the closing date of the merger is below $31.27, assuming no stockholders exercise appraisal rights under Delaware law, as described more fully under “The Merger—Appraisal Rights,” beginning on page 46.

Regardless of your election to receive PNC common stock or cash in the merger, outstanding options to purchase or receive Riggs common stock will be converted only into the right to receive cash as described above.

In order to make an election, you must properly complete and deliver an election form prior to the election deadline (pages 27-28)

At least twenty business days prior to the expected election deadline, PNC will mail or cause to be mailed to holders of record a form of election and transmittal materials. You must properly complete and deliver to the exchange agent the election materials along with your stock certificates (or a properly completed notice of guaranteed delivery). Please do not send your stock certificates or form of election with your proxy card.

Forms of election and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline, which will be 5:00 p.m., Eastern time, on the tenth business day prior to the date on which it is anticipated that the merger will be completed. PNC will announce this deadline by way of a press release as soon as practicable prior to the election deadline. Once you tender your stock certificates to the exchange agent, you may not transfer your Riggs shares until the merger is completed, unless you revoke your election by written notice to the exchange agent which is received prior to the election deadline.

If you fail to submit a properly completed form of election, together with your stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will be paid equivalent value per share to the amount paid per share to holders making elections, but you may be paid all in cash, all in PNC common stock, or in part cash and in part PNC common stock, depending on the remaining pool of cash and PNC common stock available for paying the merger consideration after honoring the cash elections and stock elections that other stockholders have made.

If you own shares of Riggs common stock in “street name” through a bank, broker or other financial institution and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

If the merger is not completed for any reason, any stock certificates submitted prior to termination will be returned by the exchange agent in the manner they were delivered, either through book-entry transfer or by first class mail.

Completion of the merger is subject to a number of conditions (page 32)

The completion of the merger depends upon satisfying a number of conditions, including the following:

•	approval of the merger and adoption of the merger agreement by Riggs stockholders;

•	receipt of all governmental consents and approvals required to complete the merger and the merger of Riggs Bank N.A. with PNC Bank, National Association (without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on either PNC or Riggs);

•	receipt of all non-governmental third party approvals required to complete the transactions contemplated by the merger agreement other than those the failure of which to obtain would not reasonably be expected to have a material adverse effect on PNC or Riggs; and

•	the absence of any legal prohibition on completion of the merger.

In addition, each party’s obligation to complete the merger is subject to, among other things:

•	the accuracy of the representations and warranties made by the other party and the performance of the obligations of the other party as required under the merger agreement; and

•	the receipt of an opinion of its respective counsel to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes.

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger in the first quarter of 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Riggs continues to face a substantial number of ongoing regulatory matters, which may affect the timing of and/or ability to complete the merger. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; in addition, PNC is not required to complete the merger if there are any material regulatory investigations, or contemplated or completed regulatory enforcement actions, not disclosed to PNC at the time the merger agreement was entered into that would be reasonably likely to have a material adverse effect with respect to Riggs.

The merger may be terminated prior to completion (page 32)

The merger may be terminated at any time prior to the completion of the merger:

•	by mutual written consent of PNC and Riggs;
•	by either PNC or Riggs if:

•	the merger is not completed by April 30, 2005 (other than because of a material breach by the terminating party of the merger agreement that results in the failure of the merger to occur by that date);

•	the Riggs stockholders vote against approval and adoption of the merger agreement;

•	there exists any final nonappealable legal prohibition on completion of the merger;

•	the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, unless the breach is curable and is cured within thirty days after written notice of the breach is given by the terminating party; or

•	by PNC if the Riggs board changes or adversely modifies or qualifies its recommendation of the merger with PNC, if Riggs fails to substantially comply with its obligations to seek stockholder approval and its obligations not to solicit competing acquisition proposals, or if the Riggs board of directors publicly recommends or endorses a competing acquisition proposal.

Each party’s obligation to complete the merger is also conditioned on receiving all applicable governmental approvals necessary to complete the merger of (i) Riggs with and into PNC, and (ii) Riggs Bank N.A. with and into PNC Bank, National Association, as well as the concurrent conversion of the operating systems of Riggs Bank N.A. to those of PNC Bank, National Association.

Riggs must pay PNC a termination fee under limited circumstances (page 33)

If a bona fide acquisition proposal made by a third party is made known to Riggs or is made directly to the Riggs stockholders generally, or if any third party publicly announces an intention (whether or not conditional) to make any such competing acquisition proposal and the competing acquisition proposal or public announcement is not irrevocably withdrawn at least five business days prior to the Riggs special meeting, and thereafter the merger agreement is terminated:

•	by either PNC or Riggs because the Riggs stockholders fail to approve the merger agreement; or

•	by PNC because Riggs has changed or adversely modified or qualified its recommendation of the merger with PNC, or Riggs has willfully breached its representations, warranties, covenants or other agreements contained in the merger agreement;

and, prior to the date that is twelve (12) months after the date of such termination Riggs completes a competing acquisition proposal or enters into any acquisition or other similar agreement, including any letter of intent, related to any competing acquisition proposal, then Riggs must:

•	on the date it enters into any such agreement or letter of intent, pay PNC a fee equal to $10 million; and

•	on the date a competing acquisition proposal is completed (if completed within one year of the date of termination, or if completed at any time (without regard to such one-year period) if the competing acquisition proposal is the acquisition proposal relating to such agreement or letter of intent, pay PNC a fee equal to $30 million, reduced by any amount paid under the provision described in the prior bullet point.

In addition, if the merger agreement is terminated by PNC because the Riggs board of directors publicly recommended or endorsed a competing acquisition proposal, then Riggs must:

•	on the date of such termination, pay PNC a fee equal to $10 million; and

•	on the date Riggs completes a competing acquisition proposal (if completed within one year of the date of termination, or if completed at any time if the competing acquisition proposal is the competing acquisition proposal that resulted in such termination), pay PNC a fee equal to $20 million.

Lehman Brothers Inc. has delivered a fairness opinion to the Riggs board of directors stating that, as of July 16, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration to be offered to Riggs stockholders was fair from a financial point of view to Riggs stockholders (pages 37 through 46)

In deciding to approve the merger agreement, the Riggs board of directors considered the opinion, dated July 16, 2004, of its financial advisor, Lehman Brothers Inc., that, as of that date and based upon and subject to the factors and assumptions set forth in Lehman Brothers’ opinion, the aggregate merger consideration to be offered to the Riggs stockholders under the merger agreement was fair from a financial point of view to those stockholders. The written opinion of Lehman Brothers is attached as Annex B to this proxy statement/prospectus. We encourage you to read this opinion carefully and in its entirety. The Lehman Brothers opinion is not a recommendation as to how any Riggs stockholder should vote or act with respect to the merger. Pursuant to an engagement letter between Riggs and Lehman Brothers, Riggs agreed to pay Lehman Brothers a customary fee, $250,000 of which has been paid as a retainer, and $500,000 of which was paid upon the execution of the merger agreement. The fees payable to Lehman Brothers under the terms of the engagement letter represent an aggregate fee upon completion of the merger equal to one percent of the aggregate merger consideration (including the $750,000 previously paid). In addition, Riggs has agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses and indemnify Lehman Brothers against various liabilities.

Market price information (pages 10-11)

PNC common stock trades on the New York Stock Exchange under the symbol “PNC” and Riggs trades on the Nasdaq National Market under the symbol “RIGS.”

The following table presents closing sales prices for PNC and Riggs common stock on the NYSE and NASDAQ, respectively, on July 15, 2004, the last full trading day prior to the public announcement of the signing of the merger agreement, and on [*], 2004, the latest practicable date prior to printing this proxy statement/prospectus. The following table also presents the equivalent pro forma prices for Riggs common stock on those dates, as determined by multiplying the closing PNC sales prices on those dates by 0.4710, and 0.[*], each representing the fraction of a share of PNC common stock that Riggs stockholders electing to receive PNC common stock would receive in the merger for each share of Riggs common stock, based on the closing price of PNC common stock on July 15, 2004, and [*], 2004, respectively.

	PNC Common Stock		Riggs Common Stock		Equivalent Price Per Share
July 15, 2004		$51.23		$22.67		$24.13
[*], 2004	$		$		$

The market prices of PNC and Riggs common stock will fluctuate prior to completion of the merger, as will the equivalent pro forma Riggs price. You should obtain current stock price quotations from a newspaper, on the Internet or by calling your broker.

Historical dividends and PNC’s post-merger dividend policy (pages 10-11)

The dividends paid by PNC and Riggs in recent periods are set forth under “Market Price and Dividend Information—Historical Market Prices and Dividends” on pages 10-11. Following the consummation of the merger, the declaration of dividends by PNC will be at the discretion of the PNC board of directors and will be determined by the board after the consideration of various factors, including, without limitation, the earnings and financial condition of PNC and its subsidiaries.

There are differences between the rights of Riggs stockholders and PNC shareholders (pages 63-70)

Riggs stockholders who elect to receive shares of PNC common stock, or who receive PNC common stock as a result of proration, will become PNC shareholders as a result of the merger and, accordingly, their rights after the merger will be governed by PNC’s amended and restated articles of incorporation, PNC’s by-laws and the laws of the Commonwealth of Pennsylvania. Please read carefully the summary of the material differences between the rights of Riggs stockholders and PNC shareholders under the heading “Comparison of Rights of Shareholders of PNC and Riggs” beginning on page 63.

Information about PNC and Riggs

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222

(800) 843-2206

PNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. PNC was incorporated under Pennsylvania law in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation.

PNC is one of the nation’s largest diversified financial services organizations providing regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management; and global fund services. PNC provides certain products and services nationally and others in PNC’s primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. PNC also provides certain asset management and global fund services internationally. At June 30, 2004, PNC’s consolidated total assets, deposits, and common shareholders’ equity were approximately $73.1 billion, $50.0 billion and $7.1 billion, respectively.

Riggs National Corporation

1503 Pennsylvania Avenue, N.W.

Washington, D.C. 20005

(202) 835-4309

Riggs National Corporation, the largest bank holding company headquartered in the nation’s capital, has forty-nine branches in the Washington, D.C. metropolitan area. Riggs commands the largest market share in the District of Columbia and specializes in banking and financial management products and services for individuals, nonprofit organizations, and businesses. At June 30, 2004, Riggs’s consolidated assets, deposits, and shareholders’ equity were approximately $6.7 billion, $4.4 billion and $327.7 million, respectively.

Riggs stockholders have appraisal rights (pages 46-49)

Riggs is incorporated under Delaware law. Under Delaware law, the stockholders of Riggs have the right to dissent from the merger and seek an appraisal of the value of their shares in connection with the merger. Under Delaware law, if you want to assert your right to dissent from the merger and seek the appraised value of your shares of Riggs common stock, you must follow carefully the procedures described at Annex C, and summarized on pages 46-49 of this document.

Reasons for the merger (pages 36-37)

The merger offers Riggs stockholders both the opportunity to realize a premium for the value of their shares, as well as the opportunity to participate in the growth and potential of PNC through the stock component of the merger consideration. Based on the closing price of PNC common stock on July 15, 2004, the day prior to the public announcement of the merger, the value of the merger consideration to be received by Riggs stockholders in the merger represented a premium of approximately 6.4% over the closing price of Riggs common stock on the Nasdaq National Market on the same day, and a premium of approximately 28.8% over the closing price of Riggs common stock on May 27, 2004, which was the last trading day prior to the public announcement that Riggs was undertaking a review of its strategic alternatives.

To review the background and reasons for the merger in greater detail, see pages 34 through 37.

Riggs’s board of directors unanimously recommends that Riggs’s stockholders vote for approval of the merger (pages 36-37)

The Riggs board of directors has unanimously determined that the merger is advisable and in the best interests of Riggs and its stockholders. Accordingly, the Riggs board has approved the merger agreement and recommends that Riggs stockholders vote “for” approval and adoption of the merger agreement.

Riggs officers and directors have financial interests in the merger that are different from or in addition to their interests as stockholders (pages 54 through 56)

Some of the officers and directors of Riggs may have financial interests in the transactions contemplated by the merger agreement that are in addition to, or different from, their financial interests as stockholders of Riggs. The Riggs board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. These interests include payments under Riggs’s senior executive change of control and retention agreements, the accelerated vesting provisions of stock options and other equity based awards under Riggs’s equity compensation plans, certain benefits under Riggs’s deferred compensation plan and split dollar life insurance agreements, and the indemnification and insurance provisions of the merger agreement. To review these interests in greater detail, see pages 54 through 56.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Data

The principal trading markets for PNC and Riggs common stock are the New York Stock Exchange and the Nasdaq National Market, respectively.

Historical Market Prices and Dividends

The following tables set forth, for the periods indicated, the high and low sales prices per share of PNC common stock and Riggs common stock on the NYSE and Nasdaq National Market, respectively, based on published financial sources, and cash dividends declared on PNC and Riggs common stock.

PNC

COMMON STOCK

Calendar Period	High	Low	Cash Dividend
		(Per Share)
Fiscal Year 2002 (ended December 31, 2002)
First Quarter	$62.80	$52.50	$0.48
Second Quarter	$61.49	$49.60	$0.48
Third Quarter	$52.75	$32.70	$0.48
Fourth Quarter	$44.23	$36.02	$0.48
Fiscal Year 2003 (ended December 31, 2003)
First Quarter	$45.95	$41.63	$0.48
Second Quarter	$50.11	$42.06	$0.48
Third Quarter	$50.17	$46.41	$0.48
Fourth Quarter	$55.55	$47.63	$0.50
Fiscal Year 2004 (ending December 31, 2004)
First Quarter	$59.79	$52.68	$0.50
Second Quarter	$56.00	$50.70	$0.50
Third Quarter (through August 9, 2004)	$53.08	$48.90	$0.50

RIGGS

COMMON STOCK

Calendar Period	High	Low	Cash Dividend
		(Per Share)
Fiscal Year 2002 (ended December 31, 2002)
First Quarter	$16.88	$13.26	$0.05
Second Quarter	$17.02	$13.47	$0.05
Third Quarter	$16.47	$11.30	$0.05
Fourth Quarter	$16.99	$12.90	$0.05
Fiscal Year 2003 (ended December 31, 2003)
First Quarter	$16.20	$13.51	$0.05
Second Quarter	$15.90	$13.25	$0.05
Third Quarter	$16.58	$14.92	$0.05
Fourth Quarter	$17.41	$15.73	$0.05
Fiscal Year 2004 (ending December 31, 2004)
First Quarter	$17.35	$14.70	$0.05
Second Quarter	$22.20	$15.30	$0.05
Third Quarter (through August 9, 2004)	$23.53	$20.50

Pre-Merger Dividend Policy. Prior to completion of the merger, Riggs is restricted by the terms of the merger agreement from paying dividends, other than regular quarterly cash dividends on Riggs common stock not in excess of $0.05 per share. Riggs has also agreed to coordinate its dividend record and payment dates with those of PNC by using the same record and payment dates used by PNC for payment of cash dividends on PNC common stock. Accordingly, Riggs expects to pay its next quarterly dividend in October 2004.

Post-Merger Dividend Policy. Following the merger, the declaration of dividends will be at the discretion of the PNC board of directors and will be determined by PNC’s board of directors after consideration of various factors, including, without limitation, the earnings and financial condition of PNC and its subsidiaries.

COMPARATIVE UNAUDITED PER SHARE DATA

The following table presents at the dates and for the periods indicated (i) historical and pro forma combined per share data for PNC common stock, and (ii) historical and pro forma equivalent per share data for Riggs common stock. The information is based upon and should be read in conjunction with the respective historical consolidated financial statements of PNC and Riggs incorporated by reference in this proxy statement/prospectus.

The PNC common stock pro forma combined data give effect to the merger but do not reflect anticipated expenses and nonrecurring charges that may result from the merger. The pro forma per share data also do not reflect estimated expense savings and revenue enhancements anticipated to result from the merger.

The Riggs common stock pro forma equivalent basic earnings per share, diluted earnings per share and book value per share amounts were computed by multiplying the respective PNC common stock pro forma combined amounts by the quotient determined by dividing the PNC common stock to be issued in the merger by the number of Riggs common shares to be converted into PNC common shares. This quotient represents the fraction of a share of PNC common stock a Riggs stockholder receiving only PNC common stock would receive. The Riggs common stock pro forma equivalent cash dividends per common share was computed by multiplying the PNC common stock historical cash dividends per common share by the quotient determined by dividing the PNC common stock to be issued in the merger by the number of Riggs common shares to be converted into PNC common shares. For purposes of these computations, the value of the merger consideration was based on the closing price of PNC common stock on July 15, 2004, the day before the merger agreement was executed. These computations assume that at closing: (i) there would be 29,202,595 Riggs common shares outstanding of which 16,061,427 would be converted into PNC common shares, (ii) total cash consideration to be paid would be approximately $318.7 million, and (iii) 7,533,648 PNC common stock shares would be issued in the merger.

The pro forma data are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of continuing operations which would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma data are presented or which will be attained in the future.

	As of or for the Six Months Ended June 30, 2004	As of or for the Year Ended December 31, 2003
PNC Common Stock:
Basic earnings per share from continuing operations
Historical	$2.24	$3.68
Pro Forma Combined	2.08	3.59
Diluted earnings per share from continuing operations
Historical	2.22	3.65
Pro Forma Combined	2.07	3.57
Cash dividends per common share
Historical	1.00	1.94
Book value per share at period end
Historical	25.01	23.97
Pro Forma Combined	25.71	24.71
Riggs Common Stock:
Basic earnings/(loss) per share from continuing operations
Historical	(0.93)	0.24
Pro Forma Equivalent	0.98	1.68
Diluted earnings/(loss) per share from continuing operations
Historical	(0.93)	0.24
Pro Forma Equivalent	0.97	1.67
Cash dividends per common share
Historical	0.10	0.20
Pro Forma Equivalent	0.47	0.91
Book value per share at period end
Historical	11.23	13.02
Pro Forma Equivalent	12.06	11.59

CONDENSED CONSOLIDATED FINANCIAL DATA OF PNC AND SUBSIDIARIES

The following table shows financial results of PNC as of and for the periods indicated. PNC’s consolidated annual amounts are derived from PNC’s audited consolidated financial statements, and have been prepared in conformity with accounting principles generally accepted in the United States of America. Amounts for the six months ended June 30, 2004 and 2003, are unaudited, but PNC believes the six-month amounts for 2004 and 2003 reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of or for these periods in accordance with generally accepted accounting principles. You should not assume that the results presented below are indicative of results for any future period.

Selected Condensed Consolidated Financial Data

PNC and Subsidiaries

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001(a)	2000	1999
Earnings (in millions)
Net interest income	$975	$1,024	$1,996	$2,197	$2,262	$2,164	$2,344
Provision for credit losses	20	93	177	309	903	136	163
Noninterest income	1,821	1,571	3,257	3,197	2,652	2,950	2,460
Noninterest expense	1,805	1,791	3,476	3,227	3,414	3,103	2,838

Income from continuing operations before minority and noncontrolling interests and income taxes	971	711	1,600	1,858	597	1,875	1,803
Minority and noncontrolling interests in income of consolidated entities	18	24	32	37	33	27	15
Income taxes	321	241	539	621	187	634	586

Income from continuing operations	632	446	1,029	1,200	377	1,214	1,202
Income (loss) from discontinued operations, net of tax	—	—	—	(16)	5	65	62

Income before cumulative effect of accounting change	632	446	1,029	1,184	382	1,279	1,264
Cumulative effect of accounting change, net of tax	—	—	(28)	—	(5)	—	—

Net income	$632	$446	$1,001	$1,184	$377	$1,279	$1,264

Per common share data
Basic earnings (loss)
Continuing operations	$2.24	$1.58	$3.68	$4.23	$1.27	$4.12	$3.98
Discontinued operations	—	—	—	(0.05)	0.02	0.23	0.21

Before cumulative effect of accounting change	2.24	1.58	3.68	4.18	1.29	4.35	4.19
Cumulative effect of accounting change	—	—	(0.10)	—	(0.02)	—	—

Net income	$2.24	$1.58	$3.58	$4.18	$1.27	$4.35	$4.19

Diluted earnings (loss)
Continuing operations	$2.22	$1.57	$3.65	$4.20	$1.26	$4.09	$3.94
Discontinued operations	—	—	—	(0.05)	0.02	0.22	0.21
Before cumulative effect of accounting change	2.22	1.57	3.65	4.15	1.28	4.31	4.15
Cumulative effect of accounting change	—	—	(0.10)	—	(0.02)	—	—

Net income	$2.22	$1.57	$3.55	$4.15	$1.26	$4.31	$4.15

Book value (at period end)	$25.01	$24.16	$23.97	$24.03	$20.54	$21.88	$19.23
Cash dividends declared	$1.00	$.96	$1.94	$1.92	$1.92	$1.83	$1.68
Period end balances (in millions)
Total assets	$73,118	$67,262	$68,168	$66,377	$69,638	$69,921	$69,360
Total deposits	49,994	46,694	45,241	44,982	47,304	47,664	45,802
Total borrowed funds	10,937	7,903	11,453	9,116	12,090	11,718	14,229
Total shareholders’ equity	7,064	6,774	6,645	6,859	5,823	6,656	5,946

(a)	See Note 7, “Fourth Quarter 2001 Actions,” to the Consolidated Financial Statements of PNC contained in PNC’s Annual Report on Form 10-K for the year ended December 31, 2003 for further information regarding items impacting the comparability of 2001 amounts with other periods presented.

CONDENSED CONSOLIDATED FINANCIAL DATA OF RIGGS AND SUBSIDIARIES

The following table shows financial results of Riggs as of and for the periods indicated. Riggs’s consolidated annual amounts are derived from Riggs’s audited consolidated financial statements, and have been prepared in conformity with U.S. generally accepted accounting principles. Amounts for the six months ended June 30, 2004 and 2003, are unaudited, but Riggs believes the six-month amounts for 2004 and 2003 reflect all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations as of or for these periods in accordance with U.S. generally accepted accounting principles. You should not assume that the results presented below are indicative of results for any future period.

Selected Condensed Consolidated Financial Data

Riggs and Subsidiaries

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings (in millions)
Net interest income	$78	$91	$165	$180	$169	$162	$162
Provision for credit losses	0	2	6	3	(4)	9	2
Noninterest income	50	54	107	91	84	116	105
Noninterest expense	157	115	244	225	249	210	197

Income (loss) from continuing operations before income taxes, minority interest in income of subsidiaries, and extraordinary loss	(29)	28	22	43	8	59	68
Income taxes (benefit)	(4)	9	4	16	11	25	26
Minority interest in income of subsidiaries	1	7	11	17	20	19	20
Extraordinary loss	0	0	0	0	0	0	5
Income (loss) from discontinued operations, net of tax	(4)	(4)	(6)	3	0	7	15

Net income (loss)	$(30)	$8	$1	$13	$(23)	$22	$32

Per common share data
Basic earnings (loss)
Continuing operations	$(.93)	$.42	$.24	$.37	$(.80)	$.51	$.58
Discontinued operations	$(.12)	$(.15)	$(.21)	$.09	$(.02)	$.25	$.53

Income (incl extraordinary loss)	$(1.05)	$.27	$.03	$.46	$(.82)	$.76	$1.11

Diluted earnings (loss)
Continuing operations	$(.93)	$.42	$.24	$.36	$(.80)	$.51	$.57
Discontinued operations	$(.12)	$(.15)	$(.21)	$.09	$(.02)	$.25	$.52

Income (incl extraordinary loss)	$(1.05)	$.27	$.03	$.45	$(.82)	$.76	$1.09

Book value (at period end)	$11.23	$13.74	$13.02	$13.65	$12.66	$13.48	$11.93
Cash dividends declared	$.10	$.10	$.20	$.20	$.20	$.20	$.20

Period end balances (in millions)
Total assets	$6,744	$7,179	$6,370	$6,826	$6,099	$5,554	$5,830
Total deposits	4,417	5,426	4,286	5,239	4,522	4,075	4,175
Total borrowed funds	1,643	956	1,583	829	663	649	899
Total shareholders’ equity	328	392	374	389	361	383	338

RECENT DEVELOPMENTS

PNC Earnings for Quarter Ended June 30, 2004

On July 21, 2004, PNC announced its unaudited financial results for the quarter ended June 30, 2004. Consolidated earnings for the three-month period ended June 30, 2004, were $304 million, or $1.07 per diluted share, an increase of $120 million, or $0.42 per diluted share, compared with the second quarter 2003 earnings of $184 million, or $0.65 per diluted share. Excluding an after-tax charge of $87 million, or $0.31 per diluted share, related to the agreement with the Department of Justice in the second quarter of 2003, earnings would have increased 12 percent, or $0.11 per diluted share. Return on average common shareholders’ equity was 17.41% and return on average assets was 1.66% for the three-month period ended June 30, 2004, compared with 10.91% and 1.13%, respectively, for the second quarter of 2003. As of June 30, 2004, PNC’s borrowed funds totaled $10.9 billion, while its common shareholders’ equity was $7.1 billion.

Riggs Earnings for the Quarter Ended June 30, 2004

On August 9, 2004, Riggs National Corporation reported results for the quarter ended June 30, 2004. The Riggs’s net loss from continuing operations during the quarter was $31.3 million, or $1.07 per diluted share, compared to income from continuing operations of $6.3 million, or $0.22 per diluted share, in the comparable quarter of 2003. Riggs’s net loss for the quarter ended June 30, 2004, which includes both continuing and discontinued operations, was $34.4 million, or $1.18 per diluted share, compared to net income of $1.8 million, or $0.06 per diluted share, in the quarter ended June 30, 2003. Riggs’s results from continuing operations during the second quarter of 2004 were adversely affected by approximately $42.4 million in unusual expenses, including the previously disclosed $25.0 million civil monetary penalty by banking regulators for various Bank Secrecy Act (BSA) related matters, with which no tax benefit is associated; approximately $7.2 million of incremental costs primarily related to Riggs’s BSA compliance efforts; and approximately $10.2 million related to the implementation of Riggs’s announced efforts to exit or sell substantially all of its international banking businesses.

Riggs has recently announced that it will exit or sell its entire Embassy Banking business as soon as practicable. Accordingly, Riggs is pursuing a buyer for its London and Channel Islands operations, closing its Miami office and exiting its foreign embassy relationships. Riggs is also selling its corporate aircraft used in support of its international operations.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should carefully consider the matters described below in determining whether to approve the merger agreement and make a cash or stock election. Please also refer to the additional risk factors identified in the periodic reports and other documents of PNC and Riggs incorporated by reference into this document and listed in “Where You Can Find More Information.”

The Price of PNC Common Stock May Decrease Before and After the Merger, Which Would Decrease the Value of the Cash and PNC Shares Received By Riggs Stockholders

On July 15, 2004, the day before the merger was announced, the per share closing price for PNC common stock on the New York Stock Exchange was $51.23. On [*], 2004, the most recent practicable date before the mailing of this document, the closing price was $[*]. The price of PNC common stock may decrease before the merger is completed. The amount of cash or stock that a Riggs stockholder will receive will be determined based upon the average of the daily high and low per share sales prices of PNC common stock on the New York Stock Exchange for the five full consecutive NYSE trading days ending on the day before the merger is completed. A decrease in the stock price would result in a reduction in the amount of cash and value of PNC shares to be received by Riggs stockholders.

In addition, fluctuations in the price of PNC stock will occur after completion of the merger. The trading price of PNC stock received by a Riggs stockholder in connection with the merger, therefore, could be lower than the trading price of PNC stock on July 15, 2004; [*], 2004 or the closing date of the merger. The market value of PNC stock fluctuates based upon general market economic conditions, PNC’s business and prospects and other factors.

Stockholders May Receive a Form of Consideration Different From What They Elect

Although each Riggs stockholder may elect to receive all cash or all PNC stock in the merger, the pools of cash and PNC stock available for the Riggs stockholders are fixed amounts. As a result, if more Riggs stockholders elect to receive cash or stock than the fixed amounts, and you choose the election that is oversubscribed, you might receive a portion of your consideration in cash and a portion of your consideration in PNC stock.

The Opinion Obtained by Riggs from its Financial Advisor Will Not Reflect Changes in Circumstances Prior to the Merger

Lehman Brothers Inc., the financial advisor to Riggs, has delivered a “fairness opinion” to the board of directors of Riggs. The opinion states that, as of July 16, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration to be offered to Riggs stockholders was fair, from a financial point of view, to those stockholders. The opinion does not reflect changes that may occur or may have occurred after July 16, 2004, including changes to the operations and prospects of PNC or Riggs, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinion is based, may alter the relative value of PNC and Riggs. Because Riggs does not plan to ask Lehman Brothers to update its opinion, the July 16 opinion may not accurately address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.

The Merger Agreement Limits Riggs’s Ability to Pursue Alternatives to the Merger

The merger agreement contains terms and conditions that make it more difficult for Riggs to sell its business to a party other than PNC. These “no shop” provisions impose restrictions on Riggs that, subject to certain exceptions, limit Riggs’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Riggs.

In addition, the board of directors of Riggs has agreed that it will not recommend a competing acquisition proposal and that it will not withdraw or negatively modify or qualify the recommendation that Riggs stockholders vote for the merger, subject to limited exceptions. Although the board of directors could take such actions if it determined that the failure to do so would violate its fiduciary duties, doing so would entitle PNC to terminate the merger agreement and could entitle PNC to receive a termination fee as described elsewhere in this document.

PNC required Riggs to agree to these provisions as a condition to PNC’s willingness to enter into the merger agreement. However, these provisions might discourage a third party that might have an interest in acquiring all or a significant part of Riggs from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire Riggs than it might otherwise have proposed to pay.

In addition, PNC required Mr. Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs, to enter into an agreement to vote the Riggs shares directly and exclusively controlled by him up to a maximum of approximately 24.99% of the outstanding shares of Riggs in favor of the merger. Mr. Allbritton currently has direct and exclusive control of approximately 24.6% of the outstanding shares of Riggs. The voting agreement between Mr. Allbritton and PNC may discourage a third party from considering or proposing an acquisition of Riggs.

Riggs’s Executive Officers and Directors Have Interests in the Merger in Addition to or Different from Your Interest as a Riggs Stockholder

Riggs’s board of directors directed the negotiation of the merger agreement with PNC, approved the agreement and is recommending that Riggs stockholders vote for the agreement. In considering these facts and the other information contained in this document, you should be aware that Riggs’s executive officers and directors have economic interests in the merger in addition to the interests that they share with you as a Riggs stockholder. As described in detail under the heading “Interests of Certain Persons in the Merger,” there are substantial financial interests to be conveyed to each executive officer of Riggs under the terms of certain existing change of control agreements and due to the accelerated vesting of Riggs stock options and other Riggs equity-based awards held by them.

The Ongoing Regulatory Matters Facing Riggs May Affect the Timing of and/or Conditions to the Merger

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger in the first quarter of 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Riggs continues to face a substantial number of ongoing regulatory matters, which may affect the timing of and/or ability to complete the merger. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; in addition, PNC is not required to complete the merger if there are any material regulatory investigations, or contemplated or completed regulatory enforcement actions, not disclosed to PNC at the time the merger agreement was entered into that would be reasonably likely to have a material adverse effect with respect to Riggs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this proxy statement/prospectus and the documents that are made part of this proxy statement/prospectus by reference to other documents filed with the SEC, and we may from time to time make other statements, regarding PNC’s or Riggs’s outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on PNC’s or Riggs’s business operations or performance, that are forward-looking statements. Forward-looking statements are typically identified by words or phrases such as “believe,” “feel,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “position,” “target,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “seek,” “strive,” “trend,” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

In addition to factors that we have previously disclosed in our SEC reports and those that we discuss elsewhere in this report, PNC’s and Riggs’s forward-looking statements are subject to, among others, the following risks and uncertainties, which could cause actual results or future events to differ materially from those that we anticipated in our forward-looking statements or from our historical performance:

•	Issues related to the completion of the merger of PNC and Riggs and the integration of Riggs’s business into that of PNC, including the following:

•	completion of the merger is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all;

•	the merger may be substantially more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of Riggs’s business and operations into PNC, which will include conversion of Riggs’s different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Riggs’s or PNC’s existing businesses;

•	the completion of the transaction and its benefits to PNC may be impacted depending on the nature of any future developments with respect to Riggs’s regulatory issues, the ability to comply with the terms of all current or future regulatory requirements, including any related action plan, resulting from these issues, and the extent of related costs;

•	the anticipated cost savings of the acquisition may take longer to be realized or may not be achieved in their entirety;

•	the anticipated benefits to PNC are dependent in part on Riggs’s business performance in the future, and there can be no assurance as to actual future results, which could be affected by various factors, including the risks and uncertainties generally related to PNC’s and Riggs’s performance or due to factors related to the acquisition of Riggs and the process of integrating it into PNC;

•

changes in political, economic or industry conditions, the interest rate environment or financial and capital markets (including as a result of actions of the Federal Reserve Board affecting interest rates, money supply or otherwise reflecting changes in monetary policy), which could affect: (a) credit quality and the extent of our credit losses; (b) the extent of funding of our unfunded loan commitments and letters of credit; (c) our allowances for loan and lease losses and unfunded loan commitments and letters of credit; (d) demand for our credit or fee-based products and services; (e) our net interest income; (f) the value of assets under management and assets serviced, of private equity investments, of other debt and equity investments, of loans held for sale, or of other on-balance sheet and off-balance sheet assets; or (g) the availability and terms of funding necessary to meet our liquidity needs;

•	the impact on PNC and Riggs of legal and regulatory developments, including the following: (a) the resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to tax law; and (e) changes in accounting policies and principles, with the impact of any such developments possibly affecting our ability to operate our businesses or our financial condition or results of operations or our reputation, which in turn could have an impact on such matters as business generation and retention, our ability to attract and retain management, liquidity and funding;

•	the impact on PNC or Riggs of changes in the nature or extent of competition;

•	the introduction, withdrawal, success and timing of PNC’s or Riggs’s business initiatives and strategies;

•	customer acceptance of PNC’s and Riggs’s products and services, and our customers’ borrowing, repayment, investment and deposit practices;

•	the impact on PNC or Riggs of changes in the extent of customer or counterparty delinquencies, bankruptcies or defaults that could affect, among other things, credit and asset quality risk and our provision for credit losses;

•	the ability to identify and effectively manage risks inherent in PNC’s and Riggs’s businesses;

•	how PNC chooses to redeploy available capital, including the extent and timing of any share repurchases and acquisitions or other investments in our businesses;

•	the impact, extent and timing of technological changes, the adequacy of intellectual property protection and costs associated with obtaining rights in intellectual property claimed by others;

•	the timing and pricing of any sales of loans or other financial assets held for sale;

•	our ability to obtain desirable levels of insurance;

•	the relative and absolute investment performance of assets under management; and

•	the extent of terrorist activities and international hostilities, increases or continuations of which may adversely affect the economy and financial and capital markets generally or PNC or Riggs specifically.

THE STOCKHOLDERS MEETING

Purpose, Time and Place

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the Riggs board of directors from holders of Riggs common stock, the only class of Riggs capital stock outstanding, for use at the special meeting to be held at [LOCATION], on [DAY], [DATE], at [TIME], Eastern Time, and at any adjournments or postponements of the special meeting. At the special meeting, holders of Riggs common stock will be asked to consider and vote upon a proposal to approve and adopt the merger agreement, a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the merger, and such other matters as may properly come before the special meeting.

Record Date

The Riggs board has fixed the close of business (5:00 p.m., Eastern time) on [*], 2004 as the record date for determining the holders of Riggs common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Riggs common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting. As of the record date, approximately [*] shares of Riggs common stock were issued and outstanding and entitled to vote at the special meeting.

Voting Rights and Vote Required

Holders of record of Riggs common stock are entitled to one vote per share on any matter which may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy. The presence at the special meeting, either in person or by proxy of the holders of a majority of the outstanding Riggs common stock entitled to vote, is necessary to constitute a quorum in order to transact business at the special meeting. However, if a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed in order to solicit additional proxies.

Under Delaware law, Riggs’s certificate of incorporation and its by-laws, as amended, the presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Riggs common stock is necessary to constitute a quorum at the Riggs special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. When we refer to broker non-votes, we are referring to shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable Nasdaq National Market rules.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Riggs common stock entitled to vote at the Riggs special meeting. Because the affirmative vote of the holders of a majority of the outstanding shares of Riggs common stock entitled to vote at the Riggs special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Riggs board of directors urges Riggs stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

As of the record date:

•	Directors and executive officers of Riggs and their affiliates had the right to vote [*] shares of Riggs common stock, or approximately [*]% of the outstanding Riggs common stock at that date.

•	Directors and executive officers of PNC and their affiliates, including PNC and its subsidiaries acting as fiduciaries, custodians or agents, had the right to vote approximately [*] shares of Riggs common stock, or approximately [*]% of the outstanding Riggs common stock on that date.

It is currently expected that all directors and executive officers will vote in favor of approving the merger agreement. In addition, Mr. Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs and the father of Robert L. Allbritton, the current Chairman and Chief Executive Officer of Riggs, has entered into an agreement to vote the Riggs shares directly and exclusively controlled by him up to a maximum of approximately 24.99% of the outstanding shares of Riggs in favor of the merger. Mr. Allbritton currently has direct and exclusive control of approximately 24.6% of the outstanding shares of Riggs. In addition to the shares of Riggs common stock directly and exclusively controlled by Mr. Allbritton, he has shared voting power with respect to shares of Riggs common stock which constitute approximately 8.6% of Riggs outstanding common stock. Mr. Allbritton also currently holds presently exercisable options to purchase 3,420,000 shares of Riggs common stock. The shares over which Mr. Allbritton has shared control are not subject to the voting agreement between Mr. Allbritton and PNC.

Voting of Proxies

Shares represented by properly executed proxies (through the return of the enclosed proxy card) received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “for” approval of the merger agreement. If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than as described in this proxy statement/prospectus will be brought before the special meeting.

Revocability of Proxies

The grant of a proxy on the enclosed proxy card does not preclude a stockholder from voting in person. You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	delivering, prior to the special meeting, to the Corporate Secretary of Riggs at 1503 Pennsylvania Avenue, N.W. Washington, D.C. 20005, a written notice of revocation bearing a later date or time than the proxy;

•	submitting another proxy by mail that is later dated and, if applicable, that is properly signed; or

•	attending the special meeting and voting in person.

Attendance at the special meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of stockholders as of the record date to exercise their voting rights or to revoke any previously delivered proxies. Riggs does not expect to adjourn the special meeting for a period of time long enough to require the setting of a new record date for such meeting.

Participants in the Riggs 401(k) Plan

If you are a participant in the Riggs Bank N.A. 401(k) Plan, you will have received with this proxy statement/prospectus voting instruction forms that reflect all shares you may vote under this plan. Under the terms of this plan, the trustee or administrator votes all shares held by the plan, but each participant may direct the trustee or administrator how to vote the shares of Riggs common stock allocated to his or her plan account. If you own shares through this plan and do not vote, the plan trustee or administrator will vote the shares in accordance with the terms of the plan. The deadline for returning your voting instructions is [*], 2004.

Adjournments

Although it is not expected, the special meeting may be adjourned for the purpose of soliciting additional proxies in favor of the merger. Any adjournment of the special meeting may be made without notice, other than by an announcement made at the special meeting, by approval of the holders of a majority of the shares of Riggs common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Riggs stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Solicitation of Proxies

Riggs generally will bear the cost of soliciting proxies. In addition to solicitation by mail, the directors, officers and employees of Riggs and its subsidiaries may solicit proxies from stockholders by telephone, telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Riggs will reimburse such company’s custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with doing so.

In addition, Riggs has retained [*] to assist Riggs in the solicitation of proxies from stockholders in connection with the special meeting. [*] will receive a fee of approximately $[*] as compensation for its services and reimbursement of its out-of-pocket expenses. Riggs has agreed to indemnify [*] against certain liabilities arising out of or in connection with its engagement.

Riggs stockholders should not send stock certificates with their proxy cards.

THE MERGER AGREEMENT

General

The PNC board of directors and the Riggs board of directors have each unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement. This section of the proxy statement/prospectus describes material provisions of the merger agreement. This description, as well as other descriptions of the merger agreement or any portion thereof contained elsewhere in this proxy statement/prospectus, does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. We urge you to read the merger agreement carefully and in its entirety.

Form of the Merger

Under the terms of the merger agreement, Riggs will merge with and into PNC, with PNC surviving the merger and continuing its corporate existence under Pennsylvania law. Immediately thereafter, Riggs Bank N.A. will merge with and into PNC Bank, National Association, with PNC Bank being the surviving bank.

Timing of Completion of the Merger

The merger agreement provides that completion of the merger will take place no later than the third business day after satisfaction or waiver of the conditions to the merger set forth in the merger agreement, unless another time or date is agreed to by PNC and Riggs. PNC and Riggs currently anticipate completing the merger in the first quarter of 2005, subject to receipt of all required regulatory approvals and the satisfaction of the other closing conditions.

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger in the first quarter of 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Riggs continues to face a substantial number of ongoing regulatory matters, which may affect the timing of and/or ability to complete the merger. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; in addition, PNC is not required to complete the merger if there are any material regulatory investigations, or contemplated or completed regulatory enforcement actions, not disclosed to PNC at the time the merger agreement was entered into that would be reasonably likely to have a material adverse effect with respect to Riggs.

Merger Consideration

As a result of the merger, Riggs stockholders will have the right, with respect to each of their shares of Riggs common stock, to elect to receive, subject to proration as described below, merger consideration consisting of either cash or shares of PNC common stock. The aggregate value of the merger consideration (and the value to be received for each Riggs share) will fluctuate with the value of PNC common stock and will be determined based on the average of the high and low per share sales prices of PNC common stock for the five trading days ending on the trading day immediately prior to completion of the merger. The relative composition of the aggregate merger consideration will also fluctuate with the value of PNC common stock. Based on the closing price of PNC common stock on [*], 2004, the aggregate merger consideration would be composed of approximately [*]% PNC common stock and [*]% cash. The table on page 3 of the Summary illustrates how the value of the merger consideration will fluctuate over a hypothetical range of PNC closing stock prices.

As explained in more detail in this proxy statement/prospectus, whether you make a cash election or a stock election, the value of the consideration that you will receive as of the completion date will be approximately the same based on the PNC stock price used to calculate the merger consideration. Any Riggs stockholder who does not make a valid election in the stockholder’s form of election will receive cash, shares of PNC common stock or a mixture of cash and shares of PNC common stock, based on what is available after giving effect to the valid elections made by other stockholders and the impact of the proration provisions described below. In addition, Riggs stockholders may specify different elections with respect to different shares held by them (for example, a stockholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election. The merger agreement provides that each Riggs stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Riggs common stock, an amount in cash equal to the Per Share Amount, subject to possible proration and adjustment. Based on the closing price of PNC common stock on [*], 2004, the Per Share Amount was approximately $[*]. The total amount of cash that will be paid in the merger is fixed and as a result, even if you make a cash election, you may nevertheless receive a mix of cash and stock.

The “Per Share Amount” is the amount obtained by dividing the Closing Transaction Value by the number of shares of Riggs common stock outstanding immediately prior to completion of the merger.

•	The “Closing Transaction Value” is determined by adding (1) the Aggregate Cash Amount and (2) the product of the Aggregate PNC Share Amount and the Measurement Price.

•	The “Aggregate Cash Amount” is determined by multiplying the Aggregate Company Share Amount by $10.9125.

•	The “Aggregate Company Share Amount” is initially 29,202,595, and will be increased from time to time prior to completion of the merger by the number of shares of Riggs common stock issued as a result of the exercise of outstanding Riggs stock options granted under the Riggs stock plans, the funding of the trust under the Riggs Amended and Restated Deferred Compensation Plan, the distribution of interests under the Riggs and Riggs Bank Deferred Compensation Plan for Directors and the vesting of deferred and performance share awards under the Riggs 2002 Long-Term Incentive Plan.

•	The “Aggregate PNC Share Amount” is, subject to the adjustments described below under “Adjustments to Preserve Tax Treatment,” initially 7,533,648; provided, however, that (i) this number will be increased from time to time prior to completion of the merger by the product of 0.2580 and the number of shares of Riggs common stock issued as a result of the exercise of outstanding Riggs stock options granted under the Riggs stock plans, the funding of the trust under the Riggs Amended and Restated Deferred Compensation Plan, the distribution of interests under the Riggs and Riggs Bank Deferred Compensation Plan for Directors and the vesting of deferred and performance share awards under the Riggs 2002 Long-Term Incentive Plan, and (ii) this number will be decreased in the event any shares of Riggs common stock held by PNC or Riggs are cancelled pursuant to the merger agreement, other than shares owned or held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by the product of 0.2580 and the number of shares of Riggs common stock so cancelled; provided, however, that (ii) shall not apply to the 3,341,921 shares of Riggs common stock held as treasury shares as of July 16, 2004.

•	The “Measurement Price” is the average of the daily high and low per share sales prices of PNC Common Stock on the New York Stock Exchange for the five full consecutive New York Stock Exchange trading days ending on the trading day immediately prior to the Closing Date.

Stock Election. The merger agreement provides that each Riggs stockholder who makes a valid stock election will have the right to receive, in exchange for each share of Riggs common stock, a fraction of a share of PNC common stock equal to the Exchange Ratio. The total number of shares of PNC common stock that will be issued in the merger is fixed (subject to the adjustments set forth above) and as a result, even if you make a stock election, you may nevertheless receive a mix of cash and stock.

The “Exchange Ratio” is defined in the merger agreement as the number of shares of PNC stock obtained by dividing the Per Share Amount by the Measurement Price.

Non-Electing Shares. Riggs stockholders who make no election to receive cash or PNC common stock in the merger, and Riggs stockholders who do not make valid elections, will be deemed not to have made an “election.” Stockholders not making an election may be paid in cash, PNC common stock or a mix of cash and shares of PNC common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Riggs stockholders and application of the proration adjustments described below.

Adjustments to Preserve Tax Treatment. The number of shares of PNC common stock that may be issued in the merger to Riggs stockholders may be increased, and the aggregate amount of cash that will be issued to Riggs stockholders may be decreased, as described in the formula below, if such adjustment is necessary to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes as described under “The Merger—Material Federal Income Tax Consequences of the Merger” beginning on page 49.

The merger agreement provides that if the quotient obtained by dividing:

•	the product of the Aggregate PNC Share Amount and the arithmetic average of the high and low per share sales prices of PNC common stock reported on the New York Stock Exchange on the date of completion of the merger (or, if the date of completion of the merger is not a trading day, then on the first trading day prior to the date of completion of the merger), by

•	the sum of the Aggregate Cash Amount, the Other Cash Consideration (as defined below) and the product of (1) the Aggregate PNC Share Amount and (2) the arithmetic average of the high and low per share sales prices of PNC common stock reported on the New York Stock Exchange on the date of completion of the merger (or, if date of completion of the merger is not a trading day, then on the first trading day prior to the date of completion of the merger), is less than 0.425, then for all purposes of the merger agreement the Aggregate PNC Share Amount will be increased by the fewest number of shares of PNC common stock required to prevent the quotient from being less than 0.425, and the market value of any additional PNC shares will be subtracted from the Aggregate Cash Amount. “Other Cash Consideration” is defined in the merger agreement as the sum of (1) the product of the number of shares held by stockholders who dissent from the merger and seek the appraised value of their shares (unless the dissenting stockholder has withdrawn or lost his or her right to dissent from the merger by the date of completion of the merger) and the Per Share Amount and (2) any other amounts received by a holder of Company stock prior to the Merger, either in a redemption of Company stock or in a distribution with respect to Company stock if those amounts are treated as other property or money received in the exchange for purposes of Section 356 of the Internal Revenue Code, or would be so treated if the Riggs stockholder also had received PNC shares in exchange for Riggs common stock).

Proration. The total number of shares of PNC common stock that will be issued and cash that will be paid in the merger is fixed at 7,533,648 shares and $318,673,318, respectively, subject to adjustment as described above. Therefore, the cash and stock elections are subject to proration to preserve this limitation on the number of shares of PNC common stock to be issued and cash to be paid in the merger. As a result, even if you make the cash election or stock election, you may nevertheless receive a mix of cash and stock.

Proration if Too Much Stock Is Elected. Cash may be paid to stockholders who make stock elections if the stock election is oversubscribed. The total number of shares of Riggs common stock for which valid stock elections are made is known as the “Stock Election Number.” The number of shares of Riggs common stock that will be converted into shares of PNC common stock in the merger is equal to the Stock Conversion Number. The “Stock Conversion Number” is equal to the quotient obtained by dividing (1) the Aggregate PNC Share Amount by (2) the Exchange Ratio.

If the Stock Election Number is greater than the Stock Conversion Number, the stock election is oversubscribed. If the stock election is oversubscribed, then:

•	Riggs stockholders making a cash election, and those stockholders who failed to make valid elections, will receive merger consideration consisting only of cash for each share of Riggs common stock;

•

the exchange agent will allocate from among the shares with respect to which valid stock elections have been made (“Stock Election Shares”), pro rata to the holders of those shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference between (1) the number of Stock Election Shares less (2)

the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; and

•	each Stock Election Share that is not a Converted Stock Election Share will be converted into the right to receive the cash consideration.

If an election form designates by stock certificate number the priority in which the Stock Election Shares governed by such Election Form are to be reallocated pursuant to the second bullet point above, those Stock Election Shares will be deemed reallocated in accordance with that priority. This may allow a stockholder to direct that shares of Riggs stock in which the holder has a lower tax basis or a shorter holding period would be allocated PNC common stock merger consideration before PNC common stock is allocated to shares in which the holder has a higher tax basis or a longer holding period.

Proration if Too Much Cash Is Elected. PNC common stock may be issued to stockholders who make cash elections if the cash election is oversubscribed. If the Stock Election Number is less than the Stock Conversion Number, the cash election is oversubscribed. If the stock election is oversubscribed, then:

•	each Stock Election Share will be converted into the right to receive the stock consideration;

•	the exchange agent will allocate from among the shares with respect to which no valid election has been made (“No-Election Shares”), pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be converted into the right to receive the stock consideration, except that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares;

•	if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the exchange agent will allocate from among the shares with respect to which a valid cash election was made (“Cash Election Shares”), pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be converted into the right to receive the cash consideration; and

•	each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share will be converted into the right to receive the cash Consideration.

If you hold shares of Riggs common stock in your account in the Riggs Bank N.A. 401(k) Plan, you will be able to direct the trustee of such plan to make an election to receive cash, PNC common stock or a combination of cash and PNC common stock for your allocated shares. For any shares for which no directions are received, the plan trustee will make an election to receive cash, PNC common stock, or a combination of cash and PNC common stock for the allocated shares in the same proportion with respect to which the trustee received elections, unless the trustee determines that it may not, consistent with its fiduciary duties, make the election for the allocated shares for which no written instructions have been given in the same proportion, in which case it will make elections for the shares in the manner as it in its discretion, determined to be in the best interests of the participants.

Treasury Shares and Shares Held by PNC or Riggs or Any of Their Subsidiaries. Any shares of Riggs common stock owned immediately prior to the effective time of the merger by Riggs or PNC (other than shares held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith)

will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange for those shares. All shares of Riggs common stock owned by a subsidiary of PNC or of Riggs (other than shares held in a bona fide fiduciary or agency capacity) will be converted in the merger only into PNC common stock.

Riggs Stock Options and Other Equity Based Awards. Upon completion of the merger, all outstanding stock options issued under the Riggs stock plans representing rights to purchase Riggs common stock, whether or not such stock options are exercisable or vested, will be cancelled and converted into the right to receive from PNC, subject to any required withholding of taxes, cash equal to the Per Share Amount less the per share exercise price for each share of Riggs common stock subject to such Riggs stock options. The merger agreement also provides that each unvested deferred share award and each unvested performance share award outstanding under the Riggs 2002 Long-Term Incentive Plan will be terminated immediately prior to the effective time of the merger and replaced with one share of Riggs common stock.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Riggs common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Promptly after the effective time of the merger, the Computershare Trust Company of New York, as exchange agent, will exchange certificates representing shares of Riggs common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Riggs stock certificates. If any PNC stock certificate is to be issued, or cash payment made, in a name other than that in which the Riggs stock certificate surrendered in exchange for the merger consideration is registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new PNC certificate or the payment of the cash consideration in a name other than that of the registered holder of the Riggs stock certificate surrendered, or must establish to the satisfaction of the PNC and the exchange agent that any such taxes have been paid or are not applicable.

Election Form. The merger agreement provides that PNC will cause the exchange agent to mail or deliver to each holder of record of Riggs common stock, at least twenty business days prior to the expected election deadline, an election form and a form of letter of transmittal containing instructions for use in effecting the surrender of Riggs stock certificates in exchange for the merger consideration.

Election Deadline; Submission of Election Materials. To be effective, election forms must be properly completed, signed and actually received by the exchange agent not later than 5:00 p.m., Eastern Time, on the business day that is ten New York Stock Exchange trading days prior to the date of completion of the merger. This election deadline will be publicly announced by PNC as soon as practicable prior to that date.

An election form will be properly completed only if accompanied by certificates representing all shares of Riggs common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the election form). If a stockholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a stockholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of the NYSE or another registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery. Any shares held in book entry form will be governed by procedures to be established by PNC for the delivery of such shares, which procedures will be reasonably acceptable to Riggs and contained in the election and transmittal materials.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates via first-class mail or, in the case of shares of Riggs common stock tendered by book-entry transfer into the exchange agent’s account at the Depository Trust Company, DTC, by crediting to an account maintained by such stockholder within DTC promptly following the termination of the merger or revocation of the election.

Shares of Riggs common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-electing shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Dividends and Distributions. Until Riggs common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to PNC common stock into which shares of Riggs common stock may have been converted will accrue but will not be paid. When duly surrendered, PNC will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Riggs of any shares of Riggs common stock. If certificates representing shares of Riggs common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Riggs common stock represented by that certificate have been converted.

Withholding. The Exchange Agent will be entitled to deduct and withhold from the merger consideration payable to any Riggs stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the Exchange Agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Fractional Shares

No fractional shares of PNC common stock will be issued to any Riggs stockholder upon surrender of certificates previously representing shares of Riggs common stock. Instead, a cash payment will be paid in an amount equal to the product of (1) the fractional part of a share of PNC common stock such stockholder would otherwise be entitled to receive (taking into account all shares held by such stockholder), multiplied by (2) the Measurement Price used in calculating the cash and stock consideration and described above.

Board of Directors and Officers Following the Merger

The directors and officers of PNC will remain the directors and officers of PNC following the merger until their successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the by-laws of PNC.

Representations and Warranties

The merger agreement contains certain customary mutual representations and warranties by each of PNC and Riggs and certain additional representations by Riggs and PNC. Some of the most significant of these relate to:

•	due organization and good standing;

•	capital structure;

•	subsidiaries;

•	corporate power and authority;

•	regulatory approvals and absence of defaults under organizational documents, contracts and agreements;

•	documents filed by each of PNC and Riggs with the SEC and other regulatory entities, the accuracy of information contained in those documents, as well as information to be supplied for inclusion in the proxy statement/prospectus and the registration statement, and the absence of liabilities other than those incurred in the ordinary course;

•	absence of material adverse changes in 2004 at either PNC or Riggs, and operation by Riggs in the ordinary course;

•	litigation, regulatory matters and compliance with laws;

•	material contracts and absence of defaults;

•	brokers and receipt of financial advisor fairness opinions;

•	employee benefits of Riggs, and absence of labor disputes at each of PNC and Riggs;

•	environmental law compliance and liabilities;

•	tax matters;

•	derivative instruments and insurance;

•	transactions with Riggs affiliates; and

•	PNC’s possession or access to funds sufficient to meet its obligations under the merger agreement.

The representations and warranties contained in the merger agreement are qualified by a detailed disclosure schedule that Riggs provided to PNC. This disclosure schedule contains, among other things, a list of pending legal and regulatory matters facing Riggs. This disclosure schedule is current only on and as of the date of the merger agreement, and subsequent developments with respect to such matters or otherwise that could reasonably be expected to have a material adverse effect on Riggs could delay or prevent completion of the merger.

Certain Covenants

Riggs. Pending completion of the merger and subject to certain exceptions, Riggs has agreed not to, and to cause its subsidiaries not to:

•	conduct their businesses other than in the ordinary and usual course; fail to use reasonable best efforts to preserve intact their business organization and assets and maintain their existing franchises and relationships; or take any action reasonably likely to materially impair its ability to perform its obligations under the merger agreement or complete the transactions provided for under the merger agreement;

•	issue or encumber or subject to any lien any shares of its capital stock, other than pursuant to rights to acquire shares of Riggs common stock outstanding as of the date of the merger agreement;

•	make, declare or pay any dividends or distributions on any shares of its stock, except for cash dividends on Riggs’s common stock at a regular quarterly rate not to exceed $0.05 per share and certain other Riggs securities; split, combine, purchase, redeem or reclassify any shares of its stock;

•	enter into or amend or renew employment, severance and similar agreements or arrangements with directors, officers or employees or grant any salary or wage increase or increase any employee benefit other than normal increases in compensation to employees, other than executive officers or directors, changes required by applicable laws and previously disclosed contractual obligations in effect prior to the time of the merger agreement; or enter into, establish or modify its benefit plans other than as required by law, to meet previously disclosed contractual obligations or as provided in the merger agreement;

•	sell, transfer, encumber or dispose of or discontinue its assets or business other than such actions in the ordinary course of business in transactions that are not material to Riggs;

•	acquire assets or businesses of other entities other than in the ordinary course of business in transactions not material to Riggs;

•	amend its articles of incorporation, by-laws or similar governing documents;

•	implement or adopt changes in its accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles, regulatory accounting requirements or applicable law;

•	enter into, renew or terminate specified types of contracts and agreements;

•	settle claims, actions or proceedings other than those settled in the ordinary course within specified dollar thresholds where the settlement does not restrict the business of Riggs or PNC or create adverse precedent;

•	take any action that would or is reasonably likely to prevent the satisfaction of the conditions to the merger contained in the merger agreement or result in a material violation of the merger agreement, except as may be required by applicable laws or regulations;

•	incurring significant capital expenditures outside of the ordinary course of business;

•	make, change or revoke material tax elections or take certain other specified actions with respect to tax matters; or

•	agree or commit to do any of the foregoing.

PNC. Pending completion of the merger and subject to certain exceptions, PNC has agreed not to, and to cause its subsidiaries not to:

•	amend its articles of incorporation, by-laws or similar governing documents in a manner that would adversely affect the Riggs stockholders;

•	take any action that would or is reasonably likely to prevent the satisfaction of the conditions to the merger contained in the merger agreement or result in a material violation of the merger agreement, except as may be required by applicable laws or regulations; or

•	declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock.

Transition. PNC and Riggs have agreed to use their respective reasonable best efforts to facilitate the integration and conversion of their respective businesses and operating systems. Both parties have agreed to consult with each other with respect to the character, amount and timing of restructuring charges to be taken by either party.

Interim Regulatory Matters. Riggs has agreed that it will: continue to use all reasonable efforts to comply with the terms of all agreements with, commitments to or orders of any governmental entity, including any related action plan, in accordance with their terms; and continue to work with the independent consultant retained by the Company in connection with Section 1 of the May 14, 2004 Cease and Desist Order with the Board of Governors of the Federal Reserve System, and to provide the independent consultant with such authority, and with such access to and cooperation of Riggs and its personnel, necessary to allow the independent consultant to oversee the above regulatory efforts of Riggs. Riggs also agreed to use all reasonable efforts to cause Riggs Bank N.A. to complete, prior to the earlier of December 31, 2004 and the anticipated completion date of the merger, the review contemplated by Section 1(d) of Article II of the May 13, 2004 consent order with the Office of the Comptroller of the Currency to the Comptroller’s satisfaction. The Company also agreed to use all reasonable efforts to complete the anticipated sale or winding down of specified international operations prior to completion of the merger.

Affiliate Agreements. Riggs has agreed to deliver to PNC for each of its affiliates an agreement that such person will not dispose of any shares of PNC common stock in violation of the Securities Act.

No Solicitation; Recommendation

The merger agreement provides that neither Riggs nor any of its subsidiaries, nor their respective officers, directors, will, directly or indirectly:

•	initiate, solicit or encourage any inquiries relating to or the making of any “Acquisition Proposal” as defined below; or

•	engage in any negotiations regarding, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal.

The merger agreement defines an “Acquisition Proposal” as any proposal or offer with respect to the following involving Riggs or any of its significant subsidiaries:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, pledge, transfer or other disposition of 30% or more of its consolidated assets or liabilities in a single transaction or series of transactions;

•	any tender offer or exchange offer for 30% or more of the outstanding shares of its capital stock; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the merger.

Notwithstanding the above restrictions, and subject to certain conditions, if the Riggs board of directors determines in good faith, after consultation with its outside financial and legal advisors, that it is required to do so in order to comply with its fiduciary duties, it may engage in discussions and negotiations and provide confidential information with respect to an Acquisition Proposal. In addition, the merger agreement provides that if the Riggs board determines in good faith, after consultation with its outside financial and legal advisors, that the failure to withdraw, modify or condition its recommendation of the merger would breach its fiduciary duties under applicable law, the Riggs board may so withdraw, modify or condition its recommendation of the merger.

If Riggs receives any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, Riggs must give prompt notice to PNC and must also inform PNC regarding the material terms and conditions of the proposal or inquiry and must keep PNC fully informed of the status and details of any such proposal or inquiry and any developments with respect to the proposal or inquiry.

Indemnification and Insurance

In the merger agreement, PNC has agreed to indemnify, defend and hold harmless and advance expenses to the present and former directors, officers, employees and agents of Riggs and its subsidiaries (including any person presently or formerly serving at the request of Riggs or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another entity or under or with respect to any employee benefit plan) against costs, expenses, judgments, fines and other amounts incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to completion of the merger to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the governing documents of Riggs and its subsidiaries and indemnification agreements in effect on the date of the merger agreement and, in addition to the foregoing, to the fullest extent permitted by law. PNC has also agreed that it will, for a period of six years following completion of the merger, use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) and fiduciary liability insurance in respect of any Riggs benefit plans that serves to reimburse the present and former officers and directors of Riggs and its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring at or prior to completion of the merger, which insurance will contain at least the same coverage and amounts, and terms and conditions no less advantageous, as that coverage currently provided by Riggs (or, if the foregoing is not available, to obtain as much comparable insurance as is reasonably available).

Conditions to Completion of the Merger

The completion of the merger depends upon meeting a number of conditions, including the following:

•	approval of the merger and adoption of the merger agreement by Riggs stockholders;

•	receipt of all governmental consents and approvals required to complete the merger and the merger of Riggs Bank N.A. with PNC Bank, National Association (without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs);

•	receipt of all non-governmental third party approvals required to complete the transactions contemplated by the merger agreement other than those the failure of which to obtain would not reasonably be expected to have a material adverse effect on PNC or Riggs; and

•	the absence of any legal prohibition on completion of the merger.

In addition, each party’s obligation to complete the merger is subject to, among other things:

•	the accuracy of the representations and warranties made by the other party and the performance of the obligations of the other party as required under the merger agreement; and

•	the receipt of an opinion of its respective counsel to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes.

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger in the first quarter of 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Riggs continues to face a substantial number of ongoing regulatory matters, which may affect the timing of and/or ability to complete the merger. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; in addition, PNC is not required to complete the merger if there are any material regulatory investigations, or contemplated or completed regulatory enforcement actions, not disclosed to PNC at the time the merger agreement was entered into that would be reasonably likely to have a material adverse effect with respect to Riggs.

Termination of the Merger Agreement

The merger may be terminated at any time prior to the completion of the merger:

•	by mutual consent of PNC and Riggs;

•	by either PNC or Riggs if:

•	the merger is not completed by April 30, 2005 (other than because of a material breach of the merger agreement caused by the terminating party);

•	Riggs’s stockholders vote against approval and adoption of the merger agreement;

•	there exists any final nonappealable legal prohibition on completion of the merger;

•	the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, unless the breach is curable and is cured within thirty days after written notice of the breach is given by the terminating party; or

•	by PNC if the Riggs board changes or adversely modifies or qualifies its recommendation of the merger with PNC, if Riggs fails to substantially comply with its obligations to seek stockholder approval and its obligations not to solicit competing acquisition proposals, or if the Riggs board of directors publicly recommends or endorses a competing acquisition proposal.

Termination Fee

If a bona fide acquisition proposal made by a third party is made known to Riggs or is made directly to the Riggs stockholders generally, or if any third party publicly announces an intention (whether or not conditional) to make any such competing acquisition proposal and the competing acquisition proposal or public announcement is not irrevocably withdrawn at least five business days prior to the Riggs special meeting, and thereafter the merger agreement is terminated:

•	by either PNC or Riggs because the Riggs stockholders fail to approve the merger agreement; or

•	by PNC because Riggs has changed or adversely modified or qualified its recommendation of the merger with PNC, or Riggs has willfully breached its representations, warranties, covenants or other agreements contained in the merger agreement;

and, prior to the date that is twelve (12) months after the date of such termination Riggs completes a competing acquisition proposal or enters into any acquisition or other similar agreement, including any letter of intent, related to any competing acquisition proposal, then Riggs must:

•	on the date it enters into any such agreement or letter of intent, pay PNC a fee equal to $10 million; and

•	on the date a competing acquisition proposal is completed (if completed within one year of the date of termination, or if completed at any time (without regard to such one-year period) if the competing acquisition proposal is the acquisition proposal relating to such agreement or letter of intent, pay PNC a fee equal to $30 million, reduced by any amount paid under the provision described in the prior bullet point.

In addition, if the merger agreement is terminated by PNC because the Riggs board of directors publicly recommended or endorsed a competing acquisition proposal, then Riggs must:

•	on the date of such termination, pay PNC a fee equal to $10 million; and

•	on the date Riggs completes a competing acquisition proposal (if completed within one year of the date of termination, or if completed at any time if the competing acquisition proposal is the competing acquisition proposal that resulted in such termination), pay PNC a fee equal to $20 million.

Adjustments to the Merger Consideration

If prior to completion of the merger, the outstanding shares of PNC common stock are, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of PNC, increased or decreased in number or changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the merger consideration.

THE MERGER

Background of the Merger

From time to time, the Riggs board of directors has considered its strategic options in view of developments relating to the banking industry in general and to Riggs in particular.

In late 2003, a large financial institution approached the Allbritton family regarding a potential transaction in which the financial institution would acquire Riggs with the family retaining some ownership interests and management roles in Riggs. In March 2004, after pursuing preliminary discussions with this financial institution, the family informed the board of directors of the discussions, and the financial institution made a preliminary proposal to the board of directors for a transaction in which the family would retain a minority equity investment in Riggs, which would become a subsidiary of the financial institution, and the other Riggs stockholders would receive cash for their shares. The preliminary proposal did not include financial terms. The board of directors then formed a special committee comprised of all the independent directors to consider the proposal. The special committee hired Lehman Brothers Inc. and Sullivan & Cromwell LLP to assist the committee in evaluating the proposal. After some preliminary discussions, however, the financial institution decided not to proceed.

With the concurrence of the full board of directors, the special committee continued to meet to evaluate Riggs’s strategic options. The special committee requested that Lehman Brothers prepare a detailed evaluation of the options of selling to a larger financial institution or other potential buyer, as well as the prospects for consummating a sale transaction in the current environment. From the time it was formed through the signing of the merger agreement with PNC, the special committee held nine meetings, many of which included Lehman Brothers and Riggs’s management. After carefully considering the Lehman Brothers evaluation, as well as Riggs’s management’s projections and the impact of the regulatory issues facing Riggs, the special committee authorized Lehman Brothers to seek indications of interest from a number of selected depository holding companies. Lehman Brothers then contacted those companies and provided certain information about Riggs to ten companies that executed confidentiality agreements.

Six of the ten depository holding companies that received the information continued to express interest in pursuing a transaction with Riggs and ultimately submitted preliminary proposals. In addition, after Riggs publicly announced on May 28, 2004 that it was reviewing its strategic alternatives, four other depository holding companies approached Lehman Brothers, signed confidentiality agreements and received the same information as the companies originally contacted by Lehman Brothers. Of these four companies, one submitted a preliminary proposal. Lehman Brothers and Riggs management were also contacted by several private equity firms that expressed interest in various transactions, but none made a concrete proposal with financial terms. Throughout the process, the committee, and the full board of directors, regarded the likelihood of prompt regulatory approval and closing as a highly important consideration.

The seven preliminary proposals that were received each included an initial range of price terms. They offered varying forms of consideration, including all stock, all cash and a mixture of stock and cash.

On June 17, 2004, the special committee met to consider the proposals. After presentations by Lehman Brothers and Sullivan & Cromwell, and considerable deliberation, the special committee decided to authorize due diligence by the five companies that had submitted the highest preliminary proposals based upon the price range submitted by each company. Extensive due diligence of Riggs was then conducted by each of these five companies. Each of these companies was asked to provide a final bid by July 12. Each of these companies also was provided with the same draft merger agreement and was requested to negotiate with Sullivan & Cromwell any areas of disagreement prior to submitting its bid and to provide a marked version of the merger agreement, along with its bid, in a condition in which it was prepared to execute a definitive agreement. Negotiations of the terms of the agreement continued throughout the due diligence process.

Throughout this process, the special committee and the full board of directors were kept informed about developments. The Allbritton family was advised that bidders were likely to require the family to enter into a voting agreement, and the family informed the special committee that it was prepared to consider such an agreement if the terms of both it and the acquisition proposal itself were satisfactory.

On July 12 and 13, the five depository holding companies submitted their final proposals. The full board of directors held a lengthy meeting on the morning and early afternoon of July 14 to consider the final proposals. Presentations were made by management, Lehman Brothers and Sullivan & Cromwell. The subjects covered in these presentations, and in the deliberations and questions by the directors, included: the financial terms of the proposals; the factors involved in comparing cash, stock, and stock and cash consideration; evaluation of the stock of the companies offering stock; the bidders’ changes from the merger agreement proposed by Riggs, with a particular focus on the likelihood of completing a transaction once a merger agreement was entered into; the prospects for expeditious regulatory approval; and the directors’ legal duties and responsibilities in evaluating the proposals.

Following an evaluation of these matters, the board of directors determined that the proposals by three of the companies were sufficiently close to each other that each should be asked whether it was prepared to increase its bid and for clarification or revision of certain of the changes it proposed in the draft merger agreement. In addition, where relevant, the bidder was asked about its flexibility as to the mix of consideration. Discussion then occurred with each of these three bidders.

Each of the three bidders provided a slightly revised bid during the course of the afternoon of July 14. Clarifications or revisions were also received on the terms of the merger agreement. The Riggs board of directors then met in the early evening of July 14, and reviewed the revised bids and terms at length, but determined to postpone a decision until a board meeting at noon on July 15.

During the morning of July 15, one of the three bidders, which had the lowest of the three bids, informed Riggs’s advisors that it was withdrawing from the bidding process. One of the five final bidders (which had not been contacted again) also withdrew its bid.

The Riggs board of directors met at 12:00 noon on July 15 to review the two other bids. One of these bids was the proposal by PNC ultimately accepted by Riggs. The second bid was for an all stock offer which had a value, based on closing prices of the bidder’s stock and PNC’s stock on July 14, that was approximately $0.97 (or 4%) higher than the PNC bid. After further presentations by Lehman Brothers and Sullivan & Cromwell, and lengthy deliberation by the board, the board decided to accept the PNC bid, based on the various considerations described below. In reaching its decision, individual directors articulated the following factors in concluding that the PNC proposal was in the best interests of Riggs and its stockholders and the highest value reasonably attainable:

•	the PNC bid provided a substantial increase in dividend income to Riggs stockholders receiving stock (approximately 370%), whereas the other bid resulted in a sharp decline in dividend income for all Riggs stockholders;

•	the PNC bid represented a higher price than the other bid based on three-month and six-month average closing prices;

•	the other bid was an all-stock proposal and, as a result, was more susceptible to a decline in overall stock price levels;

•	the stock of the other bidder had recently been historically more volatile than the stock of PNC;

•	the stock of PNC may have been adversely affected by recent press speculation whereas, to the knowledge of Riggs’s management, there had been no public speculation identifying the other bidder;

•	the possibility that the stock of either bidder was likely to decline upon announcement of the merger and that the cash element of PNC’s proposal would buffer the impact of any decline in PNC’s stock price;

•	PNC had a more diverse business mix and stronger capital than the other bidder;

•	PNC had expressed great interest in a transaction with Riggs;

•	the other bidder had taken a longer period of time to close its recent acquisitions than PNC’s most recent acquisition; and

•	the other bidder potentially involved a more complex regulatory approval process.

In reaching its decision, the board also took into account the fact that there was potentially more opportunity for upside appreciation in the other bidder’s proposal because it involved all stock and no cash component, the strong rise in the stock price of the other bidder over the last several years, and the draft merger agreements with PNC and the other bidder. After reaching a preliminary decision to accept the PNC proposal, the board inquired of a director who was a representative of the Allbritton family whether the family would support the PNC proposal, and the representative responded in the affirmative. The board then voted to advise PNC that Riggs would accept its proposal subject to finalizing the merger agreement.

The Riggs board met again at 5:30 p.m. on July 15. Lehman Brothers updated the board with respect to its progress in performing due diligence of PNC, and Sullivan & Cromwell updated the board with respect to its progress in finalizing the merger agreement with PNC. After considering these matters, the board agreed to reconvene later in the evening of July 15.

The Riggs board met again at 9:00 p.m. on July 15 to consider a proposed merger with PNC. Presentations were made by Lehman Brothers with respect to its due diligence of PNC and by Sullivan & Cromwell on the resolution of contractual issues. Lehman Brothers also provided an oral opinion as to the fairness, from a financial point of view, as of such date and based upon and subject to the factors and assumptions stated in that opinion and the Lehman Brothers written opinion, of the aggregate consideration to be offered to the Riggs stockholders in the merger. After further deliberation and numerous questions by the board, the board unanimously agreed to accept the merger agreement proposed by PNC.

Early in the morning of July 16, 2004, PNC and Riggs executed the merger agreement and announced the transaction before the beginning of trading on the New York Stock Exchange and the NASDAQ National Market, respectively.

Reasons for the Merger; Recommendation of Riggs’s Board of Directors

The Riggs board of directors believes that the merger is in the best interests of Riggs and its stockholders. The Riggs board of directors therefore has unanimously approved the merger agreement and unanimously recommends that the Riggs stockholders vote “FOR” approval and adoption of the merger agreement.

In reaching its decision to approve and recommend the merger agreement, the Riggs board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following material factors:

Value of Merger Consideration. Based on the closing price of PNC’s common stock on July 15, 2004, the consideration to be received by holders of Riggs common stock in the merger represents a premium over the market price of Riggs common stock of approximately:

•	28.8% over the closing price of Riggs common stock of $18.74 per share on May 27, 2004, which was the last trading day prior to the public announcement that Riggs was undertaking a review of its strategic alternatives;

•	47.2% over the closing price of Riggs common stock of $16.39 per share on January 16, 2004, which was six months before the public announcement of the merger; and

•	6.4% over the closing price of Riggs common stock of $22.67 per share on July 15, 2004, which was the last trading day prior to the public announcement of the merger.

Riggs’s and PNC’s Prospects. Based on its understanding of Riggs’s business, operations, financial condition, earnings and prospects and of PNC’s business, operations, financial condition, earnings and prospects, taking into account the due diligence review of PNC conducted by Lehman Brothers and Riggs management, the Riggs board of directors believes that the merger represents a more desirable alternative for Riggs stockholders than continuing to operate as an independent public company. In making this determination, the Riggs board of directors gave careful consideration to its assessment of the costs and risks associated with remaining independent in light of the regulatory issues faced by Riggs and the current regulatory environment.

Other Available Strategic Alternatives. The Riggs board of directors conducted, with the assistance of its financial and legal advisors, a careful review of the strategic options available to Riggs, including the range of possible shareholder value of those alternatives and the timing and likelihood of shareholders actually receiving those values. In light of Riggs’s public announcement on May 28 and other factors, the board of directors believes that the process for identifying potential strategic alternatives was conducted in a manner that was conducive to identifying potential alternatives. This process is more fully described above under “Background of the Merger” beginning on page 34. Based on its consideration of these matters, the Riggs board of directors determined that the merger with PNC represents the best strategic alternative reasonably available to Riggs.

Likelihood of Prompt Regulatory Approval and Closing. In evaluating potential strategic alternatives, the Riggs board regarded the likelihood of prompt regulatory approval and closing of a transaction as a highly important consideration. In determining to approve and recommend the merger with PNC, the board considered as favorable to its determination PNC’s success in obtaining prompt regulatory approval for its most recent transaction, PNC’s past regulatory experiences, PNC’s indicated enthusiasm for the merger and the terms of the merger agreement negotiated with PNC.

Terms of the Merger Agreement. The merger agreement permits Riggs stockholders to elect whether to receive cash or PNC stock for their Riggs shares subject to the allocation procedures in the merger agreement. In deciding to approve and recommend the merger agreement, the Riggs board considered these matters and the other terms of the merger agreement with the assistance of its legal and financial advisors.

Increase in Dividend Income. Based on PNC’s closing price as of July 14, 2004 and PNC’s recent historical dividend rate, Riggs stockholders receiving PNC stock in the merger would enjoy a substantial increase in dividend income of approximately 370%.

Lehman Brothers Analysis and Fairness Opinion. The Riggs board of directors considered as favorable to its determination the opinion, analyses and presentations of Lehman Brothers described under the heading “Opinion of Riggs’s Financial Advisor” on page 37, including the oral opinion of Lehman Brothers, which was subsequently confirmed in writing, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate merger consideration to be offered to the holders of Riggs common stock in the merger was fair from a financial point of view to the holders of such stock.

Opinion of Riggs’s Financial Advisor

Riggs engaged Lehman Brothers to act as its financial advisor in connection with the merger and render its opinion with respect to the fairness, from a financial point of view, to Riggs’s stockholders of the consideration provided for in the merger. On July 15, 2004, Lehman Brothers rendered its oral opinion to the Riggs board of directors that, as of such date and based upon and subject to the factors and assumptions stated in that opinion and in its written opinion, the aggregate consideration to be offered to the Riggs stockholders in the merger was fair, from a financial point of view, to the Riggs stockholders. Lehman Brothers subsequently confirmed the oral opinion by delivery of its written opinion dated July 16, 2004.

The full text of the Lehman Brothers’ opinion is attached as Appendix B to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Riggs stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

The Lehman Brothers opinion was provided for the information and assistance of the Riggs board of directors in connection with its consideration of the merger. The Lehman Brothers opinion does not address any other aspect of the transaction and is not intended to be and does not constitute a recommendation to any stockholder of Riggs as to how such stockholder should vote in respect to the merger or any related matter. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion does not address, Riggs’s underlying business decisions to proceed with or effect the merger, nor does the Lehman Brothers opinion address the relative merits of the merger with PNC compared to the business strategies or alternatives that might be available to Riggs.

In arriving at its opinion, Lehman Brothers reviewed and analyzed: (1) the merger agreement and the specific terms of the proposed merger, (2) publicly available information concerning Riggs that Lehman Brothers believed to be relevant to its analysis, including Riggs’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and certain press articles concerning Riggs’s anti-money laundering controls, (3) publicly available information concerning PNC that Lehman Brothers believed to be relevant to its analysis, including PNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, (4) financial and operating information with respect to the business, operations and prospects of Riggs furnished to Lehman Brothers by Riggs, including financial projections for Riggs prepared by the management of Riggs (the “Riggs Projections”) and financial projections for Riggs prepared by management of PNC (“PNC’s Riggs Projections”), (5) financial and operating information with respect to the business, operations and management of PNC furnished to Lehman Brothers by PNC, including financial projections for PNC prepared by the management of PNC (the “PNC Projections”), (6) independent research analysts’ estimates of the future financial performance of Riggs published by I/B/E/S, (7) independent research analysts’ estimates of the future financial performance of PNC published by I/B/E/S (“PNC Research Estimates”), (8) the trading histories of Riggs’s and PNC’s common stock from July 14, 2001 to July 14, 2004 and a comparison of those trading histories with each other and those of other companies that Lehman Brothers deemed relevant, (9) a comparison of the historical financial results and present financial condition of Riggs with those of other companies Lehman Brothers deemed relevant, (10) a comparison of the historical financial results and present financial condition of PNC with those of other companies Lehman Brothers deemed relevant, (11) the potential pro forma effect of the proposed merger on the future financial performance of PNC, including the cost savings which management of PNC estimates to result from a combination of the businesses of Riggs and PNC and the potential effect on PNC’s pro forma earnings per share, (12) the results of Lehman Brothers’ efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of Riggs, including the terms and conditions of a proposal by a third party to acquire Riggs for consideration consisting entirely of stock, the current value of which, may be greater or less than the current value of the consideration to be paid by PNC in the proposed merger, and (13) a comparison of the financial terms of the proposed transaction with the financial terms of other recent transactions that Lehman Brothers deemed relevant.

In addition, Lehman Brothers (i) held discussions with (A) the managements of Riggs and PNC concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and (B) the management of Riggs and its counsel regarding Riggs’s anti-money laundering controls and certain regulatory matters, and (ii) undertook such other studies, analyses and investigations as it deemed appropriate. The material studies and analyses undertaken by Lehman Brothers are described below under “—The Financial Analyses of Riggs’s Financial Advisor.”

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of Riggs and PNC that they were not aware of any facts or circumstances that would make that information inaccurate or misleading. With respect to Riggs’s projections, upon advice of Riggs, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Riggs as to the future financial performance of Riggs and, Lehman Brothers further assumed that Riggs would perform substantially in accordance with those projections. However, for purposes of Lehman Brothers’ pro forma analysis, Lehman Brothers used PNC’s Riggs Projections, which reflect certain somewhat more conservative assumptions and estimates. Lehman Brothers discussed these adjusted projections with the management of Riggs and they agreed with the appropriateness of the use of such adjusted projections, as well as the Riggs Projections, in performing Lehman Brothers’ analysis. With respect to the PNC Projections, upon advice of PNC, Lehman Brothers assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of PNC’s management as to the future performance of PNC and that PNC will perform substantially in accordance with such projections. However, for purposes of Lehman Brothers’ analysis, Lehman Brothers utilized the more conservative PNC Research Estimates. Lehman Brothers discussed these PNC Research Estimates with the management of Riggs and, at Riggs’s direction, Lehman Brothers relied upon such estimates in performing its analysis. In arriving at Lehman Brothers’ opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Riggs and PNC and did not make or obtain any evaluations or appraisals of the assets or liabilities of Riggs or PNC. In addition, Lehman Brothers is not an expert in the evaluation of loan portfolios or allowances for loan losses and, upon advice of Riggs and PNC, Lehman Brothers assumed that the respective current allowances for loan losses of Riggs and PNC would be, in each case, in the aggregate adequate to cover all such losses. Upon the advice of Riggs and following discussions with its legal and accounting advisors, Lehman Brothers assumed that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of Riggs with respect to their receipt of the stock consideration in the merger. The Lehman Brothers opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 16, 2004.

In addition, Lehman Brothers expressed no opinion as to the prices at which shares of PNC common stock would trade at any time following the announcement or the completion of the proposed merger. The Lehman Brothers opinion should not be viewed as providing any assurance that the market value of the shares of the PNC common stock to be held by the stockholders of Riggs after the completion of the proposed merger will be in excess of the market value of the shares of Riggs common stock owned by such stockholders at any time prior to the announcement or the completion of the proposed merger.

The Financial Analyses of Riggs’s Financial Advisor

At the meeting of the Riggs board of directors held at 9:00 p.m. on July 15, 2004, Lehman Brothers made a presentation of certain financial analyses of the proposed merger to the Riggs board of directors.

The following is a summary of the material valuation, financial and comparative analyses in the presentation that was delivered to the Riggs board of directors by Lehman Brothers.

Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Lehman Brothers, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Lehman Brothers.

Riggs Historical Stock Price Analysis. Lehman Brothers reviewed the historical daily high and low trading prices of Riggs common stock for the 52 weeks ending July 14, 2004. The analysis indicated that the high and low trading prices of Riggs common stock for the 52 weeks ending July 14, 2004 were $23.30 and $14.70, respectively. The price of Riggs common stock as of July 14, 2004 was $22.50 which was 96.6% of the 52 week high of $23.30.

Riggs Comparable Companies Analysis. Lehman Brothers compared financial information, ratios and public market multiples for Riggs to corresponding measures for the publicly traded comparable companies. The ratios and public market multiples analyzed included:

•	the multiple of market price per share to estimated 2004 earnings per share (EPS);

•	the multiple of market price per share to estimated 2005 EPS;

•	the multiple of market price per share to book value per share;

•	the multiple of market price per share to tangible book value per share; and

•	the core deposit premium (excluding all certificate of deposit with balances greater than $100,000).

For this analysis, Lehman Brothers used information obtained from the online database of SNL Financial, a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and mergers and acquisitions data for companies in the industries it covers and publicly available financial information for the period ended March 31, 2004. The stock price data used for this analysis was the closing price for the selected companies on July 14, 2004.

Lehman Brothers selected the comparable companies, which included select banks in the mid-Atlantic and Southeast regions of the U.S. with assets between $4 billion and $15 billion, below because their business and operating profiles are reasonably similar to those of Riggs. No comparable company identified below is identical to Riggs. Lehman Brothers noted that because of the differences between the business mix, operations, regulatory issues and other characteristics of Riggs and the comparable companies, Lehman Brothers did not believe that a purely quantitative comparable company analysis would be particularly meaningful in this context. Rather, Lehman Brothers believed an appropriate use of the comparable company analysis would also involve qualitative judgments concerning differences between the financial and operating characteristics of Riggs and the comparable companies, which would affect the public trading values of the common stock of the comparable companies, which judgments were applied in rendering the opinion of Lehman Brothers. Therefore, mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

The companies reviewed in connection with this analysis were:

Mercantile Bankshares Corporation

First Citizens BancShares, Inc.

The South Financial Group, Inc.

Valley National Bancorp

Fulton Financial Corporation

Hudson United Bancorp

United Bankshares, Inc.

Susquehanna Bancshares, Inc.

Provident Bankshares, Inc.

First Charter Corporation.

The following table summarizes the results from the comparable companies analysis:

	Comparable Companies
	Low		Median		High
Price / 2004 EPS	12.9	x	14.9	x	16.2	x
Price / 2005 EPS	11.7	x	13.4	x	15.0	x
Price / Book Value	1.19	x	2.05	x	3.67	x
Price / Tangible Book Value	1.34	x	2.59	x	4.27	x
Core Deposit Premium	3.5%		24.0%		29.8%

Based on the foregoing analysis, Lehman Brothers derived the implied values per share for Riggs common stock as follows:

	Price / 2004 EPS	Price / 2005 EPS	Price / Book Value	Price / Tangible Book Value	Core Deposit Premium
High	$8.77	$13.51	$35.83	$40.79	$40.46
Median	$8.05	$12.06	$20.02	$24.77	$34.49
Low	$7.01	$10.59	$11.63	$12.80	$13.20

Riggs Comparable Transactions Analysis. Lehman Brothers analyzed certain information relating to U.S. bank and thrift acquisitions announced since January 1, 2003 that were valued between $250 million and $1 billion.

The following transactions were reviewed by Lehman Brothers:

Acquirer	Target
UnionBanCal Corporation	Jackson Federal Bank
Associated Bank-Corp.	First Federal Capital Corp.
Central Pacific Financial Corp.	CB Bancshares, Inc.
First Niagara Financial Group, Inc.	Hudson River Bancorp, Inc.
Popular, Inc.	Quaker City Bancorp, Inc.
Umpqua Holdings Corporation	Humboldt Bancorp
Sovereign Bancorp, Inc.	Waypoint Financial Corporation
Cyress Group/DLJ Merchant Bank	Gold Banc Corporation, Inc.
Commercial Capital Bancorp, Inc.	Hawthorne Financial Corporation
Huntington Bancshares Corporation	Unizan Financial Corporation
International Bancshares Corporation	Local Financial Corporation
Sky Financial Group, Inc.	Second Bancorp Incorporated
Partners Trust Financial Group, Inc.	BSB Bancorp, Inc.
Hanmi Financial Corporation	Pacific Union Bank, Inc.
Provident Financial Services, Inc.	First Sentinel Bancorp
The North Fork Bancorporation, Inc.	Trust Company of New Jersey
Banknorth Group, Inc.	CCBT Financial Companies, Inc.
BB&T Corporation	Republic Bancshares, Inc.
National City Corporation	Allegiant Bancorp
Provident Bankshares Corporation	Southern Financial Bancorp, Inc.
Webster Financial Corporation	Firstfed America Bancorp, Inc.
The PNC Financial Services Group, Inc.	United National Bancorp
First Niagara Financial Group, Inc.	Troy Financial Corporation
New Haven Savings Bank	Connecticut Bancshares, Inc.
Sovereign Bancorp, Inc.	First Essex Bancorp, Inc.
MAF Bancorp, Inc.	St. Francis Capital Corporation
Wells Fargo & Co.	Pacific Northwest Bancorp
Cathay General Bancorp	GBC Bancorp
The Royal Bank of Scotland Group, Plc	Port Financial Corporation
Mercantile Bankshares Corporation	F&M Bancorp

Lehman Brothers considered these selected merger transactions to be reasonably similar, but not identical, to the merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of Riggs and regulatory and other factors that would affect the premiums paid in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Therefore, mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected merger transaction data.

For the selected transactions listed above, Lehman Brothers used publicly available financial information including information obtained from the online database of SNL Financial. Lehman Brothers used this financial information to determine:

•	the multiples of the transaction price per share to current year EPS;

•	the multiples of the transaction price per share to book value per share;

•	the multiples of the transaction price per share to tangible book value per share;

•	the implied premium to core deposits (total deposits excluded all certificates of deposit with face values in excess of $100,000); and

•	the premiums per share paid by the acquirer compared to the share price of the target company prevailing one day prior to, one week prior to, and one month prior to the announcement of such transactions.

The analysis yielded the following results:

	Comparable Transactions
	Low		Median		High
Price / Current EPS	10.7	x	19.1	x	36.9	x
Price / Book Value	1.39	x	2.29	x	3.13	x
Price / Tangible Book Value	1.50	x	2.69	x	3.74	x
Core Deposit Premium	7.9%		23.5%		34.9%
Premium to Market (One-Day)	(4.6)%		18.5%		43.3%
Premium to Market (One-Week)	(2.0)%		19.0%		40.1%
Premium to Market (One-Month)	(0.7)%		22.4%		52.4%

Based on the foregoing analysis, Lehman Brothers derived the implied values per share for Riggs common stock as follows:

	Price / Current EPS	Price / Book Value	Price / Tangible Book Value	Core Deposit Premium	Premium to Market (One-Day)	Premium to Market (One-Week)	Premium to Market (One-Month)
High	$33.28	$30.53	$35.74	$45.80	$32.24	$29.07	$31.09
Median	$17.27	$22.36	$25.74	$33.95	$26.65	$24.69	$24.97
Low	$9.67	$13.58	$14.31	$17.79	$21.48	$20.34	$20.25

Riggs Discounted Cash Flow Analysis. Lehman Brothers calculated a range of discounted cash flows for Riggs using preliminary projections provided by the management of Riggs subject to the following assumptions: (i) exit of international operations, (ii) all outstanding trust preferred securities totaling $223 million as of March 31, 2004 are called in June 2007 at a pre-tax opportunity cost of 5.0% pre-tax and (iii) possible/future regulatory actions were not factored into the analysis. This analysis was based on the sum of (i) the present value of Riggs dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for Riggs of 6.0% (a customary tangible common equity to tangible common assets ratio for well- capitalized banking institutions comparable to Riggs), from January 1, 2005 through December 31, 2009 and (ii) the present value of the terminal value of Riggs common stock. In calculating the terminal value of Riggs common stock, Lehman Brothers applied multiples ranging from 11.0x to 15.0x to estimated 2010 EPS. The free cash flow stream and the terminal value were then discounted back to July 14, 2004, using discount rates ranging from 12.0% to 16.0%, which range Lehman Brothers viewed as appropriate for a company with Riggs’s risk characteristics.

This analysis resulted in illustrative values for Riggs on an equity value per share basis, as of July 14. 2004, as set forth below:

Implied Equity Value Per Share
	12.0%	13.0%	14.0%	15.0%	16.0%
11.0x	$16.34	$15.50	$14.71	$13.97	$13.28
12.0x	$17.43	$16.53	$15.68	$14.89	$14.14
13.0x	$18.52	$17.55	$16.65	$15.80	$15.01
14.0x	$19.61	$18.58	$17.62	$16.72	$15.87
15.0x	$20.69	$19.61	$18.59	$17.63	$16.74

PNC Historical Stock Price Analysis. Lehman Brothers reviewed the historical daily high and low trading prices of PNC common stock for the 52 weeks ending July 14, 2004. The analysis indicated that the high and low trading prices of PNC common stock for the 52 weeks ending July 14, 2004 were $59.79 and $46.41, respectively. The price of PNC common stock as of July 14, 2004 was $51.70 which was 86.5% of the 52 week high of $59.79.

PNC Comparable Companies Analysis. Lehman Brothers compared financial information, ratios and public market multiples for PNC to corresponding measures for eight publicly traded comparable companies. The ratios and public market multiples analyzed included:

•	the multiple of market price per share to estimated 2004 EPS;

•	the multiple of market price per share to estimated 2005 EPS;

•	the multiple of market price per share to book value per share;

•	the multiple of market price per share to tangible book value per share; and

•	the core deposit premium (excluding all certificate of deposit with balances greater than $100,000).

For this analysis, Lehman Brothers used publicly available financial information for the period ended March 31, 2004 (pro forma for all acquisitions). The stock price data used for this analysis was the closing price for the selected companies on July 14, 2004.

Lehman Brothers selected the comparable companies, which included select bank holding companies with assets between $75 billion and $475 billion, below because their business and operating profiles are reasonably similar to those of PNC. Lehman Brothers noted that because of the differences between the business mix, operations and other characteristics of PNC and the comparable companies, Lehman Brothers did not believe that a purely quantitative comparable company analysis would be particularly meaningful in this context. Rather, Lehman Brothers believed an appropriate use of the comparable company analysis would also involve qualitative judgments concerning differences between the financial and operating characteristics of PNC and the comparable companies, which would affect the public trading values of the common stock of the comparable companies, which judgments were applied in rendering the opinion of Lehman Brothers. Therefore, mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected merger transaction data.

The companies reviewed in connection with this analysis were:

Wachovia Corporation

Wells Fargo & Company

U.S. Bancorp

SunTrust Banks, Inc.

National City Corporation

BB&T Corporation

Fifth Third Bancorp

KeyCorp.

The following table summarizes the results from the comparable companies analysis:

	Comparable Companies
	Low		Median		High
Price / 2004 EPS	10.4	x	13.0	x	16.8	x
Price / 2005 EPS	10.6	x	11.9	x	14.8	x
Price / Book Value	1.72	x	2.04	x	3.42	x
Price / Tangible Book Value	2.07	x	3.08	x	4.51	x
Core Deposit Premium	14.6%		25.2%		47.0%

Based on the foregoing analysis, Lehman Brothers derived the implied values per share for PNC common stock as follows:

	Price / 2004 EPS	Price / 2005 EPS	Price / Book Value	Price / Tangible Book Value	Core Deposit Premium
High	$69.40	$66.55	$87.66	$65.84	$89.37
Median	$53.74	$53.37	$52.13	$44.94	$54.73
Low	$43.11	$47.72	$44.13	$30.28	$37.91

PNC Discounted Cash Flow Analysis. Lehman Brothers calculated a range of discounted cash flows for PNC using I/B/E/S EPS estimates for 2004 and 2005 of $4.13 and $4.50 per share, respectively, and the I/B/E/S long-term growth rate of 8.8% thereafter. This analysis was based on the sum of (i) the present value of PNC’s dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for PNC of 6.0% (a customary tangible common equity to tangible common assets ratio for well-capitalized banking institutions comparable to PNC), from March 31, 2004 through December 31, 2008 and (ii) the present value of the terminal value of PNC common stock. In calculating the terminal value of PNC common stock, Lehman Brothers applied multiples ranging from 11.0x to 14.0x to estimated 2009 EPS. The free cash flow stream and the terminal value were then discounted back to July 14, 2004, using discount rates ranging from 11.0% to 14.0%, which range Lehman Brothers viewed as appropriate for a company with PNC’s risk characteristics.

This analysis resulted in illustrative values for PNC on an equity value per share basis, as of July 14, 2004, as set forth below:

Implied Equity Value Per Share
	11.0%	12.0%	13.0%	14.0%
11.0x	$55.66	$53.61	$51.66	$49.80
12.0x	$59.35	$57.14	$55.05	$53.05
13.0x	$63.04	$60.68	$58.44	$56.30
14.0x	$66.73	$64.22	$61.83	$59.55

Pro Forma Analysis Per PNC Management. Lehman Brothers also presented to the Riggs board of directors an illustrative pro forma analysis of the financial impact of the merger on PNC derived from PNC’s earnings estimates for Riggs and First Call earnings estimates for PNC. This analysis was based on the following PNC management assumptions: (i) merger consummation date in the first quarter of 2005; (ii) purchase price per share of Riggs common stock of $24.25, based on PNC closing stock price on July 14, 2004; (iii) consideration comprised of 45% cash and 55% PNC common stock; (iv) cost savings equal to 34% of Riggs’s non-interest expense base; (v) pre-tax restructuring charges of $65.5 million after-tax ($32.5 million capitalized and the remaining amount expensed as a one-time cost); (vi) purchase accounting adjustments of $158 million after-tax; and (vii) core deposit intangible of 3.53% of core deposits amortized on a sum of years digits basis over 9 years.

Based on the foregoing assumptions, the analysis resulted in the following:

	Estimated EPS Impact
	2005	2006	2007
$ Accretion/(Dilution)	$(0.11)	$(0.05)	$0.01
% Accretion/(Dilution)	(2.4%)	(1.0%)	(0.2%)

Based on the foregoing assumptions, the analysis also indicated an estimated tangible common equity to tangible assets ratio of 5.05% for PNC on a pro forma basis at an assumed closing date of the merger of March 31, 2005. The financial forecasts and estimates underlying this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

In connection with the review of the merger by the Riggs board of directors, Lehman Brothers performed a variety of financial and comparable analyses for purposes of rendering its opinion. The above summary of these analyses does not purport to be a complete description of the analyses performed by Lehman Brothers in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Lehman Brothers believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Lehman Brothers with respect to the actual value of Riggs, PNC or the combined company.

In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Lehman Brothers, Riggs or PNC. Any estimates contained in the analyses of Lehman Brothers are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Lehman Brothers of the fairness to Riggs’s stockholders of the consideration provided for in the merger, from a financial point of view, and were prepared in connection with the delivery by Lehman Brothers of its opinion to the Riggs board of directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of PNC common stock will trade following the announcement or completion of the merger.

The consideration provided for in the merger and other terms of the merger were determined through arms’-length negotiations between Riggs and PNC and were approved by the Riggs’s board of directors. Lehman Brothers provided advice to Riggs during such negotiations. However, Lehman Brothers did not recommend any specific form of consideration to Riggs or that any specific form of consideration constituted the only appropriate consideration for the merger. The opinion of Lehman Brothers was one of many factors taken into consideration by the Riggs board of directors in making its determination to approve the merger. The analyses of Lehman Brothers summarized above should not be viewed as determinative of the opinion of the Riggs board of directors with respect to the value of Riggs, PNC or the combined company or of whether the Riggs board of directors would have been willing to agree to different forms of consideration.

The Riggs board of directors selected Lehman Brothers as its financial advisor because of its reputations as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the merger and because Lehman Brothers is familiar with Riggs and its business. As part of its investment banking and financial advisory business, Lehman Brothers is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lehman Brothers provides a full range of financial advisory and securities services. In the past, Lehman Brothers and its affiliates have provided financial advisory, investment banking and other financing services for Riggs and its affiliates and for PNC and its affiliates. Lehman Brothers and its affiliates have received customary fees for the rendering of such services and also may provide such services to Riggs, PNC or the combined company and their affiliates in the future for which it would expect to receive fees. In the ordinary course of its business, Lehman Brothers (or its respective affiliates) may actively trade the debt and equity securities of Riggs or PNC or their affiliates for its own accounts or for the accounts of its customers and, accordingly, may at any time hold or short positions in such securities.

Pursuant to an engagement letter between Riggs and Lehman Brothers, Riggs agreed to pay Lehman Brothers a customary fee, $250,000 of which has been paid as a retainer, and $500,000 of which was paid upon the execution of the merger agreement. The fees payable to Lehman Brothers under the terms of the engagement letter represent an aggregate fee upon completion of the merger equal to one percent of the aggregate merger consideration (including the $750,000 previously paid). Riggs also agreed to reimburse Lehman for its reasonable out-of-pocket expenses incurred in connection with the engagement and to indemnify Lehman Brothers and its related parties from and against certain liabilities, including liabilities under the federal securities laws.

Public Trading Markets

PNC common stock is included for quotation on the New York Stock Exchange under the symbol “PNC.” Riggs common stock is included for quotation on the Nasdaq National Market under the symbol “RIGS.” Upon completion of the merger, Riggs common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended. The newly issued PNC common stock issuable pursuant to the merger agreement will be included for quotation on the New York Stock Exchange.

The shares of PNC common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of Riggs, as discussed in “The Merger—Restrictions on Resales by Affiliates” on page 56.

PNC may from time to time repurchase shares of PNC common stock and purchase shares of Riggs common stock and Riggs may from time to time repurchase shares of Riggs common stock and purchase shares of PNC common stock. During the course of the solicitation being made by this proxy statement/prospectus, PNC or Riggs may be bidding for and purchasing shares of Riggs common stock.

PNC Dividends

PNC shareholders will be entitled to receive dividends when and if declared by the PNC board of directors out of funds legally available for dividends. The PNC board of directors will periodically consider the payment of dividends, taking into account PNC’s financial condition and level of net income, PNC’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations. See “Market Price and Dividend Information” beginning on page 10.

Appraisal Rights

Under Delaware law, holders of Riggs common stock that do not wish to accept the merger consideration may elect to have the value of their shares of Riggs common stock judicially determined and paid in cash, together with a fair rate of interest, if any. The valuation will exclude any element of value arising from the accomplishment or expectation of the merger. A stockholder may only exercise such appraisal rights by complying with the provisions of Section 262 of the Delaware General Corporation Law. The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this document as Annex C and incorporated into this summary by reference. If you wish to exercise appraisal rights or wish to preserve your right to do so, you should carefully review Section 262 and are urged to consult a legal advisor before electing or attempting to exercise these rights.

All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Riggs common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Riggs common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of Riggs’s special meeting, the corporation, not fewer than twenty (20) days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This document constitutes notice to the Riggs stockholders of the availability of appraisal rights, and the applicable statutory provisions of the Delaware General Corporation Law are attached to this document as Annex C.

Any Riggs stockholder wishing to exercise the right to demand appraisal under Section 262 of the Delaware General Corporation Law must satisfy each of the following conditions:

•	The stockholder must deliver to Riggs a written demand for appraisal of its shares before the vote on the merger agreement at Riggs’s special meeting. This demand will be sufficient if it reasonably informs Riggs of the identity of the stockholder and that the stockholder intends by that writing to demand the appraisal of its shares.

•	The stockholder must not vote its shares of common stock in favor of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement. Therefore, a Riggs stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement. Voting against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be made in addition to and separate from any proxy you deliver or vote you cast in person.

•	The stockholder must continuously hold its shares from the date of making the written demand through the completion of the merger. A stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made but who thereafter transfers those shares prior to the completion of the merger will lose any right to appraisal in respect of those shares.

Only a stockholder of record of shares of Riggs common stock is entitled to assert appraisal rights for those shares registered in that holder’s name. A demand for appraisal should:

•	be executed by or on behalf of the stockholder of record, fully and correctly, as its name appears on the stock transfer records of Riggs;

•	specify the number of shares of Riggs common stock owned by the stockholder; and

•	specify that the stockholder intends thereby to demand appraisal of its common stock.

If the shares are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In this case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for the making of a demand for appraisal by such nominee.

A stockholder who elects to exercise appraisal rights pursuant to Section 262 should mail or deliver a written demand to:

RIGGS NATIONAL CORPORATION

1503 Pennsylvania Avenue, N.W.

Washington, D.C.     20005

Attention: Corporate Secretary

Within ten days after the completion of the merger, PNC must send a notice as to the completion of the merger to each of Riggs’s former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted in favor of or consented to adoption of the merger agreement. Within 120 days after the completion of the merger, but not after that date, either PNC or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of common stock held by all stockholders demanding appraisal of their shares. PNC is under no obligation to, and has no present intent to, file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that PNC will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Since PNC has no obligation to file a petition, the failure of affected stockholders to do so within the period specified could nullify any previous written demand for appraisal. Under the merger agreement, Riggs has agreed to give PNC prompt notice of any demands for appraisal it receives. PNC has the right to participate in all negotiations and proceedings with respect to demands for appraisal. Riggs will not, except with the prior written consent of PNC, make any payment with respect to any demands for appraisal, offer to settle, or settle, any demands.

Within 120 days after the completion of the merger, any stockholder that complies with the provisions of Section 262 to that point in time will be entitled to receive from PNC, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which Riggs received demands for appraisal and the aggregate number of holders of those shares. PNC must mail this statement to the stockholder by the later of ten days after receipt of the request or ten days after expiration of the period for delivery of demands for appraisals under Section 262.

A stockholder who timely files a petition for appraisal with the Delaware Court of Chancery must serve a copy upon PNC. PNC must, within twenty days of receipt of the petition, file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and who have not reached agreements with it as to the value of their shares. After notice to stockholders as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. After determining which stockholders are entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares. This value will exclude any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts.

Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as, or less than the merger consideration they would be entitled to receive pursuant to the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares. However, stockholders will be entitled to dividends or other distributions payable to holders of record of shares as of a record date prior to the completion of the merger.

Any stockholder may withdraw its demand for appraisal and accept the merger consideration by delivering to PNC, within sixty days of the effective date of the merger, a written withdrawal of the stockholder’s demands for appraisal. Any attempt to withdraw made more than sixty days after the effective date of the merger will require written approval of PNC. Moreover, no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon any terms the Delaware Court of Chancery deems just. If PNC does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event you will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. However, if a Riggs stockholder withdraws an appraisal demand after the election deadline, such stockholder will forfeit his, her or its right to elect the form of consideration to be received in the merger. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, if you are a Riggs stockholder and are considering exercising your appraisal rights under the Delaware General Corporation Law, you should consult your own legal advisor.

Material Federal Income Tax Consequences of the Merger

The following discussion addresses the material United States federal income tax consequences of the merger to holders of Riggs common stock. The discussion is based on the Internal Revenue Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to Riggs stockholders that hold their Riggs common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular holder in light of its personal circumstances or to holders subject to special treatment under the United States federal income tax laws, including:

•	banks or other financial institutions,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	stockholders who received their Riggs common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	stockholders who hold Riggs common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

Each holder of Riggs common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

The completion of the merger is conditioned upon the delivery by each of Wachtell, Lipton, Rosen & Katz, counsel to PNC, and Sullivan & Cromwell LLP, counsel to Riggs, of its opinion to the effect that, on the basis of the facts, assumptions, and representations set forth in such opinion and certificates to be obtained from officers of PNC and Riggs, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Neither of these opinions are binding on the Internal Revenue Service or the courts, and neither Riggs nor PNC intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its Riggs common stock for cash, PNC common stock or a combination of cash and PNC common stock.

Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of Riggs common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Riggs common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the Riggs common stock surrendered is more than one year at the effective time of the merger. If, however, the holder constructively owns shares of Riggs common stock that are exchanged for shares of PNC common stock in the merger or owns shares of PNC common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “Exchange for PNC Common Stock and Cash,” except that the amount of consideration, if any, deemed to be a dividend may not be limited to the amount of that holder’s gain.

Exchange Solely for PNC Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of Riggs common stock actually owned by it solely for shares of PNC common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of PNC common stock (as discussed below). The aggregate adjusted tax basis of the shares of PNC common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Riggs common stock surrendered for the PNC common stock, and a holder’s holding period of the PNC common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Riggs common stock were held.

Exchange for PNC Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of Riggs common stock actually owned by it for a combination of PNC common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the PNC common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Riggs common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and PNC common stock should be allocated among different blocks of Riggs common stock. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Riggs common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of PNC common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Riggs common stock for a combination of PNC common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Riggs common stock surrendered for PNC common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of PNC common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. A holder’s holding period of the PNC common stock (including fractional shares deemed received and redeemed as described below) will include such holder’s holding period of the shares of Riggs common stock surrendered.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of PNC. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Riggs common stock solely for PNC common stock and then PNC immediately redeemed, which we refer to in this document as the “Deemed Redemption,” a portion of the PNC common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of PNC. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of PNC that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of PNC that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of PNC common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Riggs common stock exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Riggs common stock is more than one year at the effective time of the merger.

Reporting Requirements. A holder of Riggs common stock receiving PNC common stock as a result of the merger is required to retain records related to such holder’s Riggs common stock and file with its United States federal income tax return a statement setting forth facts relating to the merger.

Backup Withholding and Information Reporting. Payments of cash to a holder of Riggs common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption satisfactory to PNC and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Accounting Treatment

PNC intends to treat the merger as a purchase by PNC under the accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Riggs will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill. Goodwill resulting from the merger will not be amortized, but will be reviewed for impairment at least annually. Core deposit and other intangibles with finite useful lives recorded in connection with the merger will be amortized.

Financial statements and reported results of operations of PNC issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Riggs.

Regulatory Approvals

PNC and Riggs have each agreed to use their reasonable best efforts to obtain the regulatory approvals and provide all notices necessary, proper or advisable to complete the transactions contemplated by the merger agreement. These include the approval of the merger by the Board of Governors of the Federal Reserve System, which we refer to in this document as the “Federal Reserve Board,” approval of the bank merger by the Office of the Comptroller of the Currency, which we refer to in this document as the “OCC,” the approval of the merger by the Virginia Bureau of Financial Institutions, and notices to various other state and foreign regulatory authorities and self-regulatory organizations.

The merger cannot proceed in the absence of the requisite regulatory approvals. We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the absence of any litigation challenging them or the conditions that such approvals might include. Likewise, we cannot assure you that the U.S. Department of Justice or any relevant state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge. We believe that the merger does not raise substantial antitrust concerns and that we will be able to obtain all requisite regulatory approvals on a reasonably timely basis without the imposition of any condition or restriction that would have a material adverse effect on either PNC or Riggs.

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger in the first quarter of 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Riggs continues to face a substantial number of ongoing regulatory matters, which may affect the timing of and/or ability to complete the merger. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; in addition, PNC is not required to complete the merger if there are any material regulatory investigations, or contemplated or completed regulatory enforcement actions, not disclosed to PNC at the time the merger agreement was entered into that would be reasonably likely to have a material adverse effect with respect to Riggs.

Riggs is subject to numerous investigations by, and inquiries from, various U.S. and foreign governmental agencies and authorities. Some of the investigations involve current or former employees of Riggs. These investigations and inquiries include, among other things, accounts maintained by Equatorial Guinea, Saudi Arabia and Augusto Pinochet and Riggs’s anti-money laundering and Bank Secrecy Act compliance. It is not possible for Riggs to predict the impact or effect of these investigations, inquiries and matters.

Riggs is also working closely with bank regulators to focus on continued compliance by Riggs with actions mandated by regulators and has engaged an independent consultant to oversee Riggs’s continued compliance with regulatory requirements, as well as other independent service providers to assist in this process. It is expected that most of the bank regulatory issues facing Riggs will be addressed prior to completion of the merger and that Riggs will exit those areas of its business that were the primary subjects of regulatory enforcement actions.

We are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below. We presently contemplate that if any additional governmental approvals, actions or notices are required, these approvals or actions will be sought and notices will be given. However, we cannot assure you that any of these additional approvals or actions will be obtained.

Federal Reserve Board. Completion of the merger is subject to approval by the Federal Reserve Board pursuant to Sections 3 and 4 of the Bank Holding Company Act of 1956, as amended. On August 6, 2004, PNC filed an application with the Federal Reserve Board under Section 3 of the Bank Holding Company Act and a notification under Section 4(c)(8) of that Act.

The Federal Reserve Board is prohibited from approving any merger transaction under Section 3 of the Bank Holding Company Act (1) that would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or (2) whose effect in any section of the United States may be to substantially lessen competition, or to tend to create a monopoly or in any other manner restrain trade, unless the Federal Reserve Board finds that the anti-competitive effects of the merger transaction are clearly outweighed in the public interest by the probable effect of the merger transaction in meeting the convenience and needs of the communities to be served.

In addition, among other things, in reviewing the merger, the Federal Reserve Board must consider (1) the financial and managerial resources and future prospects of PNC and Riggs and their subsidiary banks, (2) the convenience and needs of the communities to be served, including the record of performance under the Community Reinvestment Act of 1977, as amended, (3) the companies’ effectiveness in combating money-laundering activities and (4) PNC’s record of compliance with applicable state community reinvestment laws.

Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the Federal Reserve Board application and notification, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application and notification are under review by the Federal Reserve Board.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until thirty days after such approval, during which time the U.S. Department of Justice may challenge the merger transaction on antitrust grounds and seek appropriate relief. With the approval of the Federal Reserve Board and the concurrence of the U.S. Department of Justice, the waiting period may be reduced to no fewer than fifteen days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the U.S. Department of Justice could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the U.S. Department of Justice could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the U.S. Department of Justice not to object to the merger does not prevent the filing of antitrust actions by private persons or state attorneys general.

OCC. On August 6, 2004, PNC filed an application with the Office of the Comptroller of the Currency under the Bank Merger Act to approve the merger of Riggs Bank National Association into PNC Bank, National Association. In evaluating an application filed under the Bank Merger Act, the OCC will use substantially the same criteria as the Federal Reserve as described above.

Other Regulatory Authorities. Applications or notifications have been or are being filed with various other state regulatory authorities, including the Virginia Bureau of Financial Institutions, non-U.S. regulatory authorities, including the United Kingdom Financial Services Authority and the Jersey Financial Services Authority, and self-regulatory organizations in connection with the acquisition or change in control of certain subsidiaries of Riggs that may be deemed to result from the merger. In addition, the merger may be reviewed by various state attorneys general. These authorities may be empowered under applicable laws and regulations to investigate or disapprove the merger under the circumstances and based upon the review provided for under applicable laws and regulations.

Interests of Certain Persons in the Merger

Certain officers and directors of Riggs may have financial interests in the transactions contemplated by the merger agreement that are in addition to, or different from, their financial interests as stockholders of Riggs. The Riggs board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

Senior Executive Change of Control and Retention Agreements. In October 2001, the Riggs board adopted a change of control policy to provide Riggs with a smooth transition of management and continuing operations throughout a change of control transaction. As part of this policy, Riggs entered into a Senior Executive Change of Control and Retention Agreement with each of its senior executive officers that provides for severance payments upon certain types of employment terminations following a “change of control,” such as the merger. Currently, there are thirteen senior executive officers who have entered into such agreements, including Mr. Robert L. Allbritton, Riggs’s chairman and chief executive officer, Mr. Lawrence I. Hebert, president and chief executive officer of Riggs Bank, Mr. Henry D. Morneault, executive vice president of Riggs Bank, Mr. Robert C. Roane, executive vice president of Riggs Bank, and the remaining nine executive officers of Riggs.

Under the Senior Executive Change of Control and Retention Agreements, a covered executive whose employment is terminated by Riggs without cause or who resigns for good reason (as these terms are defined in the agreements), within two years following a change of control (or in certain limited circumstances prior to a change of control), would be entitled to receive, in lieu of any further salary payments or severance benefits otherwise payable, a lump-sum severance payment equal to two times the sum of (1) the executive’s base salary (which for this purpose is the greater of the base salary in effect immediately prior to the cause or good reason event and the base salary in effect immediately prior to the effective time of the merger) and (2) the executive’s bonus amount (which for this purpose is the greatest of the target annual bonus for the year in which the employment termination occurs, the average annual bonus for the two fiscal years preceding the employment termination date and the average annual bonus for the two fiscal years preceding the effective time of the merger). In addition, the executive would be entitled to a lump-sum payment of any earned, but unpaid, incentive compensation under our annual or long-term incentive plans for a completed period, plus a pro rata portion of any contingent incentive compensation awards at the target amount for uncompleted periods under those incentive plans. If we were to complete the merger on January 31, 2005, and each of the executive officer’s employment was terminated without cause or each of the executive officers quits for good reason immediately after completion and no annual bonuses were paid for 2004 and no bonus targets were set for 2005, the lump-sum severance payments under these agreements would be: for Mr. Robert L. Allbritton approximately $850,000; for Mr. Hebert approximately $1,016,000; for Mr. Morneault approximately $651,000; for Mr. Roane approximately $621,000; and for the remaining nine executive officers, as a group, approximately $3,994,000. Prior to agreeing to the PNC transaction, the Riggs board decided to discontinue its annual bonus program for executive officers and not to set 2004 target bonus amounts for such persons, and, as a result, there are no contingent incentive awards for 2004. In lieu of a 2004 bonus program, the Riggs Board established a discretionary pool of up to $1,500,000, which it may use, but is not required to use, to make retention, bonus and/or other incentive payments to our executive officers prior to closing. The Riggs board has not made any decision regarding the allocation of this pool.

Under the Senior Executive Change of Control and Retention Agreements, following a termination without cause or a resignation for good reason, each of the executive officers would be entitled to continuation of life, disability, accident and health insurance for two years, reduced by any comparable benefits actually received by the executive without cost from a subsequent employer. For a thirty-day period following the one-year anniversary of the change of control, each executive officer will have the option to terminate his or her employment with us for any reason or no reason and be entitled to 50% of the severance benefits described above. Covered executives will also receive a gross-up payment in the event they are subject to an excise tax imposed by Section 4999 of the Internal Revenue Code in connection with any change of control payment or benefits received and any severance benefits received under the Senior Executive Change of Control and Retention Agreements and will be reimbursed for legal fees, if any, incurred in a good faith dispute relating to the termination of employment following a change of control or the potential payment of benefits under the Senior Executive Change of Control and Retention Agreement.

Deferred Compensation Plan and Split Dollar Life Insurance Agreements. Under the existing terms of the Riggs Amended and Restated Deferred Compensation Plan, upon the completion of the merger, all accounts (all of which are currently vested) under such plan will become immediately payable to participants, which include our executive officers and directors, in a single lump-sum payment, unless otherwise elected by the participant. In addition, after the effective time of the merger and in accordance with their existing terms, split dollar life insurance agreements covering our executive officers provide that (1) if an executive is terminated without cause or for good reason (as these terms are defined in the agreements) after a change of control (or in certain limited circumstances prior to a change of control), the executive will be entitled to a death benefit equal to 1.5 times the executive’s highest base salary and (2) the agreements may not be amended or terminated in any way that would affect the executive’s death benefits. Additionally, Riggs must make certain irrevocable contributions to trusts used to fund these deferred compensation and split dollar life insurance obligations.

Equity Compensation Awards. The merger agreement provides that, immediately after the effective time of the merger, each of the Riggs stock options, whether or not vested, including those held by executive officers and directors, will be converted into the right to receive a cash amount equal to the excess, if any, of the per share cash consideration over the exercise price of the stock option for each share of Riggs common stock subject to the option, less applicable withholding tax. Based on the number of unvested stock options anticipated to be held as of January 31, 2005, and assuming a per share cash consideration of $24.25, Messrs. Allbritton, Hebert, Morneault, Roane, the remaining nine executive officers, as a group, and the Riggs directors, as a group, would receive, respectively, cash payments in amounts equal to $0, $560,786, $241,790, $229,018, $1,165,900 and $0 in respect of their unvested stock options. The merger agreement also provides that each unvested deferred share award and each unvested performance share award outstanding under the Riggs 2002 Long-Term Incentive Plan will be terminated immediately prior to the effective time of the merger and settled with one share of Riggs common stock. Based on the number of unvested deferred share awards and unvested performance share awards anticipated to be held as of January 31, 2005, Messrs. Allbritton, Hebert, Morneault, Roane, and the remaining nine executive officers, as a group, would receive, respectively, 24,000, 19,586, 13,368, 11,501 and 91,841 shares of Riggs common stock in respect of their unvested deferred and performance shares; none of the Riggs directors have any unvested deferred share or performance share awards.

Directors and Officers Insurance. PNC has agreed to indemnify and hold harmless each present and former director and officer of Riggs and its subsidiaries from liability and expenses for matters arising at or prior to the consummation of the merger to the fullest extent permitted by applicable law. PNC has also agreed that it will maintain Riggs’s current policies of directors’ and officers’ liability insurance coverage for the benefit of Riggs’s directors and officers for six years following consummation of the merger.

Restrictions on Resales by Affiliates

The shares of PNC common stock to be issued to Riggs stockholders in the merger have been registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Riggs as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Any subsequent transfer by an affiliate of Riggs must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors and certain executive officers of Riggs (as well as to certain other related individuals or entities).

Voting Agreement

In connection with the execution of the merger agreement, and as a condition to PNC’s willingness to enter into the merger agreement, Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs and the father of Robert Allbritton, the current Chairman and Chief Executive Officer of Riggs, entered into a voting agreement with PNC. Under the voting agreement, Mr. Allbritton has agreed, with respect to the 7,177,441 shares of Riggs common stock directly and exclusively controlled by him representing approximately 24.6% of the outstanding shares, that at any meeting of the Riggs stockholders called with respect to any of the following (or at which any of the following is otherwise addressed), and at every adjournment or postponement, and on every action or approval by written consent of the Riggs stockholders with respect to any of the following, he shall vote or cause to be voted such shares as follows:

•	in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•	against any action that is intended or could reasonably be expected to materially impede, interfere with, delay or materially and adversely affect the merger or any of the other transactions contemplated by the merger agreement; and

•	against any of the following actions (other than the merger and the transactions contemplated by the merger agreement):

•	any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Riggs or any of its subsidiaries;

•	any sale, lease or transfer of a substantial portion of the assets of Riggs or any of its subsidiaries; and

•	any reorganization, recapitalization, dissolution or liquidation of Riggs or any of its subsidiaries.

Mr. Allbritton currently has direct and exclusive control of approximately 24.6% of the outstanding shares of Riggs. In addition to the shares of Riggs common stock directly and exclusively controlled by Mr. Allbritton, he has shared voting power with respect to shares of Riggs common stock which constitute approximately 8.6% of Riggs outstanding common stock. Mr. Allbritton also currently holds presently exercisable options to purchase 3,420,000 shares of Riggs common stock. The shares over which Mr. Allbritton has shared control are not subject to the voting agreement between Mr. Allbritton and PNC.

Mr. Allbritton also agreed not to enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise, directly or indirectly, with respect to the shares he has committed to vote as described above that is inconsistent in any respect with the voting agreement. He also agreed not to, and to use reasonable efforts to cause his agents and representatives not to, solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal.

The voting agreement will terminate upon the earliest of (1) completion of the merger, (2) termination of the merger agreement in accordance with its terms and (3) April 30, 2005 unless Riggs would not be allowed to terminate the merger agreement on that date as a result of any breach by Mr. Allbritton of his obligations under the voting agreement.

Under the voting agreement, PNC has agreed to:

•	take all necessary action to cause the registration statement of which this proxy statement/prospectus forms a part to include a reoffer prospectus relating to the offer and sale by Mr. Allbritton and his affiliates after completion of the merger of any shares of PNC common stock received in the merger; and

•	use its reasonable best efforts to cause the registration statement to remain effective so that the reoffer prospectus may be used to reoffer such new PNC common stock until they may be freely resold in accordance with Rule 145(d)(2) of the Securities Act.

Under the voting agreement, PNC may upon prompt prior notice to Mr. Allbritton suspend the use of the registration statement for a reasonable length of time (but not to exceed 60 consecutive days) if the Chief Executive Officer, Chief Financial Officer or General Counsel of PNC determines in good faith that such use would require disclosure by PNC of material non-public information that would materially interfere with a material financing, merger, sale or acquisition of assets, recapitalization or other similar corporate action of PNC that is pending or expected by PNC to occur or be announced during such suspension period, or that such use would require premature disclosure of non-public information the disclosure of which, in the good faith determination of the Chief Executive Officer, Chief Financial Officer or General Counsel of PNC, would be materially adverse to PNC. PNC has agreed that in exercising its right to impose such a suspension period it will not treat Mr. Allbritton or his affiliates more restrictively than PNC does with respect to its directors and executive officers who have access to such information. Notwithstanding anything to the contrary in the voting agreement, PNC agreed that it would use its commercially reasonable efforts to ensure that there is no suspension of the registration statement within 60 days after the consummation of the Merger or within 28 days after a previous suspension. PNC and Mr. Allbritton have agreed to provide each other with customary indemnification in connection with the registration statement and reoffer prospectus.

SELLING STOCKHOLDERS; PLAN OF DISTRIBUTION

Selling Stockholders. As described under “The Merger—Voting Agreement,” PNC has agreed to cause the registration statement of which this proxy statement/prospectus forms a part to include a reoffer prospectus relating to the offer and sale by Mr. Joe L. Allbritton and his affiliates following completion of the merger. Accordingly, in addition to registering up to 7,900,000 shares of PNC common stock to be issued to Riggs’s stockholders as a result of the merger, this prospectus relates to the aggregate resale of up to 6,300,000 shares of PNC common stock that may be sold from time to time by the selling stockholders. PNC will not receive any proceeds from the resale of its common stock by the selling stockholders.

The following table sets forth certain information about the beneficial ownership of each selling stockholder. The tabular information below assumes that (1) the selling stockholders will elect to receive as consideration in the merger only shares of PNC common stock, (2) the stock election will not be oversubscribed, (3) the Exchange Ratio will be equal to 0.[*] (the Exchange Ratio that would result if there were 29,202,595 shares of Riggs common stock outstanding immediately prior to completion of the merger and the Measurement Price was equal to $[*], which was closing price of PNC common stock on [*], 2004) and (4) all of the shares listed below will be offered and sold by the selling stockholders to unaffiliated third parties. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, and because the actual number of shares of PNC common stock to be received by Mr. Allbritton and his affiliates will not be finally known until completion of the merger, the exact number of shares that each selling stockholder may hold after completion of the offering cannot be determined at this time. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.

Name	Shares Beneficially Owned Before Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Joe L. Allbritton	[*]	[*]	[*]	[*]	[*]
Barbara Allbritton	[*]	[*]	[*]	[*]	[*]
Allwin, Inc.	[*]	[*]	[*]	[*]	[*]
The Allbritton Foundation	[*]	[*]	[*]	[*]	[*]
Allbritton Art Institute	[*]	[*]	[*]	[*]	[*]

Plan of Distribution. As used below, “selling stockholders” includes the individuals listed in the table above and donees, pledges, transferees or other successors in interest selling shares received from a selling stockholder (including the named selling stockholders) after the date of this prospectus. Selling stockholders from time to time may sell the shares being offered hereby on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares;

•	in one or more underwritten offerings on a firm commitment or best efforts basis; and

•	a combination of any such methods of sale.

The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling stockholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the New York Stock Exchange at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short PNC common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of PNC common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer, and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

The selling stockholders and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts and commissions under the Securities Act. PNC has agreed to provide the selling stockholders customary indemnification for violations of law in connection with this prospectus, and Mr. Allbritton has agreed to provide PNC customary indemnification for violations of law with respect to information provided by him or his affiliates for inclusion in the registration statement and the prospectus. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act with respect to sales of shares through this prospectus. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 and Rule 145 under the Securities Act.

Costs, expenses and fees to be incurred by the selling stockholders in connection with the registration of the shares offered hereby, including all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

PNC may suspend the use of this prospectus and any supplements hereto as described under “The Merger—Voting Agreement.”

DESCRIPTION OF PNC CAPITAL STOCK

A description of PNC’s capital stock immediately after the proposed merger is set forth below. The following statements are brief summaries of, and are subject to the provisions of, PNC’s articles of incorporation and by-laws, preferred stock certificates of designation and the relevant provisions of the Pennsylvania Business Corporation Law.

Description of Common Stock

PNC is authorized to issue 800 million shares of common stock, par value $5.00 per share, of which approximately 282,324,473 shares were issued and outstanding on August 9, 2004. PNC common stock trades on the New York Stock Exchange under the symbol “PNC.” As of August 9, 2004, approximately 44,812,790 shares were reserved for issuance in connection with various PNC employee and director benefit plans, the PNC dividend reinvestment and stock purchase plan and the conversion of PNC’s outstanding convertible securities. After taking into account the reserved shares of PNC common stock, there were approximately 472,862,737 authorized shares of PNC common stock available for issuance as of August 9, 2004.

Voting and Other Rights. Holders of PNC common stock are entitled to one vote per share. There are no cumulative voting rights. In general, a majority of votes cast on a matter is sufficient to take action upon routine matters. Directors are to be elected by a plurality of the votes cast.

In the event of PNC’s liquidation, holders of PNC common stock will be entitled to receive pro rata any assets legally available for distribution to PNC stockholders, subject to any prior rights of any PNC preferred stock then outstanding.

PNC common stock does not have any preemptive rights, redemption privileges, sinking fund privileges, or conversion rights. All the outstanding shares of PNC common stock are, and upon proper conversion of any PNC preferred stock, all of the shares of PNC common stock into which these shares are converted will be, validly issued, fully paid, and nonassessable.

Computershare Investor Services, LLC is the transfer agent and registrar for PNC common stock.

Dividends. Subject to the preferential rights of any holders of any outstanding series of PNC preferred stock, the holders of PNC common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, as the PNC board of directors may declare out of funds legally available for these payments. Stock dividends, if any are declared, may be paid from PNC authorized but unissued shares.

Description of PNC Preferred Stock

Under PNC’s articles of incorporation, PNC’s board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, in one or more series, and to fix and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions or special or relative rights of additional series.

Under regulations adopted by the Federal Reserve Board, if the holders of any series of PNC preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a “class of voting securities.” In such a case, a holder of 25% or more of the series, or a holder of 5% or more of the series if that holder would also be considered to exercise a “controlling influence” over PNC, may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire or retain 5% or more of that series, and any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of that series.

As of the date of this document, PNC has seven series of preferred stock issued and outstanding, as described in the following table:

Series Name	Liquidation Value and Redemption Price Per Share (a)	Designated Shares	Amount Outstanding on December 31, 2003	Earliest Redemption Date	Yearly Dividend or Interest Rate in Effect at December 31, 2003
$1.80 Cumulative Convertible Preferred Stock—Series A	$40/$40	98,583	8,542	Redeemable at any time	$1.80/share
$1.80 Cumulative Convertible Preferred Stock—Series B	$40/N/A	38,542	2,356	Not redeemable	$1.80/share
$1.60 Cumulative Convertible Preferred Stock—Series C	$20/$20	1,433,935	175,552	February 2, 1989	$1.60/share
$1.80 Cumulative Convertible Preferred Stock—Series D	$20/$20	1,766,140	244,074	February 2, 1990	$1.80/share
$2.60 Cumulative Nonvoting Preferred Stock, Series E	$27.75/$27.75	338,100	None	February 2, 1990	$2.60/share
Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F	$50/$50	6,000	None	September 30, 2001	(c)
Series G Junior Participating Preferred Share Purchase Rights	(b)	450,000	None	Not redeemable	(d)

(a)	Redemption price is price indicated in table, plus accrued but unpaid dividends, if any, except that the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F does not accumulate for prior period dividends.
(b)	Upon any liquidation, dissolution or winding up of PNC, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series G Preferred Stock unless, prior thereto, the holders of shares of Series G Preferred Stock shall have received $1.00 per share, plus an amount equal to accrued and unpaid dividends and distributions to the date of such payment, and holders of shares of Series G Preferred Stock shall be entitled to receive an aggregate amount per share equal to 1,000 times (subject to adjustment) the aggregate amount to be distributed per share to holders of shares of PNC common stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series G Preferred Stock, except distributions made ratably on the Series G Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.
(c)	0.35% plus the “Effective Rate” (but not less than 6.55% nor greater than 12.55%). “Effective Rate” generally means the greater of the treasury bill rate, the ten year constant maturity rate and the thirty year constant maturity rate (as those terms are defined in the PNC articles of incorporation) for the applicable dividend period.
(d)	Generally the greater of $0.10 and 1,000 times (subject to potential adjustment) the aggregate per share amount of all cash dividends and all non-cash dividends or other distributions (other than dividends payable in shares of PNC common stock or pursuant to a subdivision of the outstanding shares of PNC common stock) declared on the PNC common stock.

Ranking. All the outstanding series of PNC preferred stock have the same rank. All the outstanding series of PNC preferred stock have preference over the PNC common stock with respect to the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of PNC.

Dividends. Dividends payable on each outstanding share of $1.80 Cumulative Convertible Preferred Stock—Series A and $1.80 Cumulative Convertible Preferred Stock—Series B are payable quarterly on each: March 10, June 10, September 10 and December 10. Dividends payable on each outstanding share of $1.60 Cumulative Convertible Preferred Stock—C, $1.80 Cumulative Convertible Preferred Stock—Series D, and $2.60 Cumulative Nonvoting Preferred Stock, Series E are payable quarterly on each: January 1, April 1, July 1 and October 1. Dividends payable on each outstanding share of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F are payable quarterly on: March 31, June 30, September 30 and December 31. Dividends are payable on each outstanding share of Series G Junior Participating Preferred Share Purchase Rights at times generally corresponding to the times at which dividends are paid on PNC common stock. Dividends on all the outstanding series of PNC preferred stock, other than the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F and the Series G Junior Participating Preferred Share Purchase Rights, are cumulative.

PNC may not declare or pay any dividends on any series of PNC preferred stock unless PNC has previously declared and paid or contemporaneously declares and pays full dividends, and cumulative dividends still owing, if any, on all other series of PNC preferred stock that have the same rank as, or rank senior to, that series of preferred stock. If PNC does not pay in full the dividends on those equally-and senior-ranking series, it may only declare dividends pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other equally-ranking series of PNC preferred stock will bear to each other the same ratio that accrued dividends per share on that series of preferred stock and those other series bear to each other. In addition, generally, unless PNC has paid full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of cumulative preferred stock, PNC may not declare or pay dividends on its common stock and generally may not redeem or purchase any PNC common stock except by payment of shares of common stock or other junior securities. PNC will not pay interest or any sum of money instead of interest on any dividend payment or payments that may be in arrears.

Rights upon Liquidation; Redemption. In the event of the liquidation, dissolution or winding-up of PNC, holders of PNC preferred stock are entitled to receive liquidating distributions in the amount set forth opposite the applicable series in the table above, plus accrued and unpaid dividends, if any, before PNC makes any distribution of assets to the holders of PNC common stock. Each of the outstanding series of PNC preferred stock is redeemable at PNC’s option at a redemption price per share equal to the redemption price set forth opposite that series in the table above, plus accrued but unpaid dividends, if any, other than the $1.80 Cumulative Convertible Preferred Stock—Series B and the Series G Junior Participating Preferred Share Purchase Rights.

Conversion. The $1.80 Cumulative Convertible Preferred Stock—Series A and the $1.80 Cumulative Convertible Preferred Stock—Series B, are generally convertible at any time into PNC common stock on a 2 for 1 basis, subject to adjustment under certain circumstances. The $1.60 Cumulative Convertible Preferred Stock—Series C and the $1.80 Cumulative Convertible Preferred Stock—Series D are generally convertible at any time into PNC common stock at a conversion price equal to $48 per share of PNC common stock based on a value per share of preferred stock equal to $20, subject to adjustment under certain circumstances. None of the other series of PNC preferred stock currently designated are convertible into PNC common stock.

Voting Rights. Holders of shares of PNC outstanding preferred stock are entitled to one vote on all matters submitted to a vote of the shareholders of PNC for each full share of PNC common stock into which such preferred stock is convertible, except that (1) the $2.60 Cumulative Nonvoting Preferred Stock, Series E and the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F have no voting rights, except under limited circumstances provided under Pennsylvania law and the PNC articles of incorporation and (2) the Series G Junior Participating Preferred Share Purchase Rights are entitled to 1,000 votes (subject to adjustment) on all matters submitted to a vote of the shareholders of PNC.

Anti-Takeover Considerations

Pennsylvania law and PNC’s articles of incorporation and by-laws contain a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of PNC currently or PNC after the merger. These provisions of PNC’s certificate of incorporation and by-laws include limitations on calling special meetings of stockholders, requirements for advance notice of stockholder-proposed business and director nominations at annual meetings, the authorization of directors to fill vacancies on the board occurring from resignations, removal and the creation of new directorships, election of directors by a plurality of votes rather than cumulative voting. PNC also has in place a shareholder rights plan. For a description of these provisions, see “Comparison of Rights of Shareholders of PNC and Riggs” beginning on page 63.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF PNC AND RIGGS

PNC is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law, which we refer to in this document as the “PBCL.” Riggs is a Delaware corporation governed by the General Corporation Law of the State of Delaware, which we refer to in this document as the “DGCL.” Upon completion of the merger, stockholders of Riggs, whose rights are governed by Riggs’s restated certificate of incorporation, Riggs’s by-laws, as amended, and the DGCL, will become shareholders of PNC, and their rights will be governed by PNC’s amended and restated articles of incorporation, PNC’s by-laws and by the PBCL.

The following is a summary of the material differences between the rights of shareholders of PNC and Riggs. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and the certificate of incorporation and by-laws of Riggs, and the amended and restated articles of incorporation and by-laws of PNC, respectively. In addition, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to read carefully the relevant provisions of Pennsylvania and Delaware law, as well as the certificate of incorporation and by-laws of Riggs, and the amended and restated articles of incorporation and by-laws of PNC. Copies of these charter and by-law documents are incorporated by reference into this document and will be sent to you upon request. See “Where You Can Find More Information” beginning on page 71.

Authorized Capital

Riggs. The authorized capital stock of Riggs consists of:

•	50,000,000 shares of common stock, par value $2.50 per share, of which there were 32,640,512 shares issued and outstanding and 3,341,921 shares held in treasury as of August 9, 2004;

•	20,000,000 shares of Class B common stock, par value $2.50 per share, of which there were no shares issued and outstanding or held in treasury as of August 9, 2004; and

•	25,000,000 shares of preferred stock, par value $1.00 per share, of which there were no shares issued and outstanding or held in treasury as of August 9, 2004.

PNC. The authorized capital stock of PNC consists of:

•	800,000,000 shares of common stock, par value $5.00 per share, of which there were 282,324,473 shares issued and outstanding and 70,498,294 shares held in treasury as of August 9, 2004; and

•	20,000,000 shares of preferred stock, par value $1.00 per share, of which there were 401,044 shares issued and outstanding and no shares held in treasury as of August 9, 2004.

•	Information with respect to the relative rights and preferences of PNC common stock and PNC preferred stock is included in the description of PNC Common Stock incorporated herein by reference. See “Where You Can Find More Information.” The PNC board may establish and designate additional series of PNC preferred stock and fix and determine the terms thereof by resolution.

Voting Rights

Riggs. At any meetings of stockholders, holders of Riggs common stock are entitled to one vote per share. Except as indicated below, actions and authorizations to be taken or given by stockholders generally require the approval of a majority of the votes cast by holders of Riggs common stock at a meeting at which a quorum is present. Under Delaware corporate law, stockholders of a Delaware corporation do not have cumulative voting rights in the election of directors unless the certificate of incorporation so provides. Riggs’s certificate of incorporation does not provide for cumulative voting. Riggs’s certificate of incorporation provides for Riggs stockholders to have preemptive rights with respect to issuances of stock by the corporation under specified circumstances.

PNC. Each holder of common stock of the corporation has the right to one vote for each share for each share of common stock standing in his name on the books of the corporation. No holder of any class of capital stock is permitted to cumulate his or her vote for the election of directors. PNC’s charter provides that no holder of the corporation’s capital stock will have any preemptive rights with respect to issuances of stock by the corporation.

Board of Directors

Riggs. The board of directors of Riggs has ten directors. The by-laws of Riggs provides that the number of directors will be not less than five nor more than 25, and will be determined by resolution of the Riggs board of directors. The DGCL permits classification of the board of directors if so provided in the certificate of incorporation, initial by-laws or by-laws adopted by the stockholders. Neither Riggs’s certificate of incorporation nor its by-laws provide for a classified board. Directors may act by written consent in lieu of a meeting.

The Riggs by-laws provide that no person shall be eligible to become a director after he has attained age sixty-five; and, no person, who at the time he was first elected to be a director was a principal officer or official of the organization with which he is affiliated on a full-time basis, will be eligible to be re-elected after he ceases to be a principal officer or official of such organization; provided, however, that any person who was first elected or appointed to the Board at or prior to the April 15, 1987 meeting of stockholders shall be eligible to become a director until he has attained the age of seventy-two. The Chairman of the Board, at his discretion, may waive the foregoing age or organization requirements.

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then outstanding, with exceptions and qualification not currently applicable to Riggs. The Riggs by-laws provided that the directors remaining in office, even if less than a quorum, may fill any vacancies or newly created directorships on the board.

PNC. The board of directors of PNC has 16 directors. Although Pennsylvania law permits a corporation to adopt a classified board, PNC has not done so. The by-laws of PNC provides that the number of directors will be not less than five nor more than 36. Vacancies in the board, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. Directors may act by written consent in lieu of a meeting.

The PBCL provides that any director, or all of them, may be removed by a vote of shareholders entitled to elect directors. Shareholder removal of directors is restricted if the board of directors is classified, if shareholders vote cumulatively when electing directors, or if the by-laws contain provisions addressing shareholder removal of directors, but none of these restrictions applies to PNC. Directors may remove a fellow director if he or she has been judicially declared of unsound mind, has been convicted of an offense punishable by imprisonment for more than one year or has failed to accept the office, or upon any other proper cause that the by-laws may specify. A court may remove a director upon application in a derivative suit in case of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause. PNC’s by-laws provide that following their election by shareholders, directors will hold office until the next succeeding annual meeting and until their successors will have been elected and qualified.

Shareholder Action

Riggs. Special meetings of the stockholders may be called, at any time, by the Riggs board of directors or the chairman of the board, and must be called if requested in writing by the holders of at least twenty percent of the shares of capital stock of Riggs issued and outstanding and entitled to vote. At all stockholder meetings, stockholders owning a majority of the outstanding shares of capital stock entitled to vote constitute a quorum for the transaction of business, but less than a quorum will have the power to adjourn the meeting from time to time until a quorum is present or represented.

The DGCL provides that, unless otherwise provided in a Delaware corporation’s certificate of incorporation (Riggs’s certificate is silent on this issue), any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a written consent setting forth the action to be taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were presented and vote.

PNC. Special meetings of the shareholders may be called, at any time, only by the board of directors, the chairman of the board, the president or a vice chairman of the board. While the PBCL provides generally that in addition to the foregoing persons, a group of shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting may call a special meeting, this provision does not apply to, among others, corporations, such as PNC, that are registered under the Exchange Act. Since PNC is registered under the Exchange Act, shareholders of PNC are not entitled to call a special meeting. Only business brought before the meeting (i) pursuant to PNC’s notice of such meeting, (ii) by the presiding officer or (iii) at the direction of a majority of the board, may be conducted at such special meeting of shareholders.

A nomination for the election of a director or a proposal for action at an annual meeting may be made by a shareholder only if written notice of such nomination or proposal has been received by the Secretary of PNC not later than 90 days prior to such annual meeting (unless another date is specified in the proxy materials distributed to shareholders), or, if the annual meeting is to be held on a date other than the fourth Tuesday in April, the close of business on the tenth day following the first public disclosure of the date of such meeting. Any such nomination for the election of a director or a proposal for action at an annual meeting will conform to the requirements set out in PNC’s by-laws that are applicable to such nominations or proposals.

Under the PBCL, any action required or permitted to be taken at a meeting of the shareholders of PNC may be taken without a meeting only if written consents are obtained from all shareholders who would be entitled to vote at a meeting for such purpose. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders will be entitled to cast on the particular matter will constitute a quorum for the purpose of considering such matter.

Committees of the Board of Directors

Riggs. Both the DGCL and the by-laws of Riggs permit the Riggs board of directors to designate such committees of the board as the board may deem advisable.

PNC. The by-laws of PNC designate the following standing committees, in addition to such other committees as the board may deem advisable:

•	an executive committee;

•	an audit committee;

•	a nominating and governance committee;

•	a personnel and compensation committee;

•	a credit committee; and

•	a finance committee.

Officers

Riggs. The by-laws of Riggs provide that the corporation’s officers include a chairman of the board, a president, a treasurer and a secretary, and permits a senior chairman of the board, as well as one or more executive vice chairmen of the board, vice presidents, assistant secretaries and assistant treasurers. The chairman, any senior chairman of the board and the president are required to be members of the Riggs board of directors. The chairman also serves as the chief executive officer of the corporation. Officers hold their office until their respective successors are elected and qualify, or until their death, resignation, retirement or removal. Any officer may be removed, with or without cause, by the affirmative vote of a majority of the board.

PNC. The by-laws of PNC designate the following officers of the corporation: a chairman of the board, a president, one or more vice chairmen, one or more vice presidents of whom one or more may be designated senior executive vice president, executive vice president or senior vice president, a corporate secretary, a treasurer, a controller, a general auditor, and such other officers as the chairman, the president, or the vice chairman may from time to time designate. The board will designate from among the chairman, the president and the vice chairman, one of them to be the chief executive officer. All officers having the rank of senior vice president or higher will be elected by the board and serve at the board’s pleasure.

Approval of Certain Transactions

Riggs. Neither Riggs certificate of incorporation nor its by-laws contain any special requirements relating to mergers, acquisitions or other business combinations, or with respect to transactions with “interested stockholders.” Section 203 of the DGCL prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

Neither Riggs’s certificate of incorporation nor by-laws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203.

Delaware law allows corporate boards of directors, in some circumstances, to consider the impact of business combination transactions on constituencies (such as employees and the communities in which the corporation does business) in addition to the corporation’s stockholders, which may make it more difficult for a stockholder to challenge the Riggs board’s rejection of, or may facilitate the board’s rejection of, an offer to acquire the corporation.

PNC. Under the PBCL, a plan of merger or consolidation, a plan of share exchange or a plan of transfer of all or substantially all of the assets of a corporation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. No shareholder vote is required for a merger where the articles of incorporation of the surviving corporation are identical to those of the corporation being merged, or for a merger of an 80%-owned subsidiary into the parent. In certain circumstances, shareholders may be entitled to dissent from such transactions and obtain fair value in cash for their shares. See “—Rights of Dissenting Shareholders.” In addition to and aside from shareholder voting rights provided by

Pennsylvania law, NYSE rules governing corporations whose stock is listed on the NYSE, such as PNC, require a shareholder vote on a merger if stock being issued in connection therewith possesses voting power equal to at least 20% of the voting power of the common stock outstanding immediately before the merger.

Pennsylvania corporate law permits the board in determining the best interests of the corporation to consider:

•	the interests of the corporation’s shareholders, employees, customers, creditors, suppliers and communities in which it is located;

•	the long-term and short-term interests of the corporation, including the possibility that these interests may be best served by its continued independence;

•	the resources, intent and conduct (past, present and potential) of any person seeking to acquire control; and

•	all other pertinent factors.

These provisions may make it more difficult for a shareholder to challenge the PNC board’s rejection of, or may facilitate the board’s rejection of, an offer to acquire the corporation.

In its by-laws, PNC has expressly opted out of the protection of Subchapter G of Chapter 25 of the PBCL, which would otherwise enable existing shareholders of PNC in certain circumstances to block the voting rights of an acquiring person who makes or proposes to make a control-share acquisition. PNC has also opted out of the protection of Subchapter H of Chapter 25 of the PBCL, which would otherwise enable PNC to recover certain payments made to shareholders who have evidenced an intent to acquire control of PNC. However, PNC remains subject to certain other provisions of Pennsylvania law that may have the effect of discouraging a takeover of PNC. First, persons who, through a “control transaction,” acquire the right to cast at least 20% of the votes required for an election of directors, become subject to the obligation to pay objecting shareholders fair value for their shares. Second, business combinations with a 20%-plus shareholder are subject to heightened voting and approval requirements. None of these Pennsylvania laws applies to the merger.

Rights of Dissenting Shareholders

Riggs. Under Delaware law, stockholders of Riggs generally have the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders.

Even if a corporation’s stock meets the foregoing requirements, however, the DGCL provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than:

•	shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests;

•	shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, unless those shares or depository receipts are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; or

•	any combination of the foregoing.

PNC. Under the PBCL, certain corporate actions trigger a shareholder’s right to dissent from that action and obtain payment of the fair value of his shares. However, no dissenters’ rights are available for shareholders of a corporation listed on a national securities exchange, or the shares of which are held of record by more than 2,000 shareholders, except in very limited circumstances. In addition, the PBCL provides for certain quasi-appraisal rights, under particular circumstances, upon specified acquisitions of 20% or more of a corporation’s voting power. Because PNC common stock is listed on the NYSE and PNC has more than 2,000 shareholders, dissenters’ rights that would otherwise be provided under Pennsylvania law are generally not available to holders of PNC common stock.

Amendment of Governing Documents

Riggs. The by-laws of Riggs may be amended or adopted by the Riggs board of directors at any regular or special meeting of the board called for that purpose. Under Delaware law, stockholders retain the right to amend or adopt by-laws.

PNC. Under the PBCL, an amendment to PNC’s charter can be proposed by adoption of a resolution by the PNC board. While the PBCL provides generally that an amendment to a corporation’s articles of incorporation can be proposed also by a petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon, Pennsylvania law eliminates that right in the case of a corporation, such as PNC, that is registered under the Exchange Act. An amendment must be submitted to a vote and be approved by a majority of the shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval. Amendments affecting the relative rights and preferences of shares are subject to special restrictions. Amendments of PNC’s charter that materially affect the rights of the holders of shares of Series G Preferred Stock, which would be issued under certain circumstances pursuant to the shareholders rights plan discussed below, require the consent of two-thirds of such holders, voting together as a single class.

PNC’s by-laws may be altered, amended, added to or repealed by a vote of a majority of the PNC board at any regular meeting of the PNC board or at any special meeting of the PNC board called for that purpose. However, PNC’s charter provides that the authority to make, amend and repeal by-laws, while vested in the PNC board, is subject to the power of the shareholders to change such action. Moreover, the PNC board may not adopt or change a by-law on certain subjects committed expressly to the shareholders by Section 1504(b) of the PBCL.

Charitable Contributions

Riggs. Riggs’s by-laws have no provisions with respect to charitable contributions.

PNC. The by-laws of PNC expressly permit it to authorize charitable contributions that the board of directors deems conducive to the public welfare.

Shareholders Rights Plan

Riggs. While generally permissible under Delaware law, Riggs has not adopted a shareholder rights plan.

PNC. PNC has a shareholder rights agreement that could discourage unwanted or hostile takeover attempts that are not approved by PNC’s board. The rights plan allows holders of PNC common stock to purchase shares in either PNC or an acquirer at a discount to market value in response to specified takeover events that are not approved in advance by PNC’s board. The rights plan is expected to continue in effect after the merger as the rights plan of the combined company.

The Rights. On May 15, 2000, PNC’s board declared a dividend of one preferred share purchase right for each PNC common share outstanding. The rights currently trade with, and are inseparable from, the common stock.

Exercise Price. Each right allows its holder to purchase from PNC one one-thousandth of a share of PNC Series G Junior Participating Preferred Stock for $180. This portion of a preferred share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock.

Exercisability. The purchase rights are not exercisable immediately. The purchase rights only become exercisable:

•	10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding PNC common stock, or, if earlier,

•	10 business days (or a later date determined by the PNC board of directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the purchase rights become exercisable is referred to as the “Distribution Date.” Until that date, the common stock certificates that represent shares of common stock will also evidence the purchase rights, and any transfer of shares of PNC common stock will also constitute a transfer of the purchase rights. After that date, the purchase rights would separate from the common stock and be evidenced by rights certificates that PNC would mail to all eligible holders of common stock. Any purchase rights held by an Acquiring Person would be void and could not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. Once a person or group becomes an Acquiring Person, the purchase rights have certain “flip-in” and “flip-over” features:

•	Flip-In. If a person or group becomes an Acquiring Person, all holders of purchase rights except the Acquiring Person may, for $180 per right, purchase shares of PNC common stock (or equivalent preferred stock) with a market value of $360, based on the market price of the common stock prior to the acquisition.

•	Flip-Over. If PNC is later acquired in a merger or similar transaction after the Distribution Date, all holders of purchase rights except the Acquiring Person may, for $180 per right, purchase shares of the acquiring corporation with a market value of $360, based on the market price of the acquiring corporation’s stock prior to such merger.

Preferred Share Provisions. Each one one-thousandth of a preferred share, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.0001, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $0.001, or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of PNC common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment equal to the payment made on one share of common stock.

The value of one one-thousandth of a Preferred Share should approximate the value of one share of common stock.

Redemption. The PNC board of directors may redeem the purchase rights for $0.01 per right at any time before any person or group becomes an Acquiring Person. If the PNC board redeems any rights, it must redeem all of the rights. Once the purchase rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if PNC has a stock split or pays stock dividends on its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding PNC common stock, the PNC board may extinguish the purchase rights by exchanging one share of common stock (or equivalent preferred stock) for each right, other than rights held by the Acquiring Person.

Anti-Dilution Provisions. The PNC board of directors may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding purchase rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred shares or common stock. Adjustments to the purchase price of less than 1% will be deferred until the earlier of three years after the transaction requiring the adjustment or the date the right to exercise the rights expires.

Amendments. The terms of the rights agreement may be amended by the PNC board of directors without the consent of the holders of the purchase rights. After a person or group becomes an Acquiring Person, the PNC board may not amend the agreement in a way that adversely affects holders of the rights.

Expiration. Unless otherwise terminated prior to that time by the PNC board of directors in accordance with the terms of the rights agreement, the purchase rights will expire on May 25, 2010.

The rights will not prevent a takeover of PNC. However, the rights may cause a substantial dilution to a person or group that acquires 10% or more of PNC common stock unless PNC’s board first terminates the rights.

The complete terms of the rights are contained in the Shareholder Rights Agreement. The foregoing description of the rights and the rights agreement is qualified in its entirety by reference to the agreement. A copy of the rights agreement can be obtained upon written request to PNC at the address set forth under the heading “Where You Can Find More Information.”

EXPERTS

The consolidated financial statements of PNC as of December 31, 2003 and 2002, and for each of the years then ended, incorporated into this proxy statement/prospectus by reference from PNC’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for goodwill and other intangible assets), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of PNC as of December 31, 2001, and for the year then ended, appearing in PNC’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and are incorporated by reference in this proxy statement/prospectus. Such consolidated financial statements have been incorporated by reference in this proxy statement/prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Riggs as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Riggs for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 23, 2002.

LEGAL MATTERS

Certain legal matters with respect to the validity of the PNC common stock to be issued pursuant to the merger will be passed upon for PNC by Thomas R. Moore, Senior Counsel and Corporate Secretary to PNC. Mr. Moore is a participant in PNC’s stock option plan and various other employee benefit plans offered to employees of PNC, and owns less than 1% of the outstanding shares of PNC. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for PNC by Wachtell, Lipton, Rosen & Katz, PNC’s outside legal counsel. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for Riggs by Sullivan & Cromwell LLP, Riggs’s outside legal counsel.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Riggs does not currently expect to hold a 2005 annual meeting of stockholders because Riggs will not be a separate public company if the merger has been completed by that time. If the merger is not completed and such a meeting is held, stockholders who intend to present any proposals at the 2005 annual meeting must submit the written text of the proposal to Riggs no later than January 3, 2005, in order for the proposal to be considered for inclusion in our proxy statement and form of proxy for that meeting. If Riggs holds a 2005 annual meeting but changes its 2005 annual meeting date to a date more than 30 days from the anniversary date of the 2004 annual meeting, then the deadline referred to in the preceding sentence will be changed to a reasonable time before Riggs begins to print and mail its proxy materials. If Riggs changes the date of the 2005 annual meeting in a manner which alters the deadline, Riggs will so notify stockholders in accordance with applicable legal requirements.

WHERE YOU CAN FIND MORE INFORMATION

PNC and Riggs file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PNC and Riggs public filings are also available to the public from commercial document retrieval services and at the World Wide Web site maintained by the SEC at “http://www.sec.gov.”

PNC has filed a registration statement on Form S-4 to register with the SEC the shares of PNC common stock to be issued to Riggs stockholders in the merger. This proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of PNC and a proxy statement of Riggs for the Riggs special meeting.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

The SEC allows PNC and Riggs to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that PNC and Riggs have previously filed with the SEC (other than the portions of those documents not deemed to be filed, including without limitation filings under Items 9 and 12 of Form 8-K). These documents contain important information about the companies.

Riggs SEC Filings (File No. 000-16931)	Period
Annual Report on Form 10-K	For the year ended December 31, 2003.
Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2004 and June 30, 2004.
Current Reports on Form 8-K	Dated January 21, 2004; February 18, 2004; April 29, 2004; May 13, 2004; May 27, 2004; May 28, 2004; July 8, 2004; and July 16, 2004.
The description of Riggs common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

PNC SEC Filings (File No. 001-09718)	Period
Annual Report on Form 10-K	For the year ended December 31, 2003.
Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2004 and June 30, 2004.
Current Reports on Form 8-K	Dated June 23, 2004; July 16, 2004; and July 21, 2004 (incorporated by reference only with respect to information filed under Item 5 of Form 8-K).
The description of PNC common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

The description of the rights agreement, contained in a registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

PNC and Riggs incorporate by reference additional documents that either company may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting (other than any portions not deemed filed). These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Riggs has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Riggs, and PNC has supplied all such information relating to PNC.

You may obtain any of the documents incorporated by reference through Riggs or PNC, as the case may be, or the SEC or the SEC’s Internet World Wide Web site, as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this proxy statement/prospectus. Stockholders of Riggs or PNC may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Riggs National Corporation 1503 Pennsylvania Avenue, N.W. Washington, D.C. 20005 Attention: Investor Relations (202) 835-4309	The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222-2707 Attention: Shareholder Services (800) 982-7652

If you would like to request documents from either company, please do so by [*], 2004 to receive them before the Riggs special meeting of stockholders. If you request any incorporated documents from us, we will mail them to you promptly by first-class mail, or similar means.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the Riggs special meeting. PNC and Riggs have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [*], 2004. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to the Riggs stockholder nor the issuance of PNC’s securities in the merger will create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of July 16, 2004

between

THE PNC FINANCIAL SERVICES GROUP, INC.

and

RIGGS NATIONAL CORPORATION

A-i

A-ii

INDEX OF DEFINED TERMS

Term	Location of Definition
Acquisition Proposal	5.6
Affiliate	8.8
Benefit Plans	4.3(m)(1)
PNC	Preamble
PNC State Law	1.1(b)
PNC Benefit Plans	5.12(a)
PNC Common Stock	Recital A
PNC Meeting	5.2(a)
PNC Preferred	Recital A
PNC Preferred Stock	Recital A
PNC Rights Agreement	Recital A
PNC Stockholder Rights	Recital A
Cash Election Shares	2.1(d)
Certificate of Merger	1.4(a)
Closing	1.5
Closing Date	1.5
Company	Preamble
Company Bank	5.11(a)
Company Benefit Plans	5.12(a)
Company Common Stock	Recital B
Company Insiders	5.15
Company Meeting	5.2(a)
Company Option	5.10(a)
Company Options	5.10(a)
Company Section 16 Information	5.15
Confidentiality Agreement	5.5(c)
Converted Cash Election Share	2.1(e)(1)(C)
Converted Stock Election Share	2.1(e)(2)(B)
DGCL	1.1(b)
Disclosure Schedule	4.1
Effective Time	1.4(a)
Election	2.1(d)
Election Deadline	2.3(b)
Election Form	2.1(d)
Employees	4.3(m)(1)
Environmental Laws	4.3(o)
ERISA	4.3(m)(1)
ERISA Affiliate	4.3(m)(3)
ERISA Plans	4.3(m)(2)
Exception Shares	2.1(c)
Exchange Act	4.3(c)(1)
Exchange Agent	2.1(d)
Exchange Ratio	2.1(a)
Governing Documents	3.1(h)
Governmental Entity	4.3(f)(1)
Indemnified Liabilities	5.11(a)
Indemnified Party	5.11(a)
Insurance Amount	5.11(b)

A-iii

Term	Location of Definition
Internal Revenue Code	Recital C
IRS	4.3(m)(2)
Proxy Statement/Prospectus	5.3(a)
Liens	4.3(c)(1)
Material Adverse Effect	4.2(b)
Measurement Price	2.2
Merger	1.1(a)
Multiemployer Plan	4.3(m)(2)
New Certificate	2.3(a)
New Option	5.10(a)
New Shares	2.3(a)
No-Election Shares	2.1(d)
NYSE	2.2
Old Certificate	2.1(c)
Old Share	2.1(c)
Pension Plan	4.3(m)(2)
Per Share Cash Consideration	2.1(a)(2)
Per Share Stock Consideration	2.1(a)(1)
Person	2.3(b)
Plan	Preamble
Previously Disclosed	3.1
Registration Statement	5.3(a)
Regulatory Approvals	4.3(f)(2)
Regulatory Authorities	4.3(i)(1)
Regulatory Filings	4.3(g)(1)
Representatives	5.6
Rights	4.3(b)(3)
Securities Act	4.3(g)(1)
Significant Subsidiary	4.3(c)(1)
Stock Election Shares	2.1(d)
Stock Selected No-Election Share	2.1(e)(1)(B)
Subsidiary	8.8
Superior Proposal	5.6
Surviving Corporation	1.1(a)
Takeover Laws	4.3(t)
Takeover Provisions	4.3(t)
Tax	4.3(p)(2)
Tax Returns	4.3(p)(1)
Taxes	4.3(p)(2)
Termination Date	7.2(b)

A-iv

AGREEMENT AND PLAN OF MERGER, dated as of July 16, 2004, (this “Plan”), between The PNC Financial Services Group, Inc. (“PNC”) and Riggs National Corporation (“Company”).

RECITALS

A. PNC. PNC is a Pennsylvania corporation with its principal executive offices located in Pittsburgh, Pennsylvania. As of the date hereof, PNC has (i) 800,000,000 authorized shares of common stock, par value $5.00 per share (“PNC Common Stock”), of which not more than 284,500,000 shares are outstanding, together with the rights (“PNC Stockholder Rights”) issued pursuant to the Rights Agreement, dated as of May 15, 2000, as amended, between PNC and Computershare Investor Services, LLC, as Rights Agent (“PNC Rights Agreement”); and (ii) 20,000,000 authorized shares of preferred stock, par value $1.00 per share (“PNC Preferred Stock”), of which 98,583 shares have been designated as $1.80 Cumulative Convertible Preferred Stock—Series A (“PNC Series A Preferred Stock”), of which 8,542 shares are outstanding, 38,542 shares have been designated as $1.80 Cumulative Convertible Preferred Stock—Series B (“PNC Series B Preferred Stock”), of which 2,356 shares are outstanding, 1,433,935 shares have been designated as $1.60 Cumulative Convertible Preferred Stock-Series C (“PNC Series C Preferred Stock”), of which 173,877 shares are outstanding, 1,766,140 shares have been designated as $1.80 Cumulative Convertible Preferred Stock-Series D (“PNC Series D Preferred Stock”), of which 255,863 shares are outstanding, 338,100 shares have been designated as $2.60 Cumulative Nonvoting Preferred Stock, Series E (“PNC Series E Preferred Stock”), of which no shares are outstanding, 6,000 shares have been designated as Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F (“PNC Series F Preferred Stock”), of which no shares are outstanding, and 450,000 shares have been designated as Series G Junior Participating Preferred Share Purchase Rights (“PNC Series G Preferred Stock”).

B. Company. The Company is a Delaware corporation with its principal executive offices located in Washington, DC. As of the date hereof, the Company has (i) 50,000,000 authorized shares of common stock, par value $2.50 per share (“Company Common Stock”), of which not more than 29,202,595 shares are outstanding, (ii) 20,000,000 authorized shares of Class B common stock, par value $2.50 per share, of which no shares are outstanding and (iii) 25,000,000 authorized shares of preferred stock, par value $1.00 per share, of which no shares are outstanding.

C. Intention of the Parties. Each of the parties to this Plan intends that the Merger (as hereinafter defined) shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that this Plan shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

D. Approvals. The board of directors of each of PNC and the Company has (1) determined that this Plan and the transactions contemplated hereby are advisable and in the best interests of PNC and the Company, respectively, and in the best interests of their respective stockholders, (2) determined that this Plan and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies and (3) authorized and approved this Plan.

E. Voting Agreement. As a condition and inducement to PNC’s willingness to enter into this Agreement, a certain stockholder of the Company is concurrently entering into a Voting Agreement with PNC in substantially the form attached hereto as Exhibit A, pursuant to which, among other things, such stockholder agrees to vote certain of his shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto approve, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and mode of carrying it into effect, which are as follows:

ARTICLE I

The Merger

1.1 The Merger. (a) Subject to the terms and conditions of this Plan, at the Effective Time (as hereinafter defined), the Company shall merge with and into PNC (the “Merger”), and the separate corporate existence of the Company shall thereupon cease. PNC shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Pennsylvania.

(b) The Merger shall have the effects specified in this Plan, the Delaware General Corporation Law (the “DGCL”) and the Business Corporation Law of the Commonwealth of Pennsylvania (the “PBCL”).

(c) At the Effective Time, the Articles of Incorporation of PNC, as then in effect, shall be the certificate of incorporation of the Surviving Corporation and the By-laws of PNC, as then in effect, shall be the By-laws of the Surviving Corporation.

(d) The name of the Surviving Corporation shall be the name of PNC.

1.2 Effective Time. (a) Subject to the terms and conditions of this Plan, on or before the Closing Date, the parties shall execute, and PNC will cause to be filed with the Department of State of the Commonwealth of Pennsylvania, articles of merger as provided in Sections 1926 and 1927 of the PBCL (the “Certificate of Merger”), and PNC will cause a certificate of merger to be filed with the Office of the Secretary of State of the State of Delaware as provided in Section 252 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been filed, or at such other time as may be specified therein. The date and time at which the Merger becomes effective is herein referred to as the “Effective Time”.

(b) PNC and the Company will each cause the Effective Time to occur not later than the third business day following the satisfaction or waiver of the last of the conditions specified in Sections 6.1(a), (b), (c), (e) and (f) of this Plan. Notwithstanding anything to the contrary in this Section 1.2(b), PNC and the Company may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may agree, consistent with the provisions of the DGCL and the PBCL.

1.3 Closing. The closing of the Merger (the “Closing”) shall take place at such time and place as PNC and the Company shall agree, on the date when the Effective Time is to occur (the “Closing Date”).

1.4 Bank Merger. PNC and the Company shall take all action necessary and appropriate to cause their respective subsidiaries PNC Bank, National Association (“PNC Bank”) and Riggs Bank N.A. (“Company Bank”) to merge, and to convert the operating systems of the Company Bank to those of the PNC Bank, immediately after the Merger, with PNC Bank being the surviving bank (“Surviving Bank”) thereof pursuant to the provisions of applicable law (the “Bank Merger”). At the effective time of the Bank Merger, the Certificate of Organization and Bylaws of the Surviving Bank shall be the Certificate of Organization and Bylaws of PNC Bank in effect immediately prior to the effective time of the Bank Merger.

ARTICLE II

Conversion or Cancellation of Shares

2.1 Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

(a) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares and Dissenting Shares (each as hereinafter defined), shall be converted into the right to receive, at the election of each holder thereof, but subject to the election and allocation procedures of Sections 2.1(d) and (e), the other provisions of this Section 2.1 and possible adjustment as set forth in Section 2.4, either:

(1) that number of shares of PNC Common Stock equal to the Exchange Ratio (as defined in Section 2.1(b)) (the “Per Share Stock Consideration”), or

(2) an amount in cash, without interest, equal to the Per Share Amount (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Consideration”).

(b) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(1) “Aggregate Cash Amount” means, subject to Section 2.1(e), 45% of the product of (x) the Aggregate Company Share Amount (as hereinafter defined) less the number of Exception Shares cancelled pursuant to Section 2.1(d) hereof (but excluding from such reduction the 3,341,921 treasury shares as of the date hereof) and (y) $24.25, rounded to the nearest whole cent; provided, however, that if, at the Effective Time, the aggregate number of shares of Company Common Stock issuable upon exercise of then outstanding Company Options (as defined under Section 5.10(a)) exceeds the difference between (A) 7,530,482 less (B) the aggregate number of shares of Company Common Stock issued upon exercise of Company Options after the date hereof and prior to the Effective Time (such excess being referred to herein as the “Excess Option Shares”), then the “Aggregate Cash Amount” shall be reduced by the product of (A) the Excess Option Shares and (B) an amount equal to the excess of $24.25 over the weighted average exercise price of the options related to the Excess Option Shares at the Effective Time, in each case rounded to the nearest whole cent.

(2) “Aggregate Company Share Amount” shall equal 29,202,595 shares of Company Common Stock; provided, however, that the Aggregate Company Share Amount shall be increased by virtue of the issuance of any shares of Company Common Stock upon (i) the exercise from and after the date hereof and prior to the Effective Time of Company Options outstanding on the date hereof, (ii) the funding of the trust under the Company Amended and Restated Deferred Compensation Plan, in each case, after July 15, 2004 and prior to the Effective Time, (iii) the distribution of interests under the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors in accordance with the terms of such plan and (iv) the vesting of deferred share awards or performance share awards under the Riggs National Corporation 2002 Long-Term Incentive Plan (including by reason of Section 5.12(c)) to the extent not outstanding on the date hereof.

(3) “Aggregate PNC Share Amount” shall, subject to Section 2.1(e), be equal to 7,533,648 shares of PNC Common Stock; provided, however, that the “Aggregate PNC Share Amount” shall be (x) increased by virtue of the issuance of any shares of Company Common Stock upon (i) the exercise from and after the date hereof and prior to the Effective Time of Company Stock Options outstanding on the date hereof, (ii) the funding of the trust under the Company Amended and Restated Deferred Compensation Plan, in each case, after July 15, 2004 and prior to the Effective Time, (iii) the distribution of interests under the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors in accordance with the terms of such plan or (iv) the vesting of deferred share awards or performance share awards under the Riggs National Corporation 2002 Long-Term Incentive Plan (including by reason of Section 5.12(c)) to the extent not outstanding on the date hereof and (y) shall be decreased in the event any shares of Company

Common Stock are cancelled pursuant to Section 2.1(d) hereof, other than the 3,341,921 treasury shares as of the date hereof, in each case on a basis of 0.2580 additional shares of PNC Common Stock for each share of Company Common Stock so issued or cancelled.

(4) “Measurement Price” means the average of the daily high and low per share sales prices of PNC Common Stock on the New York Stock Exchange (the “NYSE”), as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed by PNC and the Company, for the five (5) full consecutive NYSE trading days ending on the trading day immediately prior to the Closing Date.

(5) “Closing Transaction Value” means the sum of (A) the Aggregate Cash Amount and (B) the product obtained by multiplying the Aggregate PNC Share Amount by the Measurement Price, rounded to the nearest whole cent.

(6) “Per Share Amount” means the amount obtained by dividing the Closing Transaction Value by the number of Exchangeable Shares, rounded to the nearest whole cent.

(7) “Exchange Ratio” means that fraction of a share of PNC Common Stock as shall be obtained by dividing the Per Share Amount by the Measurement Price, rounded to the nearest one-ten-thousandth.

(8) “Exchangeable Shares” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, rounded to the nearest whole share.

(e) Adjustments to Preserve Tax Treatment.

(i) In the event that the quotient obtained by dividing (x) the product of (i) the Aggregate PNC Share Amount and (ii) the Final PNC Share Value by (y) the sum of (A) the Aggregate Cash Amount, (B) the Other Cash Consideration (as defined below), and (C) the product of (i) the Aggregate PNC Share Amount and (ii) the Final PNC Share Value is less than 0.425, the Aggregate PNC Share Amount shall be increased by the Share Adjustment Amount (as defined in this Section 2.1(e)) and the Aggregate Cash Amount shall be decreased by the product of (x) the Final PNC Share Value and (y) the Share Adjustment Amount. The “Share Adjustment Amount” shall be equal to the quotient obtained by dividing (x) the difference obtained by subtracting (i) the product of (a) the Aggregate PNC Share Amount and (b) the Final PNC Share Value from (ii) the product of (a) 0.425 and (b) the sum of (1) the Aggregate Cash Amount, (2) Other Cash Consideration and (3) the product of the Aggregate PNC Share Amount and the Final PNC Share Value by (y) the Final PNC Share Value.

(ii) In the event that the Aggregate PNC Share Amount and the Aggregate Cash Amount are adjusted as provided for in this Section 2.1(e), all references in this Agreement to the “Aggregate PNC Share Amount” and the “Aggregate Cash Amount” shall refer to the Aggregate PNC Share Amount and the Aggregate Cash Amount as adjusted in this Section 2.1(e).

(iii) For purposes of this Agreement, “Final PNC Share Value” means the arithmetic average of the daily high and low per share sales prices of PNC Common Stock on the NYSE on the Closing Date or if the Closing Date is not a trading day, the trading day prior to the Closing Date; and “Other Cash Consideration” means the sum of (i) the product of the number of Dissenting Shares (except to the extent that the holder of such Dissenting Shares, as of the Closing Date, has effectively withdrawn or lost his right to dissent from the Merger under the DGCL) and the Per Share Cash Consideration and (ii) any other amounts received by a holder of Company stock prior to the Merger, either in a redemption of Company stock or in a distribution with respect to Company stock (but only to the extent such amount is treated as other property or money received in the exchange for purposes of Section 356 of the Code, or would be so treated if the Company shareholder also had received stock of PNC in exchange for stock owned by the shareholder in the Company).

(c) PNC Common Stock. Each share of PNC Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and shall be unaffected by the Merger.

(d) Cancellation of Old Shares. Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of

Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, is hereinafter defined as an “Old Share”. Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration. “Exception Shares” means shares of Company Common Stock owned or held by PNC or by the Company, other than shares owned or held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith.

(e) Subject to the allocation procedures set forth in Section 2.1(e), each record holder of Company Common Stock will be entitled (i) to elect to receive shares of PNC Common Stock for all or some of the shares of Company Common Stock (“Stock Election Shares”) held by such record holder, (ii) to elect to receive cash for all or some of the shares of Company Common Stock (“Cash Election Shares”) held by such record holder or (iii) to indicate that such holder makes no such election for all or some of the shares of Company Common Stock (“No-Election Shares”) held by such record holder. All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by PNC and the Company (an “Election Form”). Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline (as defined below), properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares. A record holder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts. The exchange agent (the “Exchange Agent”) will be a bank or trust company in the United States selected by PNC and reasonably acceptable to the Company. In order to make a valid election, the properly completed Election Form must be accompanied by certificates of the shares of Company Common Stock to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by PNC, in its sole discretion). Notwithstanding anything contained herein to the contrary, each share of Company Common Stock owned by a subsidiary of PNC or by a subsidiary of the Company (in each case, other than those shares held by any such subsidiary in a bona fide fiduciary or agency capacity) shall be converted in the Merger solely into PNC Common Stock.

(f) The allocation among the holders of shares of Company Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration will be made as follows:

(1) Number of Stock Elections Less Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received as of the Election Deadline) is less than the number obtained by dividing the Aggregate PNC Share Amount by the Exchange Ratio (the “Stock Conversion Number”), then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent will allocate from among the No-Election Shares, pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares,

(C) if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(D) each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; or

(2) Number of Stock Elections Greater Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received by the Election Deadline) is greater than the Stock Conversion Number, then

(A) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent will allocate from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference of (x) the number of Stock Election Shares less (y) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; provided that if an Election Form designates by stock certificate number the priority in which the Stock Election Shares governed by such Election Form are to be reallocated pursuant to this clause (B), such Stock Election Shares shall be deemed reallocated in accordance with such priority, and

(C) each Stock Election Share that is not a Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration.

(3) Number of Stock Elections is Equal to the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is equal to the Stock Conversion Number, then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(B) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

2.2 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of PNC Common Stock will be issued pursuant to the Merger. Instead, PNC will pay or cause to be paid to the holder of any Old Shares that would, pursuant to paragraph 2.1, otherwise be entitled to receive fractional shares of PNC Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Measurement Price.

2.3 Exchange of Old Certificates for New Certificates.

(a) Exchange Agent. Until the first anniversary of the Effective Time, PNC shall make available or cause to be made available to the Exchange Agent certificates (each, a “New Certificate”) representing the shares of PNC Common Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II. Upon such anniversary, any such New Certificates and cash remaining in the possession of the

Exchange Agent (together with any dividends or earnings in respect thereof) shall be delivered to PNC. Any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash pursuant to this Article II shall thereafter be entitled to look exclusively to PNC, and only as a general creditor thereof in the case of cash, for the shares of PNC Common Stock and/or cash to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto, shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures. At least twenty business days prior to the expected Election Deadline, and thereafter from time to time as the Company may reasonably request until the Election Deadline, PNC shall cause the Exchange Agent to mail or deliver to each individual, bank, corporation, partnership, trust, association or other entity or organization (any of the foregoing, a “Person”) who is a holder of record of Company Common Stock an Election Form and a form of letter of transmittal in form reasonably satisfactory to PNC and the Company containing instructions for use in effecting the surrender of Old Certificates in exchange for New Certificates and any payments pursuant to this Article II. To be effective, the Election Form must be properly completed, signed and actually received by the Exchange Agent not later than 5:00 p.m., New York City time, on the business day that is ten (10) trading days prior to the Closing Date (which date shall be publicly announced by PNC as soon as practicable prior to such date) (the “Election Deadline”) and accompanied by the Old Certificates as to which such Election Form is being made, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Company (or accompanied by an appropriate guarantee of delivery by an eligible organization) in the case of shares that are not held in book entry form. For shares that are held in book entry form, PNC shall establish procedures for the delivery of such shares, which procedures shall be reasonably acceptable to Company. The Exchange Agent shall make all computations contemplated by Section 2.1 hereof, and after consultation with PNC and the Company, all such computations will be conclusive and binding on the former holders of Company Common Stock absent manifest error. Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline, properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares. Any Election Form may be revoked, by the stockholder who submitted such Election Form to the Exchange Agent, only by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by PNC and the Company that the Merger has been abandoned. Promptly after the Effective Time, each holder who has surrendered to the Exchange Agent an Old Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, shall be entitled to receive in exchange therefor a New Certificate representing the New Shares and/or a check in the amount to which such holder is entitled pursuant to this Article II, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued, or cash payment made, in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such New Certificate or the making of such cash payment in a name other than that of the registered holder of the Old Certificate surrendered, or shall establish to the satisfaction of the PNC and the Exchange Agent that any such taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provision of this Plan, no dividends or other distributions in respect of New Shares with a record date after the Effective Time shall be paid to any Person holding an Old Certificate until such Old Certificate has been surrendered for exchange as provided herein. Subject to the effect of applicable laws and the immediately preceding sentence, following surrender of any such Old Certificates, there shall be paid to the holder of the New Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to the New Shares represented thereby, as well as any dividends with respect to Company Common Stock declared prior to the Effective time but unpaid.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of PNC or the Company of Old Shares.

(e) Lost, Stolen or Destroyed Certificates. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by PNC or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as PNC or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, PNC or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and/or pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4 Adjustment of Consideration. In the event that, subsequent to the date of this Plan but prior to the Effective Time, the shares of PNC Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of PNC, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

2.5 Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised his appraisal rights under the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his right to dissent from the Merger under the DGCL and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right after the Election Deadline, each share of such holder’s Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Per Share Stock Consideration or the Per Share Cash Consideration, or a combination thereof, as determined by PNC in its sole discretion. The Company shall give PNC (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. The Company shall not, without the prior written consent of PNC, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

2.7 Withholding Rights. PNC shall be entitled to deduct and withhold from the Consideration such amounts as it is required to deduct and withhold under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by PNC, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the Company stockholder in respect to which such deduction and withholding was made by PNC.

ARTICLE III

Conduct of Business Pending Merger

3.1 Company Forbearances. The Company agrees that from the date hereof until the Effective Time, except as contemplated by this Plan, or as set forth in the applicable paragraph of its Disclosure Schedule (“Previously Disclosed”), without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld), it will not, and will cause each of its subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Plan or to consummate the transactions contemplated hereby and thereby.

(b) Capital Stock. (1) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge or authorize or propose the creation of, any additional shares of its stock other than pursuant to Rights outstanding on the date hereof, (2) enter into any agreement with respect to the foregoing or (3) permit any additional shares of its stock to become subject to new grants, other Rights or similar stock-based employee rights.

(c) Dividends, Etc. (1) Make, declare, pay or set aside for payment any dividend (other than (A) dividends from its direct or indirect wholly owned subsidiaries to it or another of its wholly owned subsidiaries, (B) dividends on preferred stock of subsidiaries, the common stock of which is wholly owned directly or indirectly by the Company, in accordance with the terms thereof, and (C) regular quarterly dividends on its common stock at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date hereof or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any of its directors, officers or employees or those of its subsidiaries or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (1) for normal individual increases in compensation to employees (other than executive officers or directors) in the ordinary course of business consistent with past practice, (2) for other changes that are required by applicable law and (3) to satisfy Previously Disclosed contractual obligations.

(e) Benefit Plans. Enter into, establish, adopt or materially amend any Benefit Plan, except (1) as may be required by applicable law, (2) to satisfy Previously Disclosed contractual obligations or (3) as provided in this Plan.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(h) Governing Documents. Amend its articles of incorporation, bylaws or similar governing documents (“Governing Documents”) or the Governing Documents of any of its subsidiaries, except as contemplated by this Plan.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles, applicable regulatory accounting requirements or applicable law.

(j) Contracts. (1) Enter into, renew or terminate, or make any payment not then required under, any contract or agreement (other than loans, funding arrangements and other transactions made in the ordinary course of the banking business and that do not contain (A) any non-competition or exclusive dealing agreements or other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its or could be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of PNC or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business) that calls for aggregate annual payments of $300,000 or more and which is not terminable on 60 days or less notice without payment of any termination fee or penalty and (2) enter into any contract or agreement pertaining to the use of the name “Riggs” or any derivative thereof.

(k) Claims. Settle any claim, action or proceeding against it, except for any claim, action or proceeding settled in the ordinary course of business in an amount or for such consideration not in excess of $100,000, individually, or $300,000 in the aggregate for all such settlements, and would not impose any material restriction on the business of the Company or its subsidiaries or, after the Effective Time, PNC or its subsidiaries or create precedent for claims that are reasonably likely to be material to the Company or its subsidiaries or, after the Effective Time, PNC or its subsidiaries.

(l) Adverse Actions. Notwithstanding anything herein to the contrary, (1) take any action that would, or is reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation.

(m) Capital Expenditures. Other than in the ordinary course of business, make any capital expenditures in excess of (1) $100,000 per project or related series of projects or (2) $300,000 in the aggregate.

(n) Certain Tax Matters. Make, change or revoke any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, or surrender any right to claim a material refund of Taxes.

(o) Commitments. Agree or commit to do any of the foregoing.

3.2 PNC Forbearances. PNC agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as Previously Disclosed, without the prior written consent of the Company (which consent shall not be unreasonably withheld), it will not, and, in the case of (b) only, will cause each of its subsidiaries not to:

(a) Governing Documents. Amend its Governing Documents in a manner that would adversely affect the Company’s stockholders.

(b) Adverse Actions. Notwithstanding anything herein to the contrary, (1) take any action that would, or is reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation or (3) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock.

ARTICLE IV

Representations

4.1 Disclosure Schedules. On or prior to the date hereof, PNC has delivered to the Company a schedule and the Company has delivered to PNC a schedule (respectively, each schedule a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations contained in Section 4.3 or to one or more of its covenants contained herein; provided, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

4.2 Standard. (a) For all purposes of this Plan, no representation of PNC or the Company contained in Section 4.3 (other than the representations contained in Section 4.3(b), which shall be true and correct in all material respects, and in Section 4.3(g)(3), which shall be true and correct in all respects) shall be deemed untrue and no party hereto shall be deemed to have breached a representation, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation contained in Section 4.3 (read for this purpose without regard to any individual reference to “materiality” or “Material Adverse Effect” set forth therein) has had or is reasonably likely to have a Material Adverse Effect with respect to PNC or the Company, as the case may be.

(b) The term “Material Adverse Effect” means an effect which (1) is materially adverse to the business, financial condition or results of operations of PNC or the Company, as the context may dictate, and its subsidiaries, taken as a whole, or (2) materially impairs the ability of PNC or the Company to consummate the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect to the extent attributable to or resulting from (A) any changes in laws, regulations or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, but not uniquely relating to PNC or the Company, (B) any change in generally accepted accounting principles or regulatory accounting requirements, generally affecting the banking or bank holding company businesses, but not uniquely relating to PNC or the Company, (C) events, conditions or trends in economic, business or financial conditions generally or affecting the banking or bank holding company businesses specifically (including changes in interest rates and changes in the markets for securities), except to the extent any such events, conditions or trends in economic, business or financial conditions have a materially disproportionate adverse effect upon PNC or the Company, as the context may dictate, (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) actions or omissions of PNC or the Company taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby and (F) any change, effect, event or occurrence arising out of the announcement or performance of this Plan and the transactions contemplated hereby, including any expenses incurred in connection herewith.

4.3 Representations. Except as Previously Disclosed, the Company hereby represents and warrants to PNC, and PNC hereby represent and warrant to the Company, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

(a) Organization, Standing and Authority. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capital Stock.

(1) The information in Recital A, in the case of PNC, and in Recital B, in the case of the Company, is true and correct.

(2) Its outstanding shares of common stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(3) Except as set forth in this Plan or as Previously Disclosed, as of the date hereof, there are no shares of its common stock authorized and reserved for issuance, it does not have any Rights outstanding with respect to its common stock, and it does not have any commitment to authorize, issue or sell any of its common stock or Rights, except pursuant to this Plan, outstanding options to purchase its common stock and the Benefit Plans. All Company Options (as defined in Section 5.10(a)) under the Riggs National Corporation 1993 Stock Option Plan, Riggs National Corporation 1994 Stock Option Plan, Riggs National Corporation 1996 Stock Option Plan and Riggs National Corporation 1997 Non-Employee Directors Stock Option Plan are fully vested and exercisable, or will become such in accordance with their regular vesting schedule prior to October 11, 2004. As used herein, “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

(4) In the case of PNC, any shares of PNC Common Stock issued in connection with the Merger have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(c) Subsidiaries.

(1) The Company has Previously Disclosed a list of all of its subsidiaries.

(2) (A) It owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries, (B) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to it or its wholly owned subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of its Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any its subsidiaries (other than to it or its wholly owned subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (E) all the equity securities of each Significant Subsidiary held by it or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. § 55 or comparable state laws) and are owned by it or its subsidiaries free and clear of all liens, pledges, security interests, claims, provisions, preemptive or subscriptive rights or other encumbrances or restrictions of any kind or Rights (“Liens”). For purposes of this Plan, “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3) Each of its Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d) Corporate Power. It and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate power and authority to execute, deliver and perform its obligations under this Plan and to consummate the transactions contemplated hereby and thereby.

(e) Corporate Authority.

(1) Subject to receipt of the stockholder approval described in Section 4.3(e)(3), in the case of the Company, this Plan and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action. This Plan is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) In the case of PNC, no vote of the holders of any class or series of PNC’s capital stock is necessary to approve and adopt this Plan and the transactions contemplated hereby.

(3) In the case of the Company, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock to adopt this Plan is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Plan and the transactions contemplated hereby.

(f) Regulatory Approvals; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”) or with any third party are required to be made or obtained by it or any of its subsidiaries in connection with the execution, delivery or performance by it of this Plan or to consummate the Merger or the Bank Merger except for (A) filings and approvals of applications with and by federal, state and other authorities as Previously Disclosed, (B) filings with the SEC, the National Association of Securities Dealers, and state securities authorities, (C) filings and approvals under the Hart-Scott-Rodino Antitrust Improvements Act, if required by applicable law and regulation (D) the applicable stockholder approval described in Section 5.2(a), (E) any consents, notices or approvals required pursuant to any investment advisory contract or the Investment Advisers Act of 1940, and (F) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania.

(2) Subject to receipt of the regulatory approvals referred to in the preceding paragraph (the “Regulatory Approvals”), and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Governing Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date hereof, it (a) knows of no reason why (1) all Regulatory Approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Plan should not be obtained on a timely basis or (2) the opinion of tax counsel referred to, in the case of PNC, in Section 6.2(c) and, in the case of the Company, in Section 6.3(c) should not be obtained on a timely basis and (b) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

(g) Financial Reports and Regulatory Documents; Material Adverse Effect.

(1) Its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its subsidiaries subsequent to December 31, 2003 under the Securities Act of 1933, as amended (“Securities Act”), or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules thereto) fairly presented in all material respects its financial position and that of its subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of it and its subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(2) Since December 31, 2003, it and its subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3) In the case of the Company only, since December 31, 2003, (A) it and its subsidiaries have conducted their businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

(4) In the case of the PNC only, since December 31, 2003, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

(h) Litigation. Except as set forth in its Regulatory Filings prior to the date hereof, there is no suit, action or proceeding pending or, to the knowledge of it, threatened against or affecting it or any of its subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (1) that, individually or in the aggregate, is material to it and its subsidiaries, taken as a whole, or (2) that is reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Plan.

(i) Regulatory Matters.

(1) Except as Previously Disclosed, neither it nor any of its subsidiaries is a party to or is subject to any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries (collectively, the “Regulatory Authorities”).

(2) Except as Previously Disclosed, neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such written order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as Previously Disclosed, there are no material formal or informal investigations relating to any material regulatory matters pending before any Governmental Entity with respect to it or its subsidiaries.

(j) Compliance with Laws. Except as Previously Disclosed, it and each of its subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened.

(k) Material Contracts; Defaults. Except for those agreements and other documents filed as exhibits to its Regulatory Filings, neither it nor any of its subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (1) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (2) in the case of the Company only, any agreement, contract, arrangement, commitment or understanding that contains (A) any non-competition or exclusive dealing agreements or other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its Subsidiaries is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries; (3) in the case of the Company only, any agreement, contract, arrangement, commitment or understanding that involves performance of services or delivery of goods or materials to or by, or expenditures or receipts of, it or any of its subsidiaries of an amount or value in excess of $300,000, other than any loan commitment entered in the ordinary course or any such agreement, contract, arrangement, commitment or understanding that is terminable on 60 days or less notice without payment of any termination fee or penalty; (4) in the case of the Company only, any joint venture, partnership or similar arrangement providing for the sharing of profits, losses, costs or liabilities by it or any of its subsidiaries with any other Person; and (5) in the case of the Company only, any agreement providing for the indemnification by the Company or its subsidiaries of any Person (other than customary agreements with vendors providing goods or services to the Company or its Subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to the Company). Neither PNC nor any of its subsidiaries, nor Seller nor any of its subsidiaries, is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) No Brokers; Fairness Opinions. (i) No action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Plan, excluding a Previously Disclosed fee to be paid to Sandler O’Neill & Partners, L.P., in the case of PNC, and Previously Disclosed fee to be paid to Lehman Brothers Inc., in the case of the Company.

(ii) As of the date of this Plan, it has received the written opinion, dated the date of this Plan, of its financial advisor, Lehman Brothers Inc., in the case of the Company, and of its financial advisor, Sandler O’Neill & Partners, L.P., in the case of PNC, to the effect that the Consideration is fair, from a financial point of view, to, in the case of PNC, PNC and in the case of the Company, the holders of Company Common Stock.

(m) Employee Benefit Plans. In the case of the Company only,

(1) All benefit and compensation plans, contracts, policies or arrangements covering its current or former employees of it and its subsidiaries (the “Employees”) and its current or former directors, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”)have been Previously Disclosed. Copies of all Benefit Plans and all amendments thereto, all summary plan descriptions, the most recently filed Form 5500 and the most recent IRS determination letter have been made available to the other party.

(2) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”) are in substantial compliance with ERISA, the Internal Revenue Code and other applicable laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”), and it is not aware of any circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code. Neither it nor any of its subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any subsidiary to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in an amount which would be material. Neither it nor any of its subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Internal Revenue Code or Section 502 of ERISA.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by it or any of its subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Internal Revenue Code (an “ERISA Affiliate”). None of it, any of its subsidiaries or any of its ERISA Affiliates has contributed to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, within the past six years. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended other than pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Plan.

(4) All contributions required to be made under each Benefit Plan have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the Regulatory Filings as of the date of such filings. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Internal Revenue Code will be materially increased by application of Section 412(l) of the Internal Revenue Code. Neither it nor any of its subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(6) As of the date hereof, there is no material pending or, to its knowledge threatened, litigation relating to the Benefit Plans. Neither it nor any of its subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement. It or its subsidiaries may amend or terminate any such plan or agreement at any time without incurring any liability thereunder other in respect of claims owed prior to such amendment or termination.

(7) Neither the execution of this Plan, shareholder approval of this Plan nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (w) entitle any of its employees or any of its subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, PNC to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code.

(n) Labor Matters. Neither it nor any of its subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened, nor to its knowledge is there any activity involving its or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Environmental Matters. To its knowledge, neither its conduct nor its operation or the conduct or operation of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To its knowledge, no property on which it or any of its subsidiaries holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither it nor any of its subsidiaries has received any written notice from any person or entity that it or its subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property. “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

(p) Tax Matters.

(1) (A) All returns, amended returns or other reports (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to Taxes (as hereinafter defined) (“Tax Returns”) that are required to be filed (taking into account any validly obtained extensions of time within which to file) by or with respect to it and its subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate in all material respects, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full in a timely manner, (C) all Taxes that it or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and, to the extent due and payable, paid over to the proper Governmental Authority in a timely manner, (D) the Tax Returns referred to in clause (A) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (E) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (F) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending, and (G) no extensions or waivers of statutes of limitation have been given by, or requested with respect to any Taxes of, it or any of its subsidiaries.

(2) (A) It has made available to the other party hereto true and correct copies of the U.S. federal income Tax Returns filed by it and its subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2003; (B) it has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed prior to the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed prior to the date hereof; (C) neither it nor any of its subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group over which it is or was the common parent) or otherwise has any liability for the Taxes of any person (other than its own Taxes and those of its subsidiaries); (D) as of the date hereof, neither it nor any of its subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (E) no Liens for Taxes exist with respect to any of its assets or properties or those of its subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP; (F) neither it nor any of its subsidiaries has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied; (G) neither it nor any of its subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4; and (H) no Tax is required to be withheld pursuant to Section 1445 of the Internal Revenue Code as a result of the transfer contemplated by this Plan.

(3) As used herein, “Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

(q) Derivative Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of one or more of its subsidiaries or their customers, if any, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of such party or one of its subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither it nor its subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(r) Insurance. It and its subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All of the insurance policies, binders, or bonds maintained by it or its subsidiaries are in full force and effect; it and its subsidiaries are not in material default thereunder.

(s) Takeover Laws and Provisions. It has taken all action required to be taken by it in order to exempt this Plan and the transactions contemplated hereby from, and this Plan and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Plan and the transactions contemplated hereby comply with, and this Plan, and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of its Governing Documents concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions (collectively, “Takeover Provisions”).

(t) Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by the Company or any of its subsidiaries to, and neither the Company nor any of its subsidiaries is otherwise a creditor or debtor to, any present or former director or executive officer of the Company or any of its subsidiaries, other than as part of the normal and customary terms of such Persons’ respective employment or service as a director with the Company or any of its subsidiaries. Neither the Company nor any subsidiary of the Company is a party to any transaction or agreement with any present or former director or executive officer of the Company, other than the terms of such Person’s respective employment or service as a director with the Company or any of its subsidiaries.

(u) Available Funds. In the case of PNC, PNC has or will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Plan.

ARTICLE V

Covenants

5.1 Reasonable Best Efforts. Subject to the terms and conditions of this Plan, each of PNC and the Company agrees to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as soon as possible and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

5.2 Stockholder Approvals.

(a) The Company agrees to take in accordance with applicable law and its Governing Documents all action necessary to convene a meeting of its stockholders (including any adjournment or postponement, the “Company Meeting”), as promptly as practicable, to consider and vote upon the adoption and approval of this Plan, as well as any other matters required to be approved by the Company’s stockholders for consummation of the Merger.

(b) The board of directors of the Company has adopted resolutions recommending to the stockholders of the Company the adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan, and the board of directors of the Company shall recommend to the Company’s stockholders the approval and adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan. Notwithstanding the foregoing, the board of directors of the Company may withdraw, modify, condition or refuse to recommend the adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan if the board of directors of the Company determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would breach its fiduciary obligations under applicable law. Notwithstanding the foregoing, this Plan and such other matters shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of approving the Plan and such other matters and nothing contained herein shall be deemed to relieve the Company of such obligation, provided, however, that if the Board of Directors of the Company shall have withdrawn, modified, conditioned or refused to recommend the adoption of this Plan and such other matters in accordance with the terms of this Agreement, then in submitting this Agreement to the Company’s stockholders, the board of directors of the Company may submit this Agreement to the Company’s stockholders without recommendation (although the resolutions adopting this Plan as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement (as defined in Section 5.3(a)) or an appropriate amendment or supplement thereto to the extent required by law.

5.3 Registration Statement/Proxy Statement.

(a) The parties agree jointly to prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by PNC with the SEC in connection with the issuance of PNC Common

Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate in the preparation of the Registration Statement and the Proxy Statement; and, provided that the Company has cooperated as required above, PNC agrees to file the Registration Statement with the SEC within twenty-one (21) days of the date hereof. Each of PNC and the Company agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. PNC also agrees to use all reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Plan. Each of PNC and the Company agrees to furnish all information concerning it, its subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

(b) Each of PNC and the Company agrees (1) as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading and (2) that the Registration Statement and Proxy Statement shall comply with all applicable laws as they relate to PNC and the Company. Each of PNC and the Company further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement or the Registration Statement.

(c) PNC agrees to advise the Company, promptly after PNC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of PNC Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.4 Press Releases. PNC and the Company shall consult with each other before issuing any press release with respect to the Merger or this Plan and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the NASDAQ National Market or the NYSE, as the case may be. PNC and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Plan as reasonably requested by the other party.

5.5 Access; Information.

(a) Each of PNC and the Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws

(including pursuant to any agreements with, commitments to or orders of any Governmental Entity, including any related action plan), and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request; provided that the foregoing shall not require PNC or the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of PNC or the Company, as the case may be, would result in disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if PNC or the Company, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of PNC or the Company, as the case may be, or any of its subsidiaries. All requests for information made pursuant to this Section 5.5 shall be directed to an executive officer of PNC or the Company, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be.

(b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) unless such information (1) was already known to such party, (2) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the providing party or (4) is or becomes readily ascertainable from publicly available sources. If this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party.

(c) In addition to the confidentiality arrangements contained in this Plan, all information provided or obtained in connection with the transactions contemplated by this Plan (including pursuant to clause (a) above) will be held by PNC in accordance with and subject to the terms of the Confidentiality Agreement, dated May 21, 2004, between PNC and the Company (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Plan and the Confidentiality Agreement, the terms of this Plan will govern.

5.6 Acquisition Proposals. The Company agrees that neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use all reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives“) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal, or, except to the extent that the board of directors of the Company determines, in good faith, after consultation with its outside financial and legal advisors, that such action is required in order for the board of directors of the Company to comply with its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal (and in any event, the Company shall not provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such person shall have executed a confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement). “Acquisition Proposal” means any proposal or offer with respect to the following involving the Company or any of its Significant Subsidiaries: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 30% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for 30% or more of the outstanding shares of its capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Plan. Notwithstanding anything in this Plan to the contrary, the Company shall (i) promptly advise PNC, orally and in writing, of (A) the receipt by it (or any of the other persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, (B) the material terms and conditions of such proposal or inquiry (whether written or oral), and (C) the identity of the person making any such proposal or inquiry and (ii) keep the other party hereto fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof.

5.7 Affiliate Agreements. The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to PNC, as soon as practicable after the date of this Plan, a written agreement in the form Previously Disclosed.

5.8 Takeover Laws and Provisions. No party hereto shall take any action that would cause the transactions contemplated by this Plan to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party hereto shall take any action that would cause the transactions contemplated by this Plan not to comply with any Takeover Provisions and each of them shall take all necessary steps within its control to make the transactions contemplated by this Plan comply with (or continue to comply with) the Takeover Provisions.

5.9 Regulatory Applications.

(a) PNC and the Company shall cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Plan, and PNC shall file its applications for approval of the Merger and the Bank Merger by the Board of Governors of the Federal Reserve (the “Board of Governors”) and the Office of the Comptroller of the Currency (the “OCC”), respectively, within 21 days of the date hereof, and shall promptly make all other necessary regulatory filings. Each of PNC and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require the Company or PNC to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company) on either PNC or the Company (a “Materially Burdensome Regulatory Condition”).

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Entity.

5.10 Options. (a) Cashout of Options. Immediately after the Effective Time, each option granted by the Company to purchase shares of Company Common Stock that is outstanding and unexercised under any employee stock option or equity compensation plan or arrangement of the Company (any such option to purchase Company Common Stock being referred to as a “Company Option” or the “Company Options”), whether or not vested or exercisable, shall be terminated and the holder shall be paid by PNC as soon as reasonably possible following the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Cash Consideration over the applicable per share exercise price of that option by (ii) the number of shares of Company Common Stock that the holder could have purchased (assuming full vesting of all options) had that holder exercised that option immediately before the Effective Time, less applicable tax withholding.

(b) Actions. Prior to the Effective Time, (1) the Company shall take such actions as PNC may reasonably request (but without expenditure of any funds) to give effect to the transactions contemplated by Section 5.10(a), including, without limitation, the provision of any notices to option holders as may be provided for in the Company’s stock option and equity compensation arrangements, and (2) the Board of Directors of the Company or the Compensation Committee thereof, as applicable, will use its reasonable best efforts to adopt any resolutions and/or plan amendments necessary to effectuate the provisions of Section 5.10(a).

5.11 Indemnification and Insurance.

(a) Following the Effective Time, PNC shall indemnify, defend and hold harmless and advance expenses to the present and former directors, officers, employees and agents of the Company or any of its subsidiaries (including the Company Bank), and any person presently or formerly serving at the request of the Company or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or under or with respect to any employee benefit plan (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Effective Time (x) to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Governing Documents and indemnification agreements, if any, in effect on the date of this Plan with the Company or any of its subsidiaries and (y) without limitation of, and in addition to, clause (x), to the fullest extent permitted by law. In the event of any such Indemnified Liabilities, (i) PNC shall pay the reasonable fees and expenses of counsel selected by an Indemnified Party promptly after statements therefor are received and shall otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred and (ii) PNC shall cooperate in the defense of such matter. If any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Plan and is successful in obtaining a decision that it is entitled to enforcement of any right or collection of any money in such action, PNC shall reimburse such Indemnified Party for all of its expenses reasonably incurred in connection with bringing and pursuing such action including, without limitation, reasonable attorneys’ fees and costs.

(b) For a period of six years from the Effective Time, PNC shall use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) and fiduciary liability insurance in respect of any Company Benefit Plans that serves to reimburse the present and former officers and directors of the Company or any of its subsidiaries (including the Company Bank) with respect to claims against such directors and officers arising from facts or events occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Plan) which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company, provided, that if PNC is unable to maintain or obtain the insurance called for by this Section 5.11(b), PNC will use its reasonable best efforts to obtain as much comparable insurance as is reasonably available.

(c) Any Indemnified Party wishing to claim indemnification under Section 5.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall notify PNC thereof; provided that the failure to so notify shall not affect the obligations of PNC under Section 5.11(a) unless and to the extent that PNC is actually and materially prejudiced as a result of such failure. PNC hereby acknowledges notice of all matters Previously Disclosed.

(d) If PNC or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets or deposits to any other entity, or engage in any similar transaction, then and in each case, PNC shall cause proper provision to be made so that the successors and assigns of PNC shall assume the obligations set forth in this Section 5.11.

(e) The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. The indemnification rights granted in this Section 5.11 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnified Party may have by contract or otherwise.

5.12 Benefit Plans.

(a) PNC shall, or shall cause the Company to, from and after the Effective Time, (1) comply with the Benefit Plans of the Company (the “Company Benefit Plans”) in accordance with their terms, (2) provide the employees of the Company with (A) until December 31, 2005, benefits under employee benefit plans that are no less favorable in the aggregate than those provided by the Company on the date hereof and (B) until the first anniversary of the Effective Time, severance benefits on an individual-by-individual basis that are equal to the severance benefits provided by the Company under the Riggs National Corporation Employee Severance Policy on the date hereof other than any such employees who as of the Effective Time are parties to Senior Executive Change of Control and Retention Agreements or other individual agreements providing for payments in connection with the termination of any such employee party, (3) provide employees of the Company credit for years of service with the Company or any of its subsidiaries or their predecessors prior to the Effective Time for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan), (4) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Company Benefit Plans) and eligibility waiting periods under group health plans of PNC to be waived with respect to employees of the Company who remain as employees of PNC or its subsidiaries (and their eligible dependents) and (5) cause to be credited any deductibles or out-of-pocket expenses incurred by employees of the Company and their beneficiaries and dependents during the portion of the calendar year prior to their participation in PNC’s health plans with the objective that there be no double counting during the year in which the Closing Date occurs of such deductibles or out-of-pocket expenses. PNC and the Company agree to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees of the Company and its subsidiaries, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by this Plan (either alone or in combination with any other event); it being understood and agreed to by the parties hereto that the transactions contemplated by this Plan shall constitute a “change of control” for purposes of the Company Benefit Plans.

(b) PNC hereby expressly assumes at the Effective Time (i) the Previously Disclosed special retention letter agreements, (ii) the Riggs National Corporation Senior Executive Change of Control and Retention Agreements (and the related trust agreement), (iii) the Riggs National Corporation Amended and Restated Deferred Compensation Plan (and the related trust agreement), (iv) the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors and (v) the Split Dollar Life Insurance Agreements, each as more specifically identified on Section 5.12(b) of the Disclosure Schedule, and PNC agrees to honor and perform the Company’s obligations under such plans and agreements in accordance with their terms.

(c) Prior to the Effective Time, the Company shall take any actions it determines are warranted to cause the interests in the Company Deferred Compensation Plan and the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors that are in the Company stock fund to be converted into a dollar amount equal to the Per Share Cash Consideration that could be invested in the same way interests that are not in the Company stock fund can be invested at the Effective Time. Prior to the Effective Time, the Company shall take any actions that are necessary to cause all unvested deferred share awards and all unvested performance share awards which are outstanding under the Riggs National Corporation 2002 Long-Term Incentive Plan to be terminated immediately prior to the Effective Time and simultaneously therewith will issue one share of Company Common Stock for each underlying share that is so terminated to the grantee of such award.

5.13 Notification of Certain Matters. Each of PNC and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, covenants or agreements contained herein.

5.14 Exemption from Liability Under Section 16(b). PNC and the Company agree that, in order to most effectively compensate and retain the Company Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Options into shares or options of PNC in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 5.14. Assuming that the Company delivers to PNC the Company Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the board of directors of PNC, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as defined below) of PNC Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Company Section 16 Information” shall mean information accurate in all material respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for PNC Common Stock in the Merger, and the number and description of the options to purchase shares of Company Common Stock held by each such Company Insider and expected to be converted into options to purchase shares of PNC Common Stock in connection with the Merger; provided that the requirement for a description of any Company Options shall be deemed to be satisfied if copies of all plans, and forms of agreements, under which such Options have been granted have been made available to PNC. “Company Insiders” shall mean those present or former officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 Information. Prior to the Effective Time, the board of directors of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing in substance that the disposition by the Company Insiders of Company Common Stock in exchange for the Consideration pursuant to the transactions contemplated hereby us intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law.

5.15 Coordination of Dividends. The board of directors of the Company shall cause its regular quarterly dividend record dates and payment dates for Company Common Stock to be the same as PNC’s regular quarterly dividend record dates and payment dates for PNC Common Stock (i.e., the Company shall move its next dividend record and payment dates to on or about October 8 and October 24, respectively), and the Company shall not thereafter change its regular dividend payment dates and record dates.

5.16 Certain Transition Matters. (a) Commencing following the date hereof, PNC and the Company shall cooperate and take all actions reasonably necessary to facilitate the integration of their respective businesses and operating systems, effective as of the Closing Date, including by causing their respective employees and officers, and their respective outside vendors and contractors, to provide support and to assist in performing all tasks, including equipment installation, reasonably required to result in a successful integration and conversion at the Closing.

(b) PNC and the Company shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby, and shall take such charges as PNC shall reasonably request; provided, however, that the Company shall not be obligated to take any such charges pursuant to this Section 5.16(b) unless and until (i) PNC irrevocably acknowledges to the Company in writing that all conditions to its obligation to consummate the Merger have been satisfied; and (ii) PNC irrevocably waives in writing any and all rights that it may have to terminate this Plan and the Company has obtained the approval of this Plan from its stockholders. The Company shall consult and cooperate with PNC in connection with the development, enhancement and performance of the Company’s system of internal control over financial reporting.

(c) Prior to the Effective Time, the Company shall (i) continue to use all reasonable efforts to comply with the terms of all agreements with, commitments to or orders of any Governmental Entity, including any related action plan, in accordance with their terms, and (ii) continue to work with the independent consultant retained by the Company in connection with Section 1 of the May 14, 2004 Cease and Desist Order with the Board of Governors (the “Independent Consultant”), and shall provide the Independent Consultant with such authority, and with such access to and cooperation of the Company and its personnel, necessary to allow the Independent Consultant to oversee the efforts of the Company addressed in clause (i) of this sentence. In addition, the Company agrees that it shall use all reasonable efforts to cause the Company Bank to complete, prior to the earlier of December 31, 2004 and the anticipated Closing Date, the review contemplated by Section 1(d) of Article II of the May 13, 2004 consent order with the OCC to the satisfaction of the OCC. The Company also agrees that it shall use all reasonable efforts to complete the anticipated sale of, or winding down of the operations identified in Section 5.16(c) of the Company Disclosure Schedule prior to the Closing Date, and that it shall timely inform PNC of all material developments relating thereto, and shall consult and cooperate with PNC with respect thereto. The Company shall keep PNC fully informed of all efforts in these regards.

ARTICLE VI

Conditions

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of PNC and the Company to consummate the Merger is subject to the fulfillment or written waiver by PNC and the Company prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Plan and the Merger shall have been duly adopted and approved by the requisite votes of the stockholders of the Company.

(b) Governmental and Regulatory Consents. All statutory waiting periods applicable to the consummation of the Merger and the Bank Merger shall have expired or been terminated, and, other than the filing provided for in Section 1.4(a), all notices, reports and other filings required to be made prior to the Effective Time by PNC or the Company or any of their respective subsidiaries with, and all regulatory consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by PNC or the Company or any of their respective subsidiaries from, any Governmental Entity in connection with the consummation of the Merger and the Bank Merger, and the other transactions contemplated hereby by PNC and the Company, shall have been made or obtained (as the case may be) and become final, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PNC or the Company, and no such consent, registration, approval, permit or authorization shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) Third Party Consents. All consents or approvals of all Persons (other than Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PNC or the Company.

(d) No Prohibitions. No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

(f) Blue Sky Approvals. All permits and other authorizations under the Securities Laws (other than that referred to in Section 6.1(e)) and other authorizations necessary to consummate the Merger and to issue the shares of PNC Common Stock to be issued in the Merger shall have been received and be in full force and effect.

6.2 Conditions to Obligation of PNC. The obligation of PNC to consummate the Merger is also subject to the fulfillment, or the written waiver by PNC prior to the Effective Time, of each of the following conditions:

(a) Representations. The representations of the Company set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date) and PNC shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Plan at or prior to the Effective Time, and PNC shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Opinion of Tax Counsel. PNC shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to PNC, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) each of PNC and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of PNC and the Company.

6.3 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment, or the written waiver by the Company, prior to the Effective Time of each of the following conditions:

(a) Representations. The representations of PNC set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of PNC by the Chief Executive Officer and the Chief Financial Officer of PNC to such effect.

(b) Performance of Obligations of PNC. PNC shall have performed in all material respects all obligations required to be performed by it under this Plan at or prior to the Effective Time, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of PNC by the Chief Executive Officer and the Chief Financial Officer of PNC to such effect.

(c) Opinion of Tax Counsel. The Company shall have received an opinion of Sullivan & Cromwell LLP, special counsel to the Company, dated the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (2) each of PNC and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of PNC and the Company.

ARTICLE VII

Termination

7.1 Termination by Mutual Consent. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether or not the stockholders of Company Common Stock have adopted and approved this Plan), upon the mutual consent of PNC and the Company, by action of their respective boards of directors.

7.2 Termination by PNC. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 6.1(a), by action of the board of directors of PNC:

(a) if there has been a breach of any representation, covenant or agreement made by the Company in this Plan, or any such representation shall have become untrue after the date of this Plan, such that Section 6.2(a) or 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by PNC to the Company;

(b) if the Merger shall not have been consummated by April 30, 2005 (the “Termination Date”), provided that the right to terminate this Plan shall not be available if PNC has breached in any material respect its obligations under this Plan in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated;

(c) if the approval of the Company’s stockholders required by Section 6.1(a) shall not have been obtained at its stockholders’ meeting or at any adjournment or postponement thereof;

(d) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company); or

(e) if (i) the Board of Directors of the Company has failed to recommend that the Company Stockholders vote in favor of this Agreement and the transactions contemplated hereby or has withdrawn, modified or qualified such recommendation in a manner adverse to PNC, (ii) the Company has failed to substantially comply with its obligations under Section 5.2 or 5.6, or (iii) the Board of Directors of the Company has publicly recommended or endorsed an Acquisition Proposal other than the Merger.

7.3 Termination by the Company. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 6.1(a), by action of the board of directors of the Company:

(a) if the Merger shall not have been consummated by the Termination Date; provided that the right to terminate this Plan pursuant to this clause (a) shall not be available if the Company has breached in any material respect its obligations under this Plan in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated;

(b) if the approval of the Company’s stockholders required by Section 6.1(a) shall not have been obtained at its stockholders’ meeting or at any adjournment or postponement thereof;

(c) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company);

(d) if there has been a breach of any representation, covenant or agreement made by PNC in this Plan, or any such representation shall have become untrue after the date of this Plan, such that Section 6.3(a) or 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to PNC.

7.4 Effect of Termination and Abandonment. In the event of termination of this Plan and the abandonment of the Merger pursuant to this Article VII, this Plan (other than as set forth in Sections 7.5 and 8.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Plan.

7.5 Termination Fee. (a) In the event that (i) a Company Pre-Termination Takeover Proposal Event (as hereinafter defined) shall occur after the date of this Agreement and thereafter this Agreement is terminated by either PNC or the Company pursuant to Section 7.2(c) or 7.3(b), respectively, by PNC pursuant to Section 7.2(e)(i) or (ii), or by PNC pursuant to Section 7.2(a) as a result of a willful breach by the Company, and (ii) prior to the date that is twelve (12) months after the date of such termination the Company consummates an Acquisition Proposal or enters into any acquisition or other similar agreement, including any letter of intent, related to any Acquisition Proposal (each, a “Company Acquisition Agreement”), then the Company shall, (i) on the date such Company Acquisition Agreement is entered into, pay PNC a fee equal to $10 million by wire transfer of same day funds and (ii) on the date an Acquisition Proposal is consummated (if consummated within one year of the date of termination, or if consummated at any time (without regard to such one-year period) if the Acquisition Proposal is the Acquisition Proposal relating to the Company Acquisition Agreement addressed in the preceding clause (i)), pay PNC a fee equal to $30 million by wire transfer of same day funds, less any fee paid pursuant to the preceding clause (i).

(b) In the event that this Agreement is terminated by PNC pursuant to Section 7.2(e)(iii), then the Company shall, (i) on the date of such termination, pay PNC a fee equal to $10 million by wire transfer of same day funds and (ii) on the date the Company consummates an Acquisition Proposal (if consummated within one year of the date of termination, or at any time if the Acquisition Proposal is the Acquisition Proposal that resulted in such termination), pay PNC a fee equal to $20 million by wire transfer of same day funds.

(c) For purposes of this Section 7.5, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, a bona fide Acquisition Proposal shall have been made known to the Company or any of its Subsidiaries or has been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Acquisition Proposal, and such Acquisition Proposal or public announcement shall not have been irrevocably withdrawn not less than five business days prior to the Company Meeting.

(d) Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees payable under this Section 7.5 shall be $30 million.

(e) The Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Plan, and that, without these agreements, PNC would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.5, and, in order to obtain such payment, PNC commences a suit which results in a judgment against the Company for the fee set forth in this Section 7.5, the Company shall pay to PNC its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

ARTICLE VIII

Miscellaneous

8.1 Survival. Except for the agreements and covenants contained in Articles I and II, Sections 5.10, 5.11, 5.12, 5.14 and 7.5 and this Article VIII, the representations, agreements and covenants contained in this Plan shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

8.2 Modification or Amendment. Subject to applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Plan, by written agreement executed and delivered by duly authorized officers of the respective parties.

8.3 Waiver of Conditions. The conditions to each party’s obligation to consummate the Merger are for the sole benefit of such party and may be waived by such party as a whole or in part to the extent permitted by applicable law. No waiver shall be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

8.4 Counterparts. For the convenience of the parties hereto, this Plan may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The execution and delivery of this Plan may be effected by telecopier.

8.5 Governing Law. This Plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within the State of Delaware.

8.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

To PNC:	To the Company:

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222

Attention: Mergers & Acquisition Department

Telecopy No.: (412) 762-6238

-and-

Attention: General Counsel

Telecopy: (412) 705-2679

Riggs National Corporation 800 17th Street, NW Washington, DC 20006 Attention: Chairman and Chief Executive Officer Telecopy No.: (202) 835-5226

with copies to:	with copies to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Craig M. Wasserman Facsimile: 212-403-2000	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 Attention: Mark J. Menting Facsimile: 212-558-3588

8.7 Entire Agreement, Etc. This Plan (including the Disclosure Schedules) and the Confidentiality Agreement constitute the entire agreement, and supersedes all other prior agreements, understandings, representations, both written and oral, between the parties, with respect to the subject matter hereof, and this Plan shall not be assignable by operation of law or otherwise (any attempted assignment in contravention of this Section 8.7 being null and void).

8.8 Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates. (a) When a reference is made in this Plan to a subsidiary of a Person, the term “subsidiary” has the meaning ascribed to that term in Rule 1-02 of Registration S-X under the Exchange Act. When a reference is made in this Plan to an affiliate of a Person, the term “affiliate” (or “Affiliate”) means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.

(b) Insofar as any provision of this Plan shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by PNC or the Company, as the case may be, to cause such action or omission to occur.

8.9 Interpretation; Effect. When a reference is made in this Plan to Sections, such reference shall be to a Section of this Plan unless otherwise indicated. The table of contents and headings contained in this Plan are for reference purposes only and are not part of this Plan. Whenever the words “include,” “includes” or “including” are used in this Plan, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require the Company, PNC or any of their respective subsidiaries or affiliates to take any action that would violate any applicable law, rule or regulation.

8.10 Severability. The provisions of this Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Plan, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Entity of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Plan and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.11 No Third Party Beneficiaries. Nothing contained in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties hereto, any benefit, right or remedies except that the provisions of Sections 5.11, 5.12(b) (to the extent of agreements expressly set forth in Section 5.12(b) of the Disclosure Schedule) and 5.14 shall inure to the benefit of the Persons referred to therein.

8.12 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy which may arise under this Plan is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Plan, or the transactions contemplated by this Plan. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Plan by, among other things, the mutual waivers and certifications in this Section 8.12.

[next page is a signature page]

IN WITNESS WHEREOF, this Plan has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ JAMES E. ROHR
Name:	James E. Rohr
Title:	Chairman and Chief Executive Officer

RIGGS NATIONAL CORPORATION

By:	/s/ ROBERT L. ALLBRITTON
Name:	Robert L. Allbritton
Title:	Chairman and Chief Executive Officer

ANNEX B

[LEHMAN BROTHERS LETTERHEAD]

July 16, 2004

Board of Directors

Riggs National Corporation

1503 Pennsylvania Avenue, N.W.

Washington, D.C. 20005

Members of the Board:

We understand that Riggs National Corporation (“Riggs” or the “Company”) intends to enter into an Agreement and Plan of Merger, dated as of July 16, 2004 (the “Agreement”), between the Company and The PNC Financial Services Group, Inc. (“PNC”), pursuant to which, among other things, the Company will merge with and into PNC (the “Merger” or the “Proposed Transaction”). We further understand that, upon the effectiveness of the Merger, each issued and outstanding share of Company common stock (the “Company Common Stock”) will be converted into the right to receive, at the election of the holder thereof, either (i) the number of shares of the common stock of PNC (the “PNC Common Stock”) equal to the quotient of (x) the Per Share Amount (as defined below) divided by (y) the Measurement Price (as defined below) (the “Stock Consideration”) or (ii) an amount in cash equal to the Per Share Amount (the “Cash Consideration”), in each case, subject to certain election and pro-ration procedures and adjustments with respect to the final allocation of Stock Consideration and Cash Consideration to be received by the Company’s stockholders. We further understand that the aggregate amount of the Stock Consideration and the Cash Consideration to be paid by PNC in the Proposed Transaction pursuant to the Agreement (the “Merger Consideration”) is subject to adjustment to ensure that at least 42.5% of the aggregate value of the Merger Consideration will consist of PNC Common Stock. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

As used herein, (A) the “Per Share Amount” means the quotient of (i) the Closing Transaction Value (as defined below) divided by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the closing of the Proposed Transaction; (B) the “Closing Transaction Value” means the sum of (i) 45% of the product of (x) 29,202,595 shares of Company Common Stock, subject to certain adjustments described in the Agreement, and (y) $24.25 (subject to reduction based upon the number of shares of Company Common Stock issuable upon the exercise of certain options) and (ii) the product of (x) 7,533,648 shares of PNC Common Stock, subject to certain adjustments described in the Agreement, and (y) the Measurement Price; and (C) the “Measurement Price” means the average of the daily high and low per share sales prices of PNC Common Stock on the New York Stock Exchange for the five full consecutive New York Stock Exchange trading days ending on the trading day immediately prior to the closing of the Proposed Transaction.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Merger Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and certain press articles concerning the Company’s anti-money laundering controls, (3) publicly available information concerning PNC that we believe to be relevant to our analysis, including PNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections for the Company prepared by management of the Company (the “Company Projections”) and financial projections for the Company prepared by management of PNC (“PNC’s Company Projections”), (5) financial and operating information with respect to the business, operations and prospects of PNC furnished to us by PNC, including financial projections for PNC prepared by management of PNC (the “PNC Projections”), (6) independent research analysts’ estimates of the future financial performance of the Company published by I/B/E/S, (7) independent research analysts’ estimates of the future financial performance of PNC published by I/B/E/S (“PNC Research Estimates”), (8) the trading histories of the Company’s and PNC’s common stock from July 14, 2001 to July 14, 2004 and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (9) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (10) a comparison of the historical financial results and present financial condition of PNC with those of other companies that we deemed relevant, (11) the potential pro forma effect of the Proposed Transaction on the future financial performance of PNC, including the cost savings which management of PNC estimates to result from a combination of the businesses of the Company and PNC and the potential effect on PNC’s pro forma earnings per share, (12) the results of our efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company, including the terms and conditions of a proposal by a third party to acquire the Company for consideration consisting entirely of stock, the current value of which, may be greater or less than the current value of the consideration to be paid by PNC in the Proposed Transaction, and (13) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have (i) had discussions with (A) the managements of the Company and PNC concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and (B) the management of the Company and its counsel regarding the Company’s anti-money laundering controls and certain regulatory matters, and (ii) undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of the Company and PNC that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with these projections. However, for purposes of our pro forma analysis, we used PNC’s Company Projections, which reflect certain somewhat more conservative assumptions and estimates. We have discussed these adjusted projections with the management of the Company and they have agreed with the appropriateness of the use of such adjusted projections, as well as the Company Projections, in performing our analysis. With respect to the PNC Projections, upon advice of PNC, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of PNC’s management as to the future performance of PNC and that PNC will perform substantially in accordance with such projections. However, for purposes of our analysis, we utilized the more conservative PNC Research Estimates. We have discussed these PNC Research Estimates with the management of the Company and, at the Company’s direction, we have relied upon such estimates in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or PNC and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or PNC. In addition, we are not experts in the evaluation of loan portfolios or allowances for loan losses and, upon advice of the Company and PNC, we have assumed that the respective current allowances for loan losses of the Company and PNC will be, in each case, in the aggregate adequate to cover all such losses. Upon the advice of the Company and after discussion with its legal and accounting advisors, we have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of the Company with respect to their receipt of the Stock Consideration. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

In addition, we express no opinion as to the prices at which the shares of PNC Common Stock will trade at any time following the announcement of the Proposed Transaction or the consummation of the Proposed Transaction. This opinion should not be viewed as providing any assurance that the market value of the shares of PNC Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of Company Common Stock owned by such stockholders at any time prior to announcement or consummation of the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the Company’s stockholders in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and have and will receive fees for our services, a portion of which has been paid as retainer, a portion of which is payable upon the execution of the Agreement and the remainder of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and PNC in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and PNC for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

ANNEX C

DELAWARE GENERAL CORPORATION LAW SECTION 262—APPRAISAL RIGHTS

§262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Pursuant to Sections 1741-1743 of the Pennsylvania Business Corporation Law (the “PBCL”), PNC has the power to indemnify its directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in, or not opposed to, the best interests of the corporation and, with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification will have been adjudged to be liable to the corporation unless and to the extent that the person is adjudged to be fairly and reasonably entitled to indemnity. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

Section 1746 of the PBCL provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under, among other things, any by-law provision, provided that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

PNC’s by-laws provide for the mandatory indemnification of directors and officers in accordance with and to the full extent permitted by the laws of the Commonwealth of Pennsylvania as in effect at the time of such indemnification. PNC’s by-laws also eliminate, to the maximum extent permitted by the laws of the Commonwealth of Pennsylvania, the personal liability of directors for monetary damages for any action taken, or any failure to take any action as a director, except in any case such elimination is not permitted by law. PNC has purchased directors’ and officers’ liability insurance covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index.

(b) Financial Statement Schedules. Not applicable.

(c) Reports, Opinions or Appraisals. Opinion of Lehman Brothers Inc. (included as Annex B to this proxy statement/prospectus which is a part of this registration statement).

Item 22. Undertakings

(a)(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows: prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The PNC Financial Services Group, Inc. has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on August 11, 2004.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/S/ JAMES E. ROHR
Name: Title:	James E. Rohr Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints James E. Rohr and William S. Demchak, and each and either of them, such individual’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments thereto, and to file the same with the Securities and Exchange Commission, with all exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed below by the following persons in the capacities indicated on August 11, 2004.

Signatures	Title
/S/ JAMES E. ROHR James E. Rohr	Chairman, Chief Executive Officer (Principal Executive Officer) and Director

/S/ WILLIAM S. DEMCHAK William S. Demchak	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

/S/ SAMUEL R. PATTERSON Samuel R. Patterson	Controller (Principal Accounting Officer)

/S/ PAUL W. CHELLGREN Paul W. Chellgren	Director

/S/ ROBERT N. CLAY Robert N. Clay	Director

/S/ J. GARY COOPER J. Gary Cooper	Director

/S/ GEORGE A. DAVIDSON, JR. George A. Davidson, Jr.	Director

/S/ RICHARD B. KELSON Richard B. Kelson	Director

Signatures	Title
/S/ BRUCE C. LINDSAY Bruce C. Lindsay	Director

/S/ ANTHONY A. MASSARO Anthony A. Massaro	Director

/S/ THOMAS H. O’BRIEN Thomas H. O’Brien	Director

/S/ JANE G. PEPPER Jane G. Pepper	Director

/S/ LORENE K. STEFFES Lorene K. Steffes	Director

/S/ DENNIS F. STRIGL Dennis F. Strigl	Director

/S/ STEPHEN G. THIEKE Stephen G. Thieke	Director

/S/ THOMAS J. USHER Thomas J. Usher	Director

/S/ MILTON A. WASHINGTON Milton A. Washington	Director

/S/ HELGE H. WEHMEIER Helge H. Wehmeier	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

5.1	Opinion of Thomas R. Moore, Esq. as to the legality of the shares of PNC common stock to be issued in the merger (to be filed by amendment)

8.1	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (to be filed by amendment)

8.2	Opinion of Sullivan & Cromwell LLP as to certain tax matters (to be filed by amendment)

23.1	Consent of Deloitte & Touche LLP (filed herewith)

23.2	Consent of Ernst & Young LLP (filed herewith)

23.3	Consent of KPMG LLP (filed herewith)

23.4	Consent of Thomas R. Moore, Esq. (included in Exhibit 5.1)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

23.6	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

23.7	Consent of Lehman Brothers Inc. (filed herewith)

24.1	Powers of Attorney (included on the signature page hereto)

99.1	Agreement and Plan of Merger, dated as of July 16, 2004, by and between The PNC Financial Services Group, Inc. and Riggs National Corporation (attached as Annex A to the proxy statement/prospectus)

99.2	Voting Agreement, dated as of July 16, 2004, by and between The PNC Financial Services Group, Inc. and Joseph L. Allbritton (filed herewith).

99.3	Form of Proxy Card of Riggs National Corporation Common Stock (to be filed by amendment)

99.4	Form of Election and instructions for completing Form of Election (to be filed by amendment)

99.5	Form of Notice of Guaranteed Delivery (to be filed by amendment)

99.6	Instructions for completing Substitute Form W-9 (to be filed by amendment)